As filed with the Securities and Exchange Commission on January 20, 2010

Registration No. 333-164307

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DAQO NEW ENERGY CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	3674	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

666 Longdu Avenue

Wanzhou, Chongqing 404000

People’s Republic of China

(86-23) 6486-6666

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Law Debenture Corporate Services Inc.

400 Madison Avenue, 4th Floor

New York, New York 10017

(212) 750-6474

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong (852) 3740-4700	Leiming Chen, Esq. Simpson Thacher & Bartlett LLP 35th Floor, ICBC Tower 3 Garden Road Central, Hong Kong (852) 2514-7600

Approximate date of commencement of proposed sale to the public:     As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)(2)	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Ordinary Shares, par value $0.0001 per share(3)	44,850,000	$2.42	$108,387,500	$7,728.03(4)

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933.
(2)

Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purpose of sales outside the United States.

(3)

American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No.333-164310). Each American depositary share represents six ordinary shares.

(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated January 20, 2010

6,500,000 American Depositary Shares
DAQO NEW ENERGY CORP.
Representing 39,000,000 Ordinary Shares

$             per ADS

•   Daqo New Energy Corp. is offering American depository shares, or ADSs, each representing six of our ordinary shares, par value $0.0001 per share.

•   We anticipate that the initial public offering price will be between $12.50 and $14.50 per ADS.

• This is our initial public offering and no public market currently exists for our ADSs or our ordinary shares. • Trading symbol: New York Stock Exchange—DQ

This investment involves risk. See “Risk Factors” beginning on page 14.

	Per ADS	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Daqo New Energy Corp.	$	$

The underwriters have a 30-day option to purchase up to 975,000 additional ADSs from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray

Lazard Capital Markets
Needham & Company, LLC

The date of this prospectus is             , 2010

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors” before deciding whether to buy our ADSs.

Overview

We are a leading polysilicon manufacturer based in China. We manufacture and sell high-quality polysilicon to photovoltaic product manufacturers, who further process our polysilicon into ingots, wafers, cells and modules for solar power solutions. With an installed annual production capacity of 3,300 metric tonnes, or MT, as of September 30, 2009, we believe we are one of the largest polysilicon manufacturers in China. We plan to increase our installed annual production capacity to 9,300 MT by March 2012. In addition to ramping up our capacity, we have consistently focused on producing high-quality polysilicon in a cost-efficient manner, which we believe has contributed to our market position and will benefit us and our customers.

Photovoltaics is one of the proven and most rapidly growing renewable energy sources in the world. As polysilicon represents the most significant portion of the production cost for photovoltaic product manufacturing and commercial production of polysilicon requires high start-up costs and a long ramp-up time, we believe that polysilicon manufacturers with sufficient economies of scale can generally achieve higher profit margins than downstream manufacturers in the photovoltaic industry. We currently dedicate substantially all of our management efforts and our financial, technical, research and human resources to the manufacturing and sale of polysilicon. As a market leader strategically positioned upstream on the manufacturing value chain of a fast growing industry, we have been able to benefit from the growth of downstream photovoltaic cell and module production since our inception. In order to diversify our product offerings and enhance awareness of our “Daqo” brand, we plan to strategically expand into the photovoltaic module manufacturing business and the solar power system integration and installation business.

We compete with international and domestic polysilicon manufacturers primarily in acquiring and retaining China-based customers. The global financial crisis and the significant decrease in global petroleum prices since their peak in mid-2008 have resulted in a substantial decline in the demand for photovoltaic products in recent quarters. To address the challenges presented to our business by international and domestic competitors and the current global oversupply of polysilicon and the corresponding downward pricing pressure, we are focusing on maintaining our competitive cost structure and pursuing further cost saving to improve our profitability.

We believe that we have a competitive cost structure in polysilicon manufacturing primarily due to our strategic location in China and our manufacturing process. As our operations are based in Chongqing, which is in the western area of China where the cost of doing business is generally lower than in the coastal areas in China, we have significant advantages in electricity, raw material and labor costs over our competitors that are based in developed countries or in the coastal areas of China. In addition, we utilize the chemical vapor deposition process, or the “modified Siemens process,” to produce polysilicon, as do the vast majority of polysilicon manufacturers in the world. We have fully implemented the closed loop system to produce high-quality polysilicon cost-effectively. The closed loop system is an advanced polysilicon manufacturing process widely used by leading international polysilicon manufacturers. We believe we are one of the few China-based polysilicon manufacturers that have fully implemented the closed loop system in the polysilicon manufacturing process. Our fully implemented closed loop system differentiates us from manufacturers that only implement the closed loop system in some, but not all, of their manufacturing lines, and from manufacturers that are in the process of converting their open loop system to the closed loop system. Compared to the open loop manufacturing system that most of our domestic competitors use, the closed loop manufacturing system uses raw materials more efficiently, requires less electricity and causes less pollution even though manufacturing facilities based on the open loop system can be built within a shorter period of time with less initial capital expenditures on equipment. We believe that there is a trend among Chinese domestic manufacturers to migrate to the closed loop system. However, implementing the closed loop system or converting an existing open loop system to a closed loop system is time-consuming and requires significant capital investment and industry expertise. Therefore, we believe that we will continue to enjoy competitive advantages over Chinese domestic polysilicon manufacturers that use the open loop system in the short and medium term.

We focus heavily on ensuring customer satisfaction and consistently delivering high-quality products to our customers. We impose rigorous quality control standards at various stages of our manufacturing process. We systematically test raw materials from our suppliers and test our inputs at each stage of our manufacturing process to ensure that they meet all technical specifications. With our strict quality control measures in our manufacturing and facility construction processes, we are able to produce high-quality polysilicon consistently at both our existing Chongqing Phase 1a facility and our newly constructed Phase 1b facility.

We are located in China and are closer to our customers than our international competitors. China has become an important global center for manufacturing photovoltaic products with a growing number of leading photovoltaic companies. However, polysilicon production capacity in China has lagged far behind the demand from manufacturers of downstream photovoltaic products in China. In addition, due to changing project economics and increasing governmental support, we expect that the domestic photovoltaic market will undergo significant growth in the next few years. Being close to leading global photovoltaic companies based in China, we are positioned to respond to our customers’ needs quickly, manage inventory more efficiently and achieve further cost savings.

We have achieved substantial growth since we commenced commercial production of polysilicon in July 2008. In 2008, we produced 291 MT of polysilicon and sold 237 MT. In the first nine months of 2009, we produced 995 MT of polysilicon and sold 901 MT. Shortly after we commenced commercial production, leading China-based photovoltaic companies, such as Yingli Green Energy Holding Company Limited, or Yingli Green Energy, ReneSola Ltd., or ReneSola, and Suntech Power Holdings, or Suntech, through one of its affiliates, became our customers, and they have been our major customers since then. We generated revenues of $56.4 million and achieved net income attributable to our ordinary shareholders of $21.5 million in 2008, and we generated revenues of $79.5 million and achieved net income attributable to our ordinary shareholders of $20.9 million in the first nine months of 2009. The decline in our net income attributable to our ordinary shareholders from the year ended December 31, 2008 to the nine months ended September 30, 2009 was caused by the significant decrease in the average selling price of our polysilicon as a result of the global oversupply of polysilicon and the increasing pricing pressure during the same period.

Our Relationship with Daqo Group

Our existing shareholders hold equity interests in Daqo Group Co., Ltd., or Daqo Group. Since our inception, we have substantially benefited from the financial support of Daqo Group, one of the largest electrical equipment manufacturers in China. As of September 30, 2009, we had outstanding payable to Daqo Group in the amount of $0.2 million and Daqo Group guaranteed all of our outstanding bank borrowings. In addition, Daqo Group has granted us a permanent and royalty-free license to use the “Daqo” brand, which is a well recognized brand in the electrical industry in China. We have benefited from the strong brand recognition of “Daqo” in our business development efforts, as evidenced by our ability to secure major customers based in China within a short period after we commenced commercial production of polysilicon. If Daqo Group ceases to support us, our business, results of operations and prospects may be materially and adversely affected. See “Risk Factors—Risks Relating to Our Business—We may not be able to continue to receive the same level of support from Daqo Group, which may have a material adverse effect on our business and results of operations.”

Industry Background

Photovoltaics is one of the proven and most rapidly growing renewable power generation sources in the world. Solarbuzz, a solar energy research and consulting firm, reports that the global photovoltaic market reached 5,948 MW in 2008, an increase from 1,086 MW in 2004, representing a four-year compound annual growth rate of 53%. Despite the current global economic slowdown and turmoil in the global financial markets, it is expected that the photovoltaic market will continue to grow.

Although the costs of generating electricity from photovoltaics have decreased significantly in recent years, solar power generation is still more expensive than conventional power generation. The primary challenge for the photovoltaic industry is to reduce the price per watt of energy for end-users. In addition, the current growth of the solar power industry substantially relies on the availability and size of government subsidies and other economic incentives such as capital cost rebates, favorable feed-in-tariffs, tax credits and net metering. It remains a challenge for the solar power industry to reach a sufficient scale to be cost-effective in a non-subsidized marketplace.

The solar market in China is at an initial stage of development. According to Solarbuzz, the installed solar power generation capacity in China was 35 MW in 2008. However, according to Solarbuzz, the Chinese solar power market is expected to undergo a significant transformation “from a market dominated by off-grid rural and industrial projects, to one marked by a significant increase in large on-grid, ground mounted systems” as the result of changing project economics and increasing governmental support. The Chinese government acknowledges its role in global carbon emissions and has enacted a series of laws and policies emphasizing China’s objective to reduce emissions through the use of renewable energy sources.

Polysilicon is the primary raw material for the photovoltaic and semiconductor industries. Historically, the semiconductor industry has been the dominant user of polysilicon. Due to the recent rapid growth of the photovoltaic industry, the polysilicon consumption by the photovoltaic industry has exceeded that by the semiconductor industry. In 2008, the photovoltaic industry consumed 69% of the global polysilicon production while the semiconductor industry consumed the remaining 31%, according to Solarbuzz. As a result of this rapid expansion, sales to the photovoltaic industry are now the key factor affecting the price, profitability and growth of the polysilicon market.

According to Solarbuzz, the total global polysilicon production capacity serving both the semiconductor and the photovoltaic industries at the end of 2008 was approximately 87,800 MT. The top five polysilicon manufacturers accounted for approximately 59% of the total polysilicon production capacity in 2008. Although there have been many new entrants in China, polysilicon production capacity in China currently still lags far behind photovoltaic cell production capacity, presenting significant opportunities in domestic demand for the China-based polysilicon manufacturers.

Costs of production and quality define the competitive landscape of the polysilicon market. While the raw material for polysilicon production is widely available, there exists significant barriers to entering the polysilicon manufacturing business. The operation of polysilicon plants involves highly complex processes and requires significant expertise. Plant system-type, high-quality equipment, input costs and industry expertise are key determinants of the polysilicon production costs.

Historically, polysilicon supply and demand has shown significant cyclicality mainly due to significant capital investment requirements and the long lead time required for facility construction and production ramp-up. In addition, primarily as a result of the constrained financing markets, demand for photovoltaic products has declined in recent quarters. According to Solarbuzz, the growth in global polysilicon supply capability currently exceeds the growth in global polysilicon demand. As a result, the actual production has been adjusted in response to the reduced demand. Producers with low processing costs and strong balance sheets are better positioned to weather the downturn in demand and industry consolidation. Once financing becomes accessible to downstream players, polysilicon producers that have the ability to expand production quickly and effectively are well-positioned to capture a greater share of the expanding solar market.

Our Strengths

We believe that the following strengths enable us to compete effectively and to further increase our revenues and profitability:

•	Competitive cost structure;

•	Consistently high-quality products;

•	China-based manufacturing capacity with abundant growth opportunities;

•	Proven execution capabilities;

•	Strong focus on technologies and research and development; and

•	Experienced management with extensive industry contacts and strong track record of successful execution.

Our Strategies

Our goal is to become a leading global supplier of polysilicon for the solar power industry and an important player in the downstream photovoltaic market. We intend to achieve this goal by pursuing the following strategies:

•	Further reducing our production costs;

•	Significantly expanding polysilicon production capacity;

•	Deepening existing customer relationships and broadening customer base;

•	Complementing existing business through expansion into photovoltaic module manufacturing business; and

•	Leveraging our relationship with Daqo Group to enter the solar power system integration and installation business.

Our Risks and Challenges

The successful execution of our strategies is subject to certain risks and uncertainties, including:

•	Our future growth and profitability depend on the demand for photovoltaic products and the development of photovoltaic technologies;

•	Global supply for polysilicon has exceeded and may continue to exceed demand, which could cause polysilicon prices to continue to decline and materially and adversely affect our profitability;

•	Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations;

•	Alternative technologies in cell manufacturing may replace the need to use polysilicon;

•

Further development in alternative polysilicon production technologies or other changes in the solar power industry could render our production process too costly or obsolete, which could reduce our market share and cause our sales and profits to decline;

•	Our future success depends substantially on our ability to significantly expand our polysilicon production capacity and output, which exposes us to a number of risks and uncertainties;

•	The global financial and economic crisis, particularly the slowdown in the Chinese economy, may adversely affect our business, results of operations and financial condition;

•	The reduction in, or elimination of, government subsidies and economic incentives for solar energy applications could cause demand for our products and our revenues to decline;

•

Existing regulations and changes to these regulations may present technical, regulatory and economic barriers to the purchase and use of photovoltaic products, which may significantly reduce demand for our products; and

•	We operate in an increasingly competitive market and we may not be able to compete successfully with competitors who have greater resources than us.

See “Risk Factors” and other information included in this prospectus for a more detailed discussion of these and other risks, uncertainties and challenges that we face.

Corporate Information

Our principal executive offices are located at 666 Longdu Avenue, Wanzhou, Chongqing 404000, People’s Republic of China, and our telephone number at that location is (86-23) 6486-6666. Our registered office in the Cayman Islands is located at International Corporation Services Ltd., P.O. Box 472, 2nd Floor Harbour Place, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc.

Our website will be www.dqsolar.com. Information contained on our website does not constitute a part of this prospectus.

Corporate History and Structure

Our company was incorporated in Caymans Islands as Mega Stand International Limited in November 2007. We changed our corporate name to Daqo New Energy Corp., or Daqo Cayman, in August 2009.

In January 2008, we established Chongqing Daqo New Energy Co., Ltd., or Chongqing Daqo, our wholly owned operating subsidiary in China. Through Chongqing Daqo, we focus primarily on the manufacture and sale of polysilicon. In addition to Chongqing Daqo, we established Nanjing Daqo New Energy Co., Ltd., or Nanjing Daqo, in December 2007 in China, through which we plan to expand to photovoltaic module manufacturing business. In January 2009, we established Daqo Solar Energy North America, or Daqo North America, in California as our wholly owned subsidiary to serve as our marketing office to promote our products in North America.

Daqo Group established Daqo New Material Co., Ltd., or Daqo New Material, on November 16, 2006 in China. Daqo Group is one of the largest electrical equipment manufacturers in China which does not have a history of operating in the solar industry. Although all of Daqo Group’s equity interest holders also beneficially own shares of Daqo Cayman, Daqo Group does not have any shareholding in our company. Immediately after the completion of this offering, holders of equity interests in Daqo Group in aggregate will beneficially own 59.27% of the outstanding ordinary shares of our company. Daqo New Material’s business activities included acquiring land use rights and constructing certain production infrastructure prior to the incorporation of our company and Chongqing Daqo. Subsequent to its establishment, Chongqing Daqo entered into a lease agreement with Daqo New Material to rent Daqo New Material’s land, production infrastructure, machinery and equipment for its polysilicon production. The initial lease agreement has a five-year term starting from July 1, 2008, with monthly lease payment at a fixed amount. The lease agreement was amended and restated in August 2009, with retrospective effect from January 1, 2009. Under the amended and restated lease agreement, the lease period is from January 1, 2009 to December 31, 2013, with monthly lease payment at a fixed amount. One month before the expiry of the lease period, Chongqing Daqo has the option to renew the lease on the same terms and conditions for additional five-year periods. Furthermore, the amended and restated lease agreement provides that Chongqing Daqo has the option to purchase, or to designate any person to purchase, the leased assets at the then fair value at any time during the lease period or within one year following the lease period, if permitted by the PRC laws and regulations. Under current PRC laws and regulations, Chongqing Daqo needs to obtain governmental approval in China to proceed with the purchase, and given the application requirements we do not think it is currently practical for us to obtain such approval. If Daqo New Material desires to transfer the ownership of the leased assets to a third party, Chongqing Daqo has the right of first refusal to acquire the leased assets under the same conditions, and if the leased assets are transferred to a third party, the lease agreement will remain effective and enforceable against the new owner. Under Financial Accounting Standards Board Accounting Standards Codification 810-10-15, “Variable Interest Entities,” we are deemed to be Daqo New Material’s primary beneficiary for accounting purposes and Daqo New Material is considered a “variable interest entity” of ours starting from July 1, 2008. Therefore, we have consolidated the financial results of Daqo New Material into our financial statements since July 1, 2008. As of September 30, 2009, Daqo Group’s equity interest in Daqo New Material amounted to $127.9 million, which was consolidated and reflected as a noncontrolling interest in the balance sheet of our company pursuant to accounting principles generally accepted in the United States, or U.S. GAAP. Even though we do not directly or indirectly hold any equity interests in Daqo New Material, under U.S. GAAP, Daqo New Material has been deemed to be our predecessor business from November 16, 2006 through June 30, 2008.

On November 9, 2009, Chongqing Daqo signed a supplemental lease agreement with Daqo New Material to lease the production facilities of Phase 1b from November 9, 2009 until December 31, 2013 at a fixed amount. The other terms of the supplemental lease agreement are the same as those of the amended and restated lease agreement of Phase 1a.

Pursuant to a non-competition agreement with us, Daqo Group has agreed not to engage in the business of manufacturing, marketing or distributing polysilicon or any other solar power products anywhere in the world or compete in any manner with our businesses for an indefinite term. Under the agreement, Daqo Cayman and Chongqing Daqo are entitled to seek temporary restraining orders, injunctions or other equitable relief, in addition to monetary remedies specified in the agreement, if Daqo Group breaches its non-competition obligations.

In November 2009, Daqo Cayman issued and sold 29,714,103 shares of Series A convertible preferred shares in a private placement at a price of $1.851 per share to a group of investment funds. For details of the private placement, please see “Description of Share Capital—History of Securities Issuances.”

The following diagram illustrates our corporate structure immediately upon the completion of this offering, assuming no exercise of the over-allotment option granted to the underwriters:

Notes:

(1)

The holders of our Series A preferred shares consist of investment funds affiliated with Granite Global Ventures III L.P, NewMargin Growth Fund, L.P., investment funds affiliated with Siguler Guff Advisers, LLC and Venture Star Investment (HK) Limited. The Series A preferred shares will be automatically converted into our ordinary shares upon the completion of a qualified public offering.

(2)	Individual owners of Daqo Group beneficially hold equity interests in Daqo Cayman through seven personal holding companies incorporated in the British Virgin Islands, see “Principal Shareholders.”
(3)	Indicates the respective shareholding percentage of the shareholders in Daqo Cayman.
(4)	Indicates companies within the listing group.
(5)	Indicates jurisdiction of incorporation.
(6)	Daqo Group’s major shareholders include Messrs. Guangfu Xu, Xiang Xu, Fei Ge, Dafeng Shi, Bin Cai, Jianrong Tang and Wanlin Gao.
(7)	Represents a variable interest entity.

Conventions Which Apply to This Prospectus

Except where the context otherwise requires and for purposes of this prospectus only:

•	“we,” “us,” “our company,” “our” and “Daqo Cayman” refer to Daqo New Energy Corp., its subsidiaries and its variable interest entity;

•	“ADSs” refers to our American depositary shares, each of which represents six ordinary shares;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and Macau;

•

“shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share and “Series A preferred shares” refers to our Series A convertible redeemable preferred shares, par value $0.0001 per share; and

•

“RMB” or “Renminbi” refers to the legal currency of China; “$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and “Euro” refers to the legal currency of the European Union.

Unless otherwise mentioned, information is presented in this prospectus:

•	assuming no exercise by the underwriters of their option to purchase additional ADSs to cover over-allotments; and

•	for all share and per share data, giving effect to the 10,000-for-1 share split that became effective on August 5, 2009.

This prospectus contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.8262 to $1.00, the noon buying rate in effect as of September 30, 2009 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On January 15, 2010, the noon buying rate was RMB6.8269 to $1.00.

THE OFFERING

Offering price	We currently expect that the initial public offering price will be between $12.50 and $14.50 per ADS.

ADSs offered by us	6,500,000 ADSs

ADSs outstanding immediately after this offering	6,500,000 ADSs (7,475,000 ADSs if the over-allotment option is fully exercised).

Ordinary shares outstanding immediately after this offering	168,714,103 ordinary shares, par value $0.0001 per share (174,564,103 ordinary shares if the over-allotment option is fully exercised).

The ADSs	Each ADS represents six of our ordinary shares.

The depositary will hold the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement.

If we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 975,000 additional ADSs at the initial public offering price, less underwriting discounts and commissions.

Use of proceeds	Our net proceeds from this offering are expected to be approximately $78.2 million (assuming an initial public offering price of $13.50 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses payable by us). We plan to use approximately $65.0 million of these net proceeds to expand our polysilicon manufacturing facilities and the remaining amount for working capital purposes. See “Business—Manufacturing Capacity” for additional information about our production capacity expansion plan.

Lock-up	We have agreed for a period of 180 days after the date of this prospectus not to sell, transfer or otherwise dispose of any of our ordinary shares, ADSs or similar securities. Furthermore, each of our directors, executive officers, shareholders and option holders has agreed to a similar 180-day lock-up. See “Underwriting.”

Listing	We have been approved to list our ADSs on the New York Stock Exchange under the symbol “DQ.” Our ADSs and ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ADSs.

Depositary	JPMorgan Chase Bank, N.A.

The number of ordinary shares that will be outstanding immediately after this offering:

•	assumes that the underwriters do not exercise their over-allotment option to purchase additional ADSs;

•	reflects the conversion of all outstanding Series A preferred shares into 29,714,103 ordinary shares immediately upon the completion of this offering;

•

excludes 5,350,000 ordinary shares issuable upon the exercise of stock options issued under our 2009 share incentive plan that are outstanding as of the date of this prospectus, at an exercise price of $1.38 per ordinary share; and

•	excludes ordinary shares reserved for future grants under our 2009 share incentive plan.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

You should read the following information concerning us and our predecessor business, Daqo New Material, in conjunction with our consolidated financial statements and predecessor business financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following summary consolidated statements of operations for our company for the period from November 22, 2007, the date of our inception, to December 31, 2007, for the year ended December 31, 2008 and for the nine months ended September 30, 2009 and the summary consolidated balance sheet as of December 31, 2007 and 2008 and September 30, 2009 are derived from our audited consolidated financial statements included elsewhere in this prospectus. We have consolidated Daqo New Material’s financial statements in ours since July 1, 2008 because under FASB Accounting Standards Codification 810-10-15, “Variable Interest Entities,” we are deemed to be Daqo New Material’s primary beneficiary for accounting purposes and Daqo New Material is considered our “variable interest entity” starting from July 1, 2008.

The following summary consolidated statements of operations for the nine months ended September 30, 2008 have been derived from our unaudited condensed financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial data. The unaudited condensed financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented.

The summary consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results to be expected in any future period.

The following tables also present the summary consolidated statements of operations for Daqo New Material (our predecessor business) for the period from November 16, 2006, the date of its inception, to December 31, 2006, for the year ended December 31, 2007 and for the period from January 1, 2008 to June 30, 2008, and the summary consolidated balance sheet as of December 31, 2006 and 2007, and June 30, 2008, which are derived from Daqo New Material’s audited financial statements included elsewhere in this prospectus. Our predecessor business’s financial statements are prepared and presented in accordance with U.S. GAAP.

	Predecessor Business			Daqo Cayman
	Period from November 16, 2006 to December 31,	Year Ended December 31,	Period from January 1, 2008 to June 30,	Period from November 22, 2007 (Inception) to December 31,	Year Ended December 31,	Nine Months Ended September 30,
	2006	2007	2008	2007	2008	2008	2009
	(in thousands, except per share data)
Consolidated Statement of Operations Data:

Revenues	$—	$—	$—	$—	$56,368	$19,715	$79,477
Cost of revenues	—	—	—	—	(19,392)	(9,130)	(45,617)
Gross profit	—	—	—	—	36,976	10,585	33,860
Income (loss) from operations	(490)	(1,053)	(1,902)	(48)	27,212	3,726	27,817
Income (loss) before income taxes	(486)	(978)	(1,717)	(48)	23,454	1,814	23,269
Income tax benefit (expense)	160	207	428	—	(1,602)	(208)	(3,393)
Net income (loss)	—	—	—	(48)	21,852	1,606	19,876
Less: income (loss) attributable to noncontrolling interest				—	327	10	(990)
Net income (loss) attributable to Daqo New Energy Corp. ordinary shareholders	$(326)	$(771)	$(1,289)	$(48)	$21,525	$1,595	$20,866
Earnings per share, basic and diluted	—	—	—	(0.00)	$0.22	$0.02	$0.21

	Predecessor Business			Daqo Cayman
	Period from November 16, 2006 to December 31,	Year Ended December 31,	Period from January 1, 2008 to June 30,	Period from November 22, 2007 (Inception) to December 31,	Year Ended December 31,	Nine Months Ended September 30,
	2006	2007	2008	2007	2008	2008	2009
	(in thousands, except per share data)
Other Financial and Operating Data:
Gross profit margin(1)	—	—	—	—	65.6%	53.7%	42.6%
Operating profit margin(2)	—	—	—	—	48.3%	18.9%	35.0%
Net profit margin(3)	—	—	—	—	38.2%	8.1%	26.3%
Sales volume (in MT)	—	—	—	—	237	69	901 (4)

footnotes on following page

Notes:

(1)	Gross profit margin equals gross profit divided by revenues.
(2)	Operating profit margin equals income from operations divided by revenues.
(3)	Net profit margin equals net income attributable to Daqo New Energy Corp. ordinary shareholders divided by revenues.
(4)	In addition, we used approximately 16 MT polysilicon to process cells through our tolling arrangements with third party cell manufacturers in the nine months ended September 30, 2009.

	Predecessor Business			Daqo Cayman
	As of December 31,		As of June 30,	As of December 31,		As of September 30,
	2006	2007	2008	2007	2008	2009
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,902	$3,842	$4,112	$—	$3,304	$9,894
Restricted cash	—	15,562	16,908	—	20,430	38,022
Total current assets	7,902	23,596	31,306	—	33,948	72,641
Property, plant and equipment, net	333	76,179	111,681	—	314,507	400,766
Total assets	9,120	101,005	158,452	—	350,105	476,257
Advances from customers	—	13,690	—	—	59,266	31,871
Payables for purchases of property, plant and equipment	—	1,975	20,970	—	71,146	85,100
Total current liabilities	—	16,041	21,378	48	154,324	163,159
Total liabilities	472	54,232	109,968	48	279,052	305,368
Total Daqo New Energy Corp. shareholders’ equity (deficit)	8,647	46,773	48,485	(48)	22,042	42,970
Noncontrolling interest	—	—	—	—	49,011	127,918
Total equity	$8,647	$46,773	$48,485	$(48)	$71,053	$170,889

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. The following is a description of what we consider our material risks. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

Our future growth and profitability depend on the demand for photovoltaic products and the development of photovoltaic technologies.

The solar industry is at a relatively early stage of development, and the extent of acceptance of photovoltaic products is uncertain. The solar power industry does not have data as far back as the semiconductor industry or other more established industries, for which trends can be assessed more reliably from data gathered over a longer period of time. Demand for photovoltaic products may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of photovoltaic technology and demand for photovoltaic products, including:

•	decreases in government subsidies and incentives to support the development of the solar power industry;

•	relative cost-effectiveness, performance and reliability of photovoltaic products compared to conventional and other renewable energy sources and products;

•	success of other alternative energy sources, such as wind power, hydroelectric power and biofuel;

•	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	capital expenditures by end users of photovoltaic products, which tend to decrease when the economy slows down; and

•	deregulation or other regulatory actions affecting the electric power industry and the broader energy industry.

In the event that demand for solar products does not expand as we expect or photovoltaic technologies do not develop in a manner that increases the demand for polysilicon, our future growth and profitability will be materially and adversely affected.

Global supply for polysilicon has exceeded and may continue to exceed demand, which could cause polysilicon prices to continue to decline and materially and adversely affect our profitability.

Our polysilicon sales prices are affected by a variety of factors, including global supply and demand conditions. Over the years, many polysilicon manufacturers have significantly increased their capacity to meet customer demand. However, the current global economic slowdown, the crisis in the global financial markets and the significant decrease in global petroleum prices since their peak in mid-2008 have reduced or delayed the general demand for photovoltaic products. In late 2008 and 2009, newly available polysilicon supply and slowed global photovoltaic market growth resulted in an excess supply of polysilicon, which led to a significant decline in polysilicon prices. According to Solarbuzz, spot prices for solar grade polysilicon decreased rapidly from $400 to $450 per kilogram in mid-2008 to $150 to $300 per kilogram since the fourth quarter of 2008. The declining polysilicon prices had a negative impact on our revenues in 2008 and in the nine months ended September 30, 2009. As the result of the significant decline in demand and the market price for polysilicon, we had to significantly lower the selling price of our polysilicon in the fourth quarter of 2008. We cannot assure you that the price of polysilicon will not continue to decline in the future. If we experience further decline in demand, or if the price continues to decrease and we are unable to lower our costs in line with the price decline, our operating margins will be reduced and our financial condition and results of operations may be materially and adversely affected.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We have a limited operating history. We commenced polysilicon manufacturing in July 2008. Several of our senior management and key employees have worked together at our company for only a relatively short period of time. Our future success will depend on our ability to expand our manufacturing capacity significantly beyond its current level and further expand our customer base. To address these risks, we must, among other things, continue to respond to competition and volatile market developments, attract, retain and motivate qualified personnel, implement and successfully execute expansion plans and improve our technologies. We cannot assure you that we will be successful in addressing such risks. Although we were profitable in 2008 and the first nine months in 2009, we cannot assure you that our results of operations will not be adversely affected in 2010 or any future period. Our limited operating history makes the prediction of future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. Our business model, technology and ability to achieve satisfactory manufacturing yields for polysilicon at higher volumes are unproven. As a result, you should consider our future prospectus in light of the risks and uncertainties experienced by early stage companies in a rapidly evolving and increasingly competitive market in China.

Alternative technologies in cell manufacturing may replace the need to use polysilicon.

The vast majority of silicon-based photovoltaic cell manufacturers use chunk or granular polysilicon. However, alternative technologies have been commercialized. One such technology, thin-film cell production, uses little to no silicon in the production of solar cells. Thin-film solar cells are currently less costly to produce than silicon-based solar cells. Significant expansion of thin-film solar cell production has been announced which may put pressure on the entire value chain of silicon-based solar cell production. This expansion may in turn restrict the market for silicon-based solar cells, which would reduce the demand for our polysilicon. If the demand for polysilicon is adversely affected by increased demand for, and improvements to, alternative technologies, our revenues and results of operations could be materially and adversely affected.

Further development in alternative polysilicon production technologies or other changes in the solar power industry could render our production process too costly or obsolete, which could reduce our market share and cause our sales and profits to decline.

Although the vast majority of the polysilicon produced in the world utilizes the chemical vapor deposition process, or the “modified Siemens process,” several alternative production processes have been developed that may have significantly lower production costs. Compared with other polysilicon production processes, a clear disadvantage of the modified Siemens process is the large volume of electricity required. For example, MEMC Electronic Materials, Inc., or MEMC, Renewable Energy Corporation ASA, or REC, and Wacker Chemie AG, or Wacker, three of our competitors, currently operate or are constructing facilities that use the “fluidized bed reactor” method for producing polysilicon. Tokuyama Corporation, or Tokuyama, has developed a polysilicon technology called the “vapor-to-liquid deposition” process. Other polysilicon manufacturers are establishing facilities using upgraded metallurgical grade silicon process to produce solar-grade polysilicon.

Further developments in competing polysilicon production technologies may result in lower manufacturing costs or higher product performance than those achieved from the modified Siemens process, including the one we employ. We will need to invest significant financial resources in research and development to expand our market position, keep pace with technological advances in polysilicon production and effectively compete in the future. Failure to further refine our technology could make our production process too costly or obsolete, which could reduce our margins and market share, cause our revenues to decline and materially and adversely affect our results of operations.

Our future success depends substantially on our ability to significantly expand our polysilicon production capacity and output, which exposes us to a number of risks and uncertainties.

Our future success depends on our ability to significantly increase both polysilicon production capacity and output. If we fail to do so, we may not be able to benefit from economies of scale to reduce our costs per kilogram of polysilicon, to meet our obligations under supply agreements, to maintain our competitive position or to improve our profitability. Our ability to establish additional production capacity and increase output is subject to significant risks and uncertainties, including:

•

the need to raise significant additional funds to purchase additional production equipment or to build additional manufacturing facilities, which we may not be able to obtain on commercially viable terms or at all;

•	cost overruns and delays as a result of a number of factors, many of which are beyond our control, such as increases in the price of electricity or problems with equipment delivery;

•	delays or denial of required approvals by relevant government authorities;

•	failure to obtain production inputs in sufficient quantities or at acceptable cost;

•	significant diversion of management’s attention and other resources; and

•	failure to execute our expansion plan effectively.

The global financial and economic crisis, particularly the slowdown in the Chinese economy, may adversely affect our business, results of operations and financial condition.

The global financial markets have experienced significant disruptions recently, and most of the world’s major economies entered into recession. The Chinese economy has also slowed down significantly since the second half of 2008 and this trend may continue in 2010 and beyond. Since we currently derive substantially all of our revenues from customers in China, any prolonged slowdown in the Chinese economy may have an adverse effect on our business, operating results and financial condition in a number of ways. For example, our customers may decrease or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and such customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from such customer.

The reduction in or elimination of government subsidies and economic incentives for solar energy applications could cause demand for our products and our revenues to decline.

When upfront system costs are factored into cost per kilowatt hour, the current cost of solar power substantially exceeds the cost of traditional forms of energy in many locations. As a result, national and local governmental authorities in many countries, including China, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to distributors, system integrators and manufacturers of photovoltaic products to promote the use of solar energy and to reduce dependency on other forms of energy. We believe that the near-term growth of the market for solar energy applications depends in large part on the availability and size of government subsidies and economic incentives. The reduction or elimination of government subsidies and economic incentives may hinder the growth of this market or result in increased price competition for solar energy products, which could cause our revenues to decline. These government subsidies and economic incentives could be reduced or eliminated altogether. For example, in September 2008, Spain set a cap of 500 megawatts for feed-in tariffs for solar power in 2009, which is expected to significantly reduce installations of new solar energy projects in the country. In addition, government financial support of photovoltaic products has been, and may continue to be, challenged as being unconstitutional or otherwise unlawful in certain other countries. Reductions in, or elimination of, government subsidies and economic incentives for solar energy applications before the solar power industry reaches the economies of scale necessary for solar power to become cost-effective in a non-subsidized market place could result in decreased demand for solar generation products and, as a result, for polysilicon, which could cause our revenues to decline.

Existing regulations and changes to these regulations may present technical, regulatory and economic barriers to the purchase and use of photovoltaic products, which may significantly reduce demand for our products.

Photovoltaic products are subject to national and local regulations relating to building codes, safety, environmental protection, utility interconnection and metering and other aspects of the electric utility industry. In a number of countries, including China, these regulations are being modified and may continue to be modified. The purchases of, or further investment in the research and development of, alternative energy sources, including photovoltaic technology, could be deterred by unfavorable regulations, which could result in a significant reduction in the potential demand for our products. For example, without a regulatory mandated exception for solar power systems, electric utility companies are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to end users of using the photovoltaic products and make them less desirable, thereby harming our business, prospects, results of operations and financial condition.

We operate in an increasingly competitive market and we may not be able to compete successfully with competitors who have greater resources than us.

The polysilicon market is expected to become increasingly competitive. Our competitors include international polysilicon manufacturers, such as Hemlock Semiconductor Corporation, or Hemlock, MEMC, REC and Wacker, and Chinese domestic polysilicon manufacturers, such as Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., China Silicon Corporation Ltd. and Sichuan Xinguang Silicon Science and Technology Co., Ltd. Many of our competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size and longer operating history provide them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. In addition, our competitors may have stronger relationships or may enter into exclusive relationships with some of our key customers. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of polysilicon than we can. In addition, many solar cell and module manufacturers have established or have announced the intention of establishing polysilicon production or affiliate relationships with manufacturers of polysilicon, including some of our existing and potential customers. We compete with these in-house capabilities, which could limit our ability to expand our sales or even reduce our sales to our existing customers. Failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.

We depend on a limited number of customers and sales contracts for a significant portion of our revenues and the loss of any customer or cancellation of any contract may cause significant fluctuations or declines in our revenues.

We sell a substantial portion of our polysilicon to a limited number of customers. In 2008 and in the nine months ended September 30, 2009, our top three customers in aggregate accounted for approximately

89% and 61% of our total revenues during the respective periods. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

•	reduction, delay or cancellation of orders from one or more of our significant customers, thus having a material and adverse effect on our results of operations and financial condition;

•	failure to reach an agreement with our customers on the pricing terms or sales volumes under our framework agreements during periodic renegotiations;

•	loss of one or more of our significant customers and failure to identify additional or replacement customers; and

•	failure of any of our significant customers to make timely payment for our products.

If we are unable to manage our growth effectively, our business and financial results may be adversely affected.

We have experienced a period of rapid growth and expansion that has placed, and continues to place, significant strain on our management and resources. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce and manage our customer relationships. All of these endeavors will require substantial management efforts and skills and require significant additional expenditures. We cannot assure you that we will be able to manage our growth effectively, and any failure to do so may have a material adverse effect on our business and financial results. Moreover, even if we do expand our manufacturing capacity as planned, we may be unable to generate sufficient customer demand for our polysilicon to support our increased production levels, which could adversely affect our business and results of operations.

We expect to experience increased costs as a result our planned construction of our Phase 2 facility by adding 6,000 MT production capacity in 2010 and 2011. See “Business—Manufacturing Capacity.” Before our production facilities become fully operational, we will need to make substantial payments for the installation of machinery and equipment, the training of personnel and other related expenses. A significant portion of these payments will be made prior to any revenues being realized from the expansion project. If we cannot increase production yields in our Phase 2 facility in accordance with our plan, we may not be able to achieve lower costs per unit of production, which would decrease our margins and lower our profitability.

If we are unable to manage our expansion effectively, our business and financial results may be adversely affected.

We plan to expand into the photovoltaic module manufacturing business by establishing tolling arrangements with ingot, wafer and cell manufacturers and purchasing equipment to conduct photovoltaic module production on leased premises in Nanjing, China. If we are presented with appropriate opportunities, we may take other steps to acquire or invest in technologies, businesses or assets that are strategically important to our business or form alliances with key players in the photovoltaic industry to further expand our business. Such acquisitions and investments could expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, our relationships with employees, customers and suppliers as a result of integration of new businesses. Investments in new businesses may also divert our cash flow from servicing our debts and making necessary capital expenditures. In addition, we may incur impairment losses on our acquisitions and investments in equity securities. The diversion of our management’s attention and any difficulties encountered with respect to the acquisitions, investments or alliances or in the process of integration could have an adverse effect on our ability to manage our business. Any failure to integrate any acquired businesses or joint ventures into our operations successfully and any material liabilities or potential liabilities of any acquired businesses or joint ventures that are not identified by us during our due diligence process for such acquisitions or investments could materially and adversely affect our business and financial condition.

Polysilicon production is energy-intensive and if our energy costs rise or if our electricity and other utility supplies are disrupted, our results of operations will be materially and adversely affected.

The polysilicon production process, particularly the modified Siemens process that we use, is highly dependent on a constant supply of electricity and other utilities, such as steam, natural gas and water, to maintain the optimal conditions for polysilicon production. If electricity or other utility supplies are not maintained at the desired level, we may experience significant delays in the production of polysilicon. In the past, there were shortages in electricity supply in various regions across China, especially during peak seasons, such as in the summer. In addition, the recent uncommon cold weather in China has resulted in a surging natural gas demand, which in turn has caused severe gas shortage in many regions, including Chongqing, where substantially all our manufacturing facilities are located. The local governmental authorities in the worst-hit areas have taken measures to reduce or restrict the amount of natural gas supplied to non-residential users. We primarily use natural gas for our in-house steam production and steam is critical for our manufacturing process. Although the recent natural gas shortage has not directly affected our operations, if the shortage becomes more severe in the future, our natural gas supply may be reduced or suspended, which would significantly disrupt our manufacturing process. We are working with the local public utility company and the local government to secure our nature gas supply. In addition, we used and continue to use a local steam supplier that does not utilize natural gas to produce steam for part of our steam supply. In the event that electricity or other utility supplies to our manufacturing facilities are disrupted, our business, results of operations and financial condition could be materially and adversely affected. In addition to shortages, we are subject to potential risks of interruptions in energy supply due to equipment failure, weather conditions or other causes.

Even if we have access to sufficient sources of electricity and other utilities, any significant increase in the costs of utilities could adversely affect our profitability, as we consume substantial amounts of electricity and other utilities in our manufacturing process. If electricity and other utility costs were to rise, our results of operations could be materially and adversely affected.

We need a significant amount of cash to fund our future capital expenditure requirements and working capital needs; if we cannot obtain additional sources of liquidity when needed, our growth prospects and future profitability may be materially and adversely affected.

We need a significant amount of cash to fund our operations. In particular, we will need substantial additional funding to finance our expansion of polysilicon production capacity and our working capital requirements. We will also need cash resources to fund our research and development activities in order to remain competitive on cost and technology. In the past, we relied in part on long-term bank borrowings and advance payments from customers to finance our working capital requirements. However, we expect that we may not be able to obtain a substantial amount of, or any, advance payments from customers in the future as the polysilicon market becomes increasingly competitive. We will need additional debt or equity financing to finance our planned polysilicon production capacity expansion and working capital requirements. In addition, future acquisitions, expansions, market changes or other developments may cause us to require additional financing. Our ability to obtain external financing in the future is subject to a number of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by companies in our industry;

•	economic, political and other conditions in China and elsewhere; and

•	development and duration of the current global economic slowdown and financial market crisis.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may be materially and adversely affected.

Our current indebtedness could adversely affect our business, financial condition and results of operations.

We currently have a significant amount of debt. As of September 30, 2009, we had outstanding bank borrowings of $166.6 million with a weighted average floating interest rate of 6.87%. We borrowed substantially all of these bank loans from China Construction Bank, Wanzhou Branch with guarantees from Daqo Group, an affiliated company of ours. In December 2009, Chongqing Daqo obtained a total of the U.S. dollar equivalent amount of approximately $19.4 million in bank borrowings from Huaxia Bank and China CITIC Bank and Daqo Group also provided guarantee for these two loans. We cannot assure you that we will be able to renew these borrowings when they become due or to obtain other loans or credits from other banks or other lenders on the terms satisfactory to us or at all to satisfy the substantial capital expenditure requirements associated with our planned capacity expansion, whether on our own or with the continuing support from Daqo Group. In addition, this level of indebtedness could have an adverse effect on our future operations, including, among other things: (1) reducing the availability of our cash flow to fund our working capital, capital expenditures or other general corporate purposes as a result of interest or principal payments; (2) subjecting us to the risk of interest rate increases on our indebtedness which bears floating interest rates; and (3) placing us at a competitive disadvantage compared to our competitors that have less debt or are otherwise less leveraged. Any of these factors could have a material and adverse effect on our business, financial condition and results of operations.

We will face risks associated with the marketing, distribution and sale of our polysilicon internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business and operate profitably.

With our increased production, we intend to sell a portion of our polysilicon outside of China. The marketing, distribution and sale of our polysilicon in the international market would expose us to a number of risks, including:

•	fluctuations in currency exchange rates;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and costs relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our products; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

If we are unable to effectively manage these risks, we may not be able to successfully expand our business abroad, operate profitably, fully utilize our existing and expanded capacity and grow our business as we have planned.

The production of polysilicon presents operational difficulties and dangers; if we are unable to operate effectively or natural disasters or operational disruptions occur, our business, results of operations and financial condition could be adversely affected.

Production of polysilicon requires the use of volatile materials and chemical reactions sensitive to temperature and pressure and requires the use of external controls to maintain safety. For example, in the production of polysilicon, we use trichlorosilane, or TCS, which is a highly combustible substance if brought into contact with moisture in the air and is therefore potentially destructive and extremely dangerous if mishandled or used in uncontrolled circumstances. The occurrence of a catastrophic event involving TCS as a result of a natural disaster or human error at one of our polysilicon production facilities could threaten, disrupt or destroy a significant portion or all of our polysilicon production capacity at such facility for a significant period of time. Additionally, the smooth operation of our polysilicon production facilities depends significantly on our ability to maintain temperatures and pressure at appropriate levels, the supply of steam at a consistent pressure level, the availability of adequate electricity and our ability to control the application of such electricity. Accordingly, mistakes in operating our equipment or an interruption in the supply of electricity or steam at our production facilities could result in the production of substandard polysilicon or substantial shortfalls in production and could reduce our production capacity for a significant period of time. In addition, we voluntarily shut down our manufacturing facilities from time to time on an as-needed basis for maintenance and quality check purposes. For example, we shut down our Phase 1b facilities in November 2009 for quality check purposes. The occurrence of any such events or disruptions could result in loss of revenues and could also damage our reputation, any of which could have a material adverse effect on our business, operating results and financial condition.

We may not be successful in our efforts to continue to manufacture polysilicon in a cost-effective manner.

The technology used to manufacture polysilicon is complex, requires costly equipment and is continuously being modified in an effort to improve yields and product performance. We may face significant challenges relating to polysilicon production in the future. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials or tools used to manufacture polysilicon could interrupt manufacturing, reduce yields or cause a portion of the polysilicon to be rejected by our customers, which would materially and adversely affect our profitability.

Our effective capacity and ability to produce high volumes of polysilicon depend on the cycle time for each batch of polysilicon. We may encounter problems in our manufacturing process or facilities as a result of, among other things, production failures, construction delays, human error, equipment malfunction or process contamination, all of which could seriously harm our operations. We may experience production delays if any modifications we make in the manufacturing process to shorten production cycles are unsuccessful. Moreover, failure to achieve acceptable manufacturing levels may make our polysilicon costs uncompetitive, which could materially and adversely affect our business, financial condition and results of operations.

We obtain certain production equipment from a limited number of suppliers, and if such equipment is not delivered on time, is damaged in shipment or is otherwise unavailable, our ability to deliver polysilicon on time will suffer, which in turn could result in cancellation of orders and loss of revenues.

Our operations and expansion plans depend on our ability to obtain a sufficient amount of equipment that meets our specifications on a timely basis. Some of our equipment used in polysilicon production is not readily available from alternative vendors and would be difficult to repair or replace if it were to become damaged or cease working. If any of these suppliers were to experience financial difficulties or go out of business, or if there were any damage to or a breakdown of our production equipment, our business would suffer. In addition, a supplier’s failure to supply our ordered equipment in a timely manner, with adequate quality and on terms acceptable to us, could delay the capacity expansion of our manufacturing facilities and otherwise disrupt our production schedule or increase our costs of production. We have experienced significant delays in the delivery of our key equipment in the past. Failure to obtain equipment meeting our specifications could have a material adverse effect on our business, financial condition and results of operations. Furthermore, demand for polysilicon production equipment may result in significant increases in prices of such equipment or shortages in related components for our intended expansion. Any unexpected price increases could materially and adversely affect our financial condition and results of operations.

We have sourced and will continue to source some of our production equipment from Chinese manufacturers, and we cannot assure you that the domestically sourced equipment will perform at the same level as our imported equipment or will meet our quality requirements.

We have purchased key equipment from domestic and international suppliers. Compared to major international suppliers, our domestic suppliers generally have shorter operating histories and less experience in providing equipment for the polysilicon industry. We cannot assure you that the locally made equipment will perform at similar levels of quality and reliability as our imported equipment. In the event the domestic equipment does not perform as well as the imported equipment or does not perform at all, we may encounter disruption in our manufacture or deterioration of product quality, which in turn could materially and adversely affect our business, financial condition and results of operations.

Product defects could result in increased costs, decreased sales, and damage to our customer relationships and our reputation.

Our polysilicon may contain defects that are not detected until after it is shipped or processed by our customers. In the event our products are returned to us due to product defects, we would be required to replace the defective products promptly. If we deliver products with defects, or if there is a perception that our products are of substandard quality, we may incur substantially increased costs associated with termination of contracts and replacement of shipped products, and our credibility, market reputation and relationship with customers will be harmed and sales of our products may be materially and adversely affected.

Most of our production, storage, administrative, and research and development facilities are located in close proximity to one another in Chongqing, China. Any damage or disruption at these facilities would have a material adverse effect on our financial condition and results of operations.

Substantially all of our production, storage, administrative, and research and development facilities are currently located in close proximity to one another in Chongqing, China. A natural disaster, such as fire, floods, typhoons, earthquakes, snow storms, or other unanticipated catastrophic events, including power interruption, telecommunications failures, equipment failures, explosions, break-ins, terrorist acts or war, could significantly disrupt our ability to manufacture our products and operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we would not be able to meet our production targets and our business would suffer. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

On May 12, 2008, an earthquake of a magnitude of 8.0 on the Richter scale hit the Sichuan Province, which is located adjacent to Chongqing. Businesses and production operations in the affected areas of Sichuan Province were shut down temporarily due to safety concerns. Although there were no material impacts on our operations as a result of such earthquake, there can be no assurance that we may not be directly or indirectly affected by similar natural disasters in the future.

We rely on third party intellectual property for certain key aspects of our operations, which subjects us to the payment of license fees and potential disruption or delays in the production of our products.

While we continue to develop and pursue patent protection for our own technologies, we expect to continue to rely on third party license arrangements for certain key aspects of our operations. For instance, Poly Engineering S.r.l., or Poly Engineering, granted a license to our company for the exclusive rights in China, Taiwan, Hong Kong and Macau to utilize its modified Siemens process to produce polysilicon in our facilities. See “Business—Intellectual Property” for details of the contractual arrangements. The fees associated with such licenses could adversely affect our financial condition and operating results. If for any reason we are unable to license necessary technology on acceptable terms or at all, it may become necessary for us to develop alternative technology internally, which could be costly and delay or disrupt our production and therefore have a material adverse effect on our business and operating results.

Failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

We rely primarily on trade secrets and other contractual restrictions to protect our intellectual property. Contractual arrangements, such as the confidentiality and non-competition agreements and terms between us and our research and development personnel, afford only limited protection and the actions we may take to protect our trade secrets and other intellectual property may not be adequate. In addition, we currently have five pending patent applications in China covering various aspects of the polysilicon manufacturing process. However, we cannot assure you that our patent applications will be eventually issued with sufficiently broad coverage to protect our technology and products. Failure to protect our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights and use them to compete against us, which could have a material adverse effect on our business, financial condition or operating results.

Policing unauthorized use of proprietary technology can be difficult and expensive. In particular, the laws and enforcement procedures of China and certain other countries are uncertain or do not protect intellectual property rights to the same extent as the laws and enforcement procedures of the United States do. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protection available to you and us.” We may need to resort to court proceedings to enforce our intellectual property rights in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.

Although we are currently strengthening our research and development capability, to date, substantially all of the intellectual property used in our polysilicon production process was developed by third parties. Our success will be jeopardized if we cannot use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to photovoltaic technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings, and related legal and administrative proceedings can be both costly and time-consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our manufacturing process or our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

We may not be able to continue to receive the same level of support from Daqo Group, which may have a material adverse effect on our business and results of operations.

Since our inception, we have substantially benefited from financial support from Daqo Group, one of the largest electrical equipment manufacturers in China. As of September 30, 2009, we had outstanding payable to Daqo Group in the amount of $0.2 million and Daqo Group guaranteed all of our outstanding bank borrowings. In addition, Daqo Group has granted us a permanent and royalty-free license to use the “Daqo” brand, which is a well recognized brand in the electrical industry in China. We have benefited from the strong brand recognition of “Daqo” in our business development efforts, as evidenced by our ability to secure major customers based in China within a short period after we commenced commercial production of polysilicon. Daqo Group has agreed in writing not to engage in the business of manufacturing, marketing or distributing polysilicon or any other solar power products anywhere in the world or compete in any manner with our businesses for an indefinite term. However, we cannot assure you that we will continue to receive the same level of support, or any support at all, from Daqo Group in the future. If Daqo Group ceases to support us, our business, results of operations and prospects may be materially and adversely affected. In addition, any negative publicity associated with Daqo Group will likely have an adverse impact on our reputation, which could materially and adversely affect our business. In the event of any disagreements with Daqo Group, we may have to resort to legal proceedings in China to enforce our rights, which could be costly, time consuming and involve uncertain outcome.

Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers and key employees, especially Mr. Guangfu Xu, our chairman, and Mr. Gongda Yao, our chief executive officer. If one or more of our executive officers or key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily, in a timely manner, or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees join a competitor or form a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, these agreements may not be enforceable in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protection available to you and us.”

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Currently, four of our directors, Messrs. Guangfu Xu, Xiang Xu, Fei Ge and Dafeng Shi, beneficially own an aggregate of 57.56% of our outstanding share capital on an as-converted, fully diluted basis. Upon the completion of this offering, these four shareholders will beneficially own an aggregate of 44.24% of our outstanding share capital assuming no exercise of the over-allotment option granted to the underwriters. These four shareholders are also directors of Daqo Group or Daqo Group’s material subsidiaries. As a result of their high level of shareholding, these shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering. Our existing shareholders’ interests as beneficial owners of Daqo Group and Daqo New Material may not always be aligned with their interests as our shareholders. Should any conflict of interest arise, our existing shareholders may take actions not in the best interest of us and the investors who purchase ADSs in this offering.

If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified personnel, particularly technical personnel with expertise in the solar power industry. Since our industry is characterized by high demand and intense competition for talent, there can be no assurance that we will be able to attract or retain qualified technical staff or other highly skilled employees that we will need to achieve our strategic objectives. As we are still a relatively young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the growing demands of our business. If we are unable to attract and retain qualified personnel, our business may be materially and adversely affected.

Compliance with environmental regulations can be expensive, and non-compliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.

As our manufacturing processes generate waste water and gas and other industrial wastes, we are required to comply with all applicable regulations regarding protection of the environment. We are in compliance with present environmental protection requirements and have all the necessary environmental permits to conduct our business in all material respects. However, if more stringent regulations are adopted in the future, the cost of compliance with these new regulations could be substantial. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations, which in turn would have a material adverse effect on our financial condition and results of operations.

The discontinuation of any of the preferential tax treatments or the financial incentives currently available to us in China could adversely affect our overall results of operations.

The Chinese government has provided various tax incentives to our subsidiaries in China. These incentives include income tax exemption or reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, the statutory enterprise income tax rate is 25%. However, our Chinese subsidiary Chongqing Daqo, as a foreign-invested enterprise established in the central and western regions of in China, is entitled to a preferential income tax rate of 15% through 2010. In December 2009, Chongqing Daqo was qualified as a “Chongqing Municipality High and New Technology Enterprise,” subject to the government’s grant of a formal certificate. This will entitle it to a preferential income tax rate of 15% for three years from the grant date of the certificate and can be renewed for additional three-year terms upon Chongqing Daqo’s application and the government’s approval. In addition, Chongqing Daqo received government grants in the amount of $1.9 million for the nine months ended September 30, 2009. Any increase in the enterprise income tax rate applicable to our Chinese subsidiaries or discontinuation or reduction of any of the preferential tax treatments or financial incentives currently enjoyed by our subsidiaries in China could adversely affect our business, operating results and financial condition.

The dividends we receive from our Chinese subsidiaries and our global income may be subject to Chinese tax under the EIT Law, which would have a material adverse effect on our results of operations; our foreign ADS holders will be subject to a Chinese withholding tax upon the dividends payable by us, if we are classified as a Chinese “resident enterprise.”

Under the Chinese enterprise income tax laws and regulations, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in China to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. The Cayman Islands, where Daqo Cayman is incorporated, does not have such a tax treaty with China.

Under the EIT Law, an enterprise established outside China with its “de facto management body” within China is considered a “resident enterprise” in China and will be subject to the Chinese enterprise income tax at the rate of 25% on its worldwide income. In April 2009, the Chinese State Administration of Taxation issued a new circular to clarify criteria for determining the “resident enterprise” status of foreign companies which are controlled by enterprises incorporated in China. Pursuant to the circular, to determine whether a company formed outside of mainland China and controlled by an enterprise incorporated in China should be treated as a Chinese resident enterprise, the tax authority will review factors such as the routine operation of the organizational body that effectively manages the enterprise’s production and business operations, locations of personnel holding decision-making power, location of finance and accounting functions and properties of the enterprise, and more than half of the directors or senior management personnel residing in China. Substantially all of our management members are based in China. However, it remains unclear how PRC tax authority will treat an overseas company controlled by PRC natural persons rather than PRC enterprises like our case. If the Chinese tax authorities subsequently determine that Daqo Cayman should be classified as a resident enterprise, then our worldwide income will be subject to Chinese income tax, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the EIT Law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if Daqo Cayman is classified as resident enterprise under the EIT Law, the dividends received from our Chinese subsidiaries may be exempted from withholding tax.

Moreover, under the EIT Law, foreign ADS holders will be subject to a 10% withholding tax upon dividends payable by us if Daqo Cayman is classified as resident enterprise under the EIT Law. Any such tax may reduce the returns on your investment in our ADSs.

We rely on a lease agreement with Daqo New Material for material property, plant and equipment necessary for our production, and if Daqo New Material fails to perform, or terminates the lease agreement for any reason, our business could be disrupted.

Chongqing Daqo leases certain property, plant and equipment from Daqo New Material for its polysilicon production under a lease agreement effective from July 1, 2008, which was subsequently amended. When the initial term expires, Chongqing Daqo has an option to renew the lease agreement on the same conditions for additional terms. If Daqo New Material fails to perform or terminates the lease agreement for any reason, including, for example, due to its breach of the agreement or the unavailability of any required governmental approvals, or if it refuses to extend or renew the lease agreement when the agreement expires, and we cannot find an immediately available alternative source for leasing similar property, plant and equipment, then our ability to carry on our operations will be impaired. If Daqo New Material fails to perform its obligations, we may need to initiate legal procedures in courts to enforce the agreement. Such procedures can be lengthy and the result may not be favorable to us.

We have limited insurance coverage. In particular, we do not have any product liability insurance or business interruption insurance.

As the insurance industry in China is still in an early stage of development, the product liability insurance and business interruption insurance available in China offer limited coverage compared to that offered in many other countries. We do not have any product liability insurance or business interruption insurance. Any business disruption or natural disaster could result in substantial costs and a diversion of resources, which would have a material adverse effect on our business and results of operations.

As with other photovoltaic product manufacturers, we are exposed to risks associated with product liability claims if the use of our photovoltaic products results in injury. Since our polysilicon products are made into electricity generating devices, it is possible that users could be injured or killed by devices that use our products as a result of product malfunctions, defects, improper installation or other causes. We only began commercial shipment of our photovoltaic products in July 2008 and, because of our limited operating history, we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments.

In the course of auditing our financial statements as of and for the years ended December 31, 2008, we and our independent auditors noted one material weakness and one significant deficiency in our internal control over financial reporting. We may incur extra costs in implementing measures to address such weakness and deficiency. If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2008, we and our independent registered public accounting firm identified one “material weakness” and one “significant deficiency” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified related to our lack of sufficient accounting resources and expertise necessary to comply with U.S. GAAP and the Securities and Exchange Commission, or the SEC, reporting and compliance requirements. The significant deficiency identified related to our lack of sufficient and formally documented procedures for the financial closing and reporting process. To address the weakness and the deficiency that have been identified, we have hired Mr. Jimmy Lai, who has over twenty years of experience with, and extensive knowledge of, U.S. GAAP and SEC reporting requirements to serve as our chief financial officer. We are also in the process of implementing a number of other measures, including: (1) hiring an outside consulting firm to review our internal control processes, policies and procedures in order to assist us in identifying any weaknesses or deficiencies in our internal control over financial reporting, (2) providing further training to our financial and accounting staff to enhance their knowledge of U.S. GAAP, and (3) adopting and implementing additional policies and procedures, including an enterprise resource planning system, to strengthen our internal control over financial reporting. We are working to implement these measures during 2010, although we cannot assure you that we will complete such implementation in a timely manner.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

During the course of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, we may identify other deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We have granted, and may continue to grant, stock options and other share-based compensation in the future, which may materially impact our future results of operations.

We adopted our 2009 share incentive plan in August 2009 that permits the grant of stock options, restricted shares and restricted share units to employees, directors and consultants of our company. Under the 2009 share incentive plan, we may issue options to purchase up to 15,000,000 ordinary shares. As of the date of this prospectus, options to purchase 5,350,000 ordinary shares have been granted under this plan. As a result of these option grants and potential future grants under the plan, we expect to incur significant share-based compensation expenses in future periods. The amount of these expenses will be based on the fair value of the share-based awards. We have adopted Statement of Financial Accounting Standards No. 123(R) (revised 2004) for the accounting treatment of our share incentive plan. As a result, we will have to account for compensation costs for all stock options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules under U.S. GAAP, which may have a material adverse effect on our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. However, if we limit the scope of our share incentive plan, we may not be able to attract or retain key personnel who are expected to be compensated by incentive shares or options.

Implementation of the new labor laws in China may adversely affect our business operations.

On June 29, 2007, the Chinese government promulgated a new labor contract law which became effective on January 1, 2008. Subsequent to this, the Chinese government promulgated the implementation rules of the new labor contract law. Pursuant to the new labor contract law, employers are subject to stricter requirements in terms of signing labor contracts, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. These newly enacted labor laws and regulations impose greater liabilities on employers and may significantly increase the costs to an employer if it decides to reduce its workforce. In the event we decide to significantly change or cut down our workforce, the new labor contract law could adversely affect our ability to make such changes in a manner that is most favorable to our business or in a timely and cost effective manner, which in turn may materially and adversely affect our financial condition and results of operations.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets are located in and all of our revenues are currently sourced from China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over the Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced a significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us, and by government policies or guidance aimed at curtailing the perceived over-capacity of certain industry sectors, such as steel, concrete, polysilicon and wind power equipment. See “Regulation—Renewable Energy Law and Other Government Directives.” The Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which could in turn reduce the demand for our services and materially and adversely affect our operating results and financial condition.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protection available to you and us.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which legal decisions have limited value as precedents. In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. Our Chinese operating subsidiaries, Chongqing Daqo and Nanjing Daqo, are foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies in China. Our business is also subject to various industry policy, safety and environmental laws and regulations that affect our operations and production facility expansion plans, including those related to investment, project construction, building, zoning, fire prevention and work safety. These laws and regulations are still evolving, and their interpretation and enforcement involve uncertainties. In addition, due to the inconsistent nature of regulatory enforcements in China, local Chinese governmental authorities have significant discretion in interpreting and implementing rules and regulations, and there is no assurance that the central government authorities will always agree with the interpretations and implementations of the local governmental authorities. Currently, all governmental approvals relating to our operations and production capacity expansion plans have been issued by the relevant competent local government authorities. However, if a central government agency requires us to obtain its approval and if we fail to obtain such approval in a timely manner, or at all, we may be subject to the imposition of fines against us, or the suspension or cessation of our production capacity expansion plans. In addition, under the measures jointly issued by the National Development and Reform Commission, or NDRC, and nine other governmental agencies in September 2009, we will need to seek pre-approval from NDRC if we plan to further expand our production capacity beyond Phase 2. As the detailed guidelines for approval criteria or timeline under these measures have yet to be promulgated, we cannot assure you that we will obtain the required NDRC approval in time or at all if we plan to further expand our production capacity beyond Phase 2.

See “Regulation—Renewable Energy Law and Other Government Directives.” It may be more difficult to evaluate the outcome of any regulatory or legal proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to continue our operations or planned capacity expansions, which, as a result, could materially and adversely affect our business and operations.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering; any requirement to obtain prior CSRC approval could delay this offering and failure to obtain this approval, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ADSs, and could also create uncertainties for this offering.

On August 8, 2006, six Chinese regulatory agencies, including the Ministry of Commerce, or MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration for Taxation, the State Administration for Industry and Commerce, or the SAIC, the CSRC and the State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006. The M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of interest in a Chinese company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of an application and supporting documents with the CSRC.

The application of the M&A Rules with respect to this offering remains unclear. Our Chinese counsel, Jun He Law Offices, has advised us that, as Daqo Cayman set up Chongqing Daqo and Nanjing Daqo as newly established wholly foreign owned subsidiaries in China, Daqo Cayman is not a special purpose vehicle formed for the purpose of acquiring a Chinese domestic company, and therefore we are not required to apply to the CSRC for approval for this offering. However, the CSRC may disagree with this conclusion and if prior CSRC approval is required but not obtained, we may face regulatory actions or other sanctions from the CSRC or other Chinese regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. The CSRC or other Chinese regulatory agencies may also take actions requiring us to postpone or cancel this offering before settlement and delivery of the ADSs offered by this prospectus.

Chinese regulations relating to offshore investment activities by Chinese residents may increase the administrative burden we face and may subject our Chinese resident beneficial owners or employees to personal liabilities, limit our subsidiaries’ ability to increase its registered capital or distribute profits to us, limit our ability to inject capital into our Chinese subsidiaries, or may otherwise expose us to liability under Chinese law.

SAFE has promulgated regulations that require Chinese residents and Chinese corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations may apply to our shareholders who are Chinese residents and may apply to any offshore acquisitions that we make in the future.

In October 2005, SAFE issued a regulation entitled “Circular on Issues Concerning Foreign Exchange Regulation of Corporate Financing and Roundtrip Investments by Chinese Residents through Offshore Special Purpose Companies,” or SAFE Circular No. 75. SAFE Circular No. 75 requires Chinese residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of Chinese companies, referred to in the notice as an “offshore special purpose company.” In addition, any Chinese resident who is a direct or indirect shareholder of an offshore company is required to update his registration with the relevant SAFE branches, with respect to that offshore company, any material change involving increase or decrease of capital, transfer or swap of shares, merger, division, equity or debt investment or creation of any security interest. Moreover, the Chinese subsidiaries of that offshore company are required to coordinate and supervise the filing of SAFE registrations by the offshore company’s shareholders who are Chinese residents in a timely manner. If a Chinese shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the Chinese subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the Chinese subsidiaries, and the offshore parent company may also be prohibited from injecting additional capital into its Chinese subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above may result in liability for the Chinese shareholders and the Chinese subsidiaries under Chinese law for foreign exchange registration evasion.

We have, up to the present, completed the SAFE Circular No. 75 registration for all current beneficial shareholders of our company who are Chinese residents. However, we may not be fully informed of the identities of the beneficial owners of our company in the future and we cannot assure you that all of our Chinese resident beneficial owners will comply with the SAFE regulations. The failure of our beneficial owners who are Chinese residents to make any required registrations may subject us to fines and legal sanctions, and prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

On March 28, 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange Regarding Chinese Individuals’ Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Companies, or the Stock Option Rule. Under the Stock Option Rule, Chinese citizens who are granted stock options by an overseas publicly listed company are required, through a Chinese agent or Chinese subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. We and our Chinese employees who have been granted stock options will be subject to the Stock Option Rule when our company becomes an overseas publicly listed company. If we or our Chinese employees fail to comply with such regulation, we or our employees may be subject to fines and legal sanctions.

Chinese regulation of direct investment and loans by offshore holding companies to Chinese entities may delay or limit us from using the proceeds of this offering to make additional capital contributions or loans to our Chinese subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to our Chinese subsidiaries, including from the proceeds of this offering, are subject to Chinese regulations. For example, for each of our Chinese subsidiary, the aggregate amount of our loans to the Chinese subsidiary cannot exceed the difference between the amount of its total investment and its registered capital as approved by the foreign investment regulatory authorities under relevant Chinese laws, and the loans must be registered with the local branch of the SAFE. For each foreign invested enterprise, such as Chongqing Daqo and Nanjing Daqo, when the Chinese foreign investment regulatory authorities approve the establishment of such foreign invested enterprise, the authorities approve the amounts of such enterprise’s registered capital, which represent the investors’ capital commitment in equity, and the amounts of its total investment, which represent the sum of its registered capital plus the amounts of its permitted loans. After the establishment of the foreign invested enterprise, the investors can seek regulatory approval to increase its registered capital and the total investment amounts, and upon approval, there will be increases in both amounts. There is a specific statutory guideline relating to the ratio of a foreign invested enterprise’s registered capital amount over total investment amount, and all foreign investment regulatory authorities in China must follow the ratio guideline when exercising their approval authority. However, there is no uniform statutory guideline applicable to all regulatory authorities regarding whether to approve the establishment of a new foreign invested enterprise or to approve any increase in the registered capital and total investment of an existing foreign invested enterprise. In practice, authorities consider factors such as overall governmental policies relating to the specific industry and demands in a particular industry and the approval usually takes one to three months depending on the locations of the foreign invested enterprises. The amounts of the approved total investments of Chongqing Daqo and Nanjing Daqo are $188.0 million and $48.9 million, respectively. The amount of the registered capital Chongqing Daqo is $63.0 million, $17.5 million of which is to be contributed by Daqo Cayman as the sole investor. The amount of the registered capital of Nanjing Daqo is $20.0 million, $19.1 million of which is to be contributed by Daqo Cayman as the sole investor. As of September 30, 2009, the amount of loans that Chongqing Daqo was permitted to borrow from Daqo Cayman cannot exceed $125.0 million and that for Nanjing Daqo cannot exceed $28.9 million. We may not make loans to Chongqing Daqo and Nanjing Daqo in excess of the maximum amounts permissible unless we obtain government approval to increase their total investment amounts. In addition, any increases of our capital contributions to our Chinese subsidiaries beyond the previously authorized amount must be approved by the MOFCOM and the National Development and Reform Commission or their respective local counterparts. We cannot assure you that we will be able to obtain these approvals on a timely basis, or at all. If we fail to obtain such approvals, our ability to make equity contributions or provide loans to our Chinese subsidiaries or to fund their operations may be negatively affected, which could adversely affect our Chinese subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

We rely principally on dividends and other distributions on equity paid by our wholly owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends.

As a holding company, we rely principally on dividends and other distributions on equity paid by our Chinese subsidiaries for our cash requirements, including funds necessary to service any debt we may incur. If our Chinese subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, relevant Chinese laws and regulations permit payments of dividends by Chinese subsidiaries only out of their retained earnings, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese laws and regulations, each of our Chinese subsidiaries is required to set aside a portion of its net income each year to fund a statutory surplus reserve. This reserve is not distributable as dividends until the accumulated amount of such reserve has exceeded 50% of its registered capital. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances. Limitation on the ability of our Chinese subsidiaries to pay dividends to us could materially and adversely limit our ability to borrow money outside of China or pay dividends to holders of our ADSs. Also see “—Risks Relating to Our Business—The dividends we receive from our Chinese subsidiaries and our global income may be subject to Chinese tax under the EIT Law, which would have a material adverse effect on our results of operations; our foreign ADS holders will be subject to a Chinese withholding tax upon the dividends payable by us, if we are classified as a Chinese ‘resident enterprise.’”

Fluctuations in exchange rates could result in foreign currency exchange losses.

The change in value of the Renminbi against the U.S. dollar is affected by, among other things, changes in China’s political and economic conditions. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately RMB8.3 per U.S. dollar. On July 21, 2005, the Chinese government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. For example, the Renminbi appreciated approximately 27% against the Euro between July 2008 and November 2008. It is difficult to predict how long the current situation may last and when and how it may change again. There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. Significant revaluation of the Renminbi may have a material adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Restrictions on currency exchange under Chinese laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment.

Substantially all of our revenues and operating expenses are denominated in Renminbi. Under the relevant foreign exchange restrictions in China, conversion of the Renminbi is permitted, without the need for SAFE approval, for “current account” transactions, which includes dividends, trade, and service-related foreign exchange transactions. Conversion of the Renminbi for “capital account” transactions, which includes foreign direct investment and loans, is still subject to significant limitations and requires approvals from and registration with SAFE and other Chinese regulatory authorities. We cannot assure you that SAFE or other Chinese governmental authorities will not further limit, or eliminate, our ability to purchase foreign currencies in the future. Any existing and future restrictions on currency exchange in China may limit our ability to convert cash derived from our operating activities into foreign currencies to fund expenditures denominated in foreign currencies. If the foreign exchange restrictions in China prevent us from obtaining U.S. dollars or other foreign currencies as required, we may not be able to pay dividends in U.S. dollars or other foreign currencies to our shareholders, including holders of our ADSs. Furthermore, foreign exchange control in respect of the capital account transactions could affect our Chinese subsidiaries’ ability to obtain foreign exchange or conversion into RMB through debt or equity financing, including by means of loans or capital contributions from us.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of swine flu, avian flu, Severe Acute Respiratory Syndrome, or SARS or other epidemics or outbreaks. China reported a number of cases of SARS in April 2004. In 2006, 2007 and 2008, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In April 2009, an outbreak of swine flu occurred in Mexico and the United States and human cases of swine flu were discovered in China and Hong Kong. Any prolonged occurrence or recurrence of swine flu, avian flu, SARS or other adverse public health developments in China or any of the major markets in which we do business may have a material adverse effect on our business and operations. These could include our ability to deliver our products within or outside of China, as well as temporary closure of our manufacturing facilities, or our customers’ facilities, leading to delayed or cancelled orders. Any severe travel or shipment restrictions and closures would severely disrupt our operations and adversely affect our business and results of operations.

Risks Relating to Our ADSs and This Offering

An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

We have been approved to list our ADSs on the New York Stock Exchange. Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares underlying the ADSs, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of China-based companies, including many solar energy companies, have listed or are in the process of listing their securities on U.S. stock market. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings and cash flow;

•	announcements of our new investments, acquisitions, strategic partnerships, or joint ventures;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	potential litigation or regulatory investigations; and

•	fluctuations in market prices of our products.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot assure you that these factors will not occur in the future.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be 6,500,000 ADSs (representing 39,000,000 ordinary shares) outstanding immediately after this offering, or 7,475,000 ADSs (representing 44,850,000 ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, we and all of our officers, directors and shareholders have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately $7.24 per ADS (assuming that no outstanding options to acquire ordinary shares are exercised). This number represents the difference between our pro forma net tangible book value per ADS of $6.26 as of September 30, 2009, after giving effect to this offering and the assumed initial public offering price of $13.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

Our Third Amended and Restated Memorandum and Articles of Association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We will adopt a third amended and restated memorandum and articles of association, or the Third Amended and Restated Memorandum and Article of Association, that will become effective immediately upon completion of this offering. Our Third Amended and Restated Memorandum and Articles of Association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Law of the Cayman Islands (2009 Revision) and the common law of the Cayman Islands. The rights of shareholders to take actions against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under

Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands (2009 Revision) and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our Third Amended and Restated Memorandum and Articles of Association, the minimum notice period required for convening a general meeting is seven days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made by a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may not be able to participate in rights offerings and may experience dilution of your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parities, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We will incur increased costs as a result of being a public company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Recent Developments,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our business and operating strategies;

•	our expansion and capital expenditure plans;

•	our operations and business prospects;

•	our planned use of proceeds;

•	our financial condition and results of operations;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the polysilicon manufacturing and photovoltaic and semiconductor industries.

This prospectus also contains estimates, projections and statistical data related to the polysilicon markets and solar power industry in several countries, including China. This market data, including data from Solarbuzz, speaks as of the date it was published and includes projections that are based on a number of assumptions and are not representations of fact. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by U.S. federal securities law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate we will receive net proceeds from this offering of approximately $78.2 million, or approximately $90.4 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting the underwriting discounts and offering expenses payable by us in this offering. These estimates are based upon an assumed initial offering price of $13.50 per ADS, the midpoint of the range shown on the cover page of this prospectus. A $1.00 change in the initial public offering price would, in the case of an increase, increase, and, in the case of a decrease, decrease the net proceeds of this offering by $6.0 million, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We plan to use these net proceeds for the following purposes:

•	approximately $65.0 million to expand our polysilicon manufacturing facilities; and

•	the remaining amount for working capital purposes.

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. For additional information about our production capacity expansion plan in 2010 and 2011, see “Business—Manufacturing Capacity.” Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

To the extent that the net proceeds of this offering are not immediately applied for the above purposes, we intend to deposit the proceeds into interest bearing bank accounts withdrawable on demand or to invest in short-term investment grade debt securities.

Since we are an offshore holding company, we will need to make capital contributions and loans to our PRC subsidiaries such that the net proceeds of the offering can be used in the manner described above. Such capital contributions and loans are subject to a number of limitations and approval processes under Chinese laws and regulations. We cannot assure you that we can obtain the approvals from the relevant governmental authorities, or complete the registration and filing procedures required to use our net proceeds as described above, in each case on a timely basis, or at all. See “Risk Factors—Risks Relating to Doing Business in China—Chinese regulation of direct investment and loans by offshore holding companies to Chinese entities may delay or limit us from using the proceeds of this offering to make additional capital contributions or loans to our Chinese subsidiaries.”

DIVIDEND POLICY

We have never declared or paid any dividends on our ordinary shares. We have no present plan to declare and pay any dividends on our shares or ADSs in the near future. We currently intend to retain our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China for our cash needs. Current PRC regulations restrict the ability of our subsidiaries to pay dividends to us. See “Risk Factors—Risks Relating to Doing Business in China—We rely principally on dividends and other distributions on equity paid by our wholly owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends.”

Subject to our Third Amended and Restated Memorandum and Articles of Association and the applicable laws, our board of directors has complete discretion as to whether to recommend a distribution of dividends to shareholders, and any distribution is further subject to the approval of our shareholders. Even if our board of directors decides to recommend dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ADSs and ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2009:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all of our outstanding Series A preferred shares into 29,714,103 ordinary shares immediately upon the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (1) the automatic conversion of all of our outstanding Series A preferred shares into 29,714,103 ordinary shares immediately upon the completion of this offering, and (2) the issuance and sale of 6,500,000 ADSs we are offering at an assumed initial public offering price of $13.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements included elsewhere in this prospectus.

	As of September 30, 2009
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands of $)
Long-term liabilities	142,209	142,209	142,209
Shareholders’ equity
Ordinary shares, par value $0.0001 per share, 460,000,000 shares authorized, 100,000,000 shares issued and outstanding(1)	10	13	17
Series A preferred shares, par value $0.0001 per share, 40,000,000 shares authorized, 29,714,103 shares issued and outstanding(1)	—	—	—
Additional paid-in capital(2)	—	54,897	133,062
Accumulated other comprehensive income	617	617	617
Retained earnings(3)	42,343	42,343	42,343

Total shareholders’ equity(2)	42,970	97,870	176,039

Total capitalization(2)	185,179	240,079	318,248

Note:

(1)	The presentation of the outstanding numbers of ordinary shares and Series A preferred shares assumes that the Series A financing took place as of September 30, 2009.
(2)

A $1.00 change in the assumed initial public offering price of $13.50 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital, total shareholders’ equity and total capitalization by $6.0 million.

(3)	Including $2.3 million in statutory reserves that are not available for distribution pursuant to PRC law.

You should read this table together with “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

DILUTION

If you invest in our ADSs, your interest will be diluted for each ADS you purchase to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS immediately after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the net tangible book value per share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of September 30, 2009 was approximately $43.0 million, or $0.43 per ordinary share and $2.58 per ADS as of that date. Net tangible book value represents the amount of our total assets, minus the amount of our total liabilities, intangible assets and noncontrolling interest. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the proceeds we will receive from this offering after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial public offering price per ordinary share represented by the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus, from such assumed initial public offering price per ordinary share.

Without taking into account any other changes in net tangible book value after September 30, 2009, other than giving effect to (1) the conversion of all of our outstanding Series A preferred shares into 29,714,103 ordinary shares, and (2) our sale of the ADSs offered in this offering at the initial public offering price of $13.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2009 would have been $176.1 million, or $1.04 per ordinary share and $6.26 per ADS. This represents an immediate increase in net tangible book value of $0.61 per ordinary share and $3.69 per ADS, to the existing shareholders and an immediate dilution in net tangible book value of $1.21 per ordinary share and $7.24 per ADS, to investors purchasing ADSs in this offering. The following table illustrates such dilution:

Assumed initial public offering price per ADS	$13.50
Net tangible book value per ordinary share as of September 30, 2009	$0.43
Net tangible book value per ADS as of September 30, 2009	$2.58
Pro forma net tangible book value per ordinary share after giving effect to this offering	$1.04
Pro forma net tangible book value per ADS after giving effect to this offering	$6.26
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	$1.21
Amount of dilution in net tangible book value per ADS to new investors in the offering	$7.24

The following table summarizes, on a pro forma basis as of September 30, 2009, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
	(in thousands, except per share and per ADS data and percentages)
Existing shareholders	129,714.1	76.88%	$54,910.0	38.49%	$0.42	$2.54
New investors	39,000.0	23.12	$87,750.0	61.51	$2.25	$13.50

Total	168,714.1	100.00%	$142,660.0	100.00%

A $1.00 change in the assumed public offering price of $13.50 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma net tangible book value after giving effect to the offering by $6.0 million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by $0.04 per ordinary share and $0.21 per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by $0.13 per ordinary share and $0.79 per ADS, assuming no charge to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above also assume no exercise of any outstanding share options. As of the date of this prospectus, there were 5,350,000 ordinary shares issuable upon exercise of outstanding share options at an exercise price of $1.38 per share, and there were 9,650,000 ordinary shares available for future issuance upon the exercise of future grants under our 2009 share incentive plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and all of our revenues are denominated in Renminbi. This prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB6.8262 to $1.00, the noon buying rate in effect as of September 30, 2009. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On January 15, 2010, the noon buying rate was RMB6.8269 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB Per $1.00)
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009
Nine months ended September 30	6.8262	6.8319	6.8470	6.8176
July	6.8319	6.8317	6.8342	6.8300
August	6.8299	6.8323	6.8358	6.8299
September	6.8262	6.8277	6.8303	6.8247
October	6.8264	6.8267	6.8292	6.8248
November	6.8265	6.8271	6.8300	6.8255
December	6.8259	6.8275	6.8299	6.8244
2010
January (through January 15)	6.8269	6.8272	6.8295	6.8258

Source: Federal Reserve Statistical Release

(1)

Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy certain benefits, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions, and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands, such as a less-developed body of securities laws as compared to the United States, significantly less legal protection for investors as compared to the United States, and the potential lack of standing by Cayman Islands companies to sue before the federal courts of the United States.

Our organizational documents do not contain provisions requiring arbitration of disputes between us and our officers, directors and shareholders, including disputes arising under the securities laws of the United States.

Substantially all of our operations are conducted in China, and substantially all of our assets are located there. In addition, a majority of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Law Debenture Corporate Services Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Thorp Alberga, our counsel as to Cayman Islands law, and Jun He Law Offices, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands and China would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Thorp Alberga has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar fiscal or revenue obligations and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, will be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law.

Jun He Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other agreements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. Therefore, at present, a judgment rendered by a court in the United States is not likely to be enforced by a PRC court.

CORPORATE HISTORY AND STRUCTURE

Our company was incorporated in Caymans Islands as Mega Stand International Limited in November 2007. We changed our corporate name to Daqo New Energy Corp., or Daqo Cayman, in August 2009.

In January 2008, we established Chongqing Daqo New Energy Co., Ltd., or Chongqing Daqo, our wholly owned operating subsidiary in China. Through Chongqing Daqo, we focus primarily on the manufacture and sale of polysilicon. In addition to Chongqing Daqo, we established Nanjing Daqo New Energy Co., Ltd., or Nanjing Daqo, in December 2007 in China, through which we plan to expand to photovoltaic module manufacturing business. In January 2009, we established Daqo Solar Energy North America, or Daqo North America, in California as our wholly own subsidiary to serve as our marketing office to promote our products in North America.

Daqo Group Co. established Daqo New Material on November 16, 2006 in China. Daqo Group is one of the largest electrical equipment manufacturers in China which does not have a history of operating in the solar industry. Although all of Daqo Group’s equity interest holders also beneficially own shares of Daqo Cayman, Daqo Group does not have any shareholding in our company. Immediately after the completion of this offering, holders of equity interests in Daqo Group in aggregate will beneficially own 59.27% of the outstanding ordinary shares of our company, assuming no exercise of the over-allotment option granted to the underwriters. Daqo New Material’s activities included acquiring land use rights and constructing certain production infrastructure prior to the incorporation of our company and Chongqing Daqo. Subsequent to the establishment of Chongqing Daqo, Chongqing Daqo entered into a lease agreement with Daqo New Material to rent Daqo New Material’s land, production infrastructure, machinery and equipment for its polysilicon production. The initial lease agreement has a five-year term starting from July 1, 2008, with monthly lease payment at a fixed amount. The lease agreement was amended and restated in August 2009, with retrospective effect from January 1, 2009. Under the amended and restated lease agreement, the lease period is from January 1, 2009 to December 31, 2013, with monthly lease payment at a fixed amount. One month before the expiry of the lease period, Chongqing Daqo has the option to renew the lease on the same terms and conditions for additional five-year periods. Furthermore, the amended and restated lease agreement provides that Chongqing Daqo has the option to purchase, or to designate any person to purchase, the leased assets at the then fair value at any time during the lease period or within one year following the lease period, if permitted by the PRC laws and regulations. Under current PRC laws and regulations, Chongqing Daqo needs to obtain governmental approval in China to proceed with the purchase, and given the application requirements we do not think it is currently practical for us to obtain such approval. If Daqo New Material desires to transfer the ownership of the leased assets to a third party, Chongqing Daqo has the right of first refusal to acquire the leased assets under the same conditions, and if the leased assets are transferred to a third party, the lease agreement will remain effective and enforceable against the new owner until its expiry. Under Financial Accounting Standards Board Accounting Standards Codification 810-10-15, “Variable Interest Entities,” we are deemed to be Daqo New Material’s primary beneficiary for accounting purposes and Daqo New Material is considered a “variable interest entity” of ours starting from July 1, 2008. Therefore, we have consolidated the financial results of Daqo New Material into our financial statements since July 1, 2008. As of September 30, 2009, Daqo Group’s equity interest in Daqo New Material amounted to $127.9 million, which was consolidated and reflected as a noncontrolling interest in the balance sheet of our company pursuant to U.S. GAAP. Even though we do not directly or indirectly hold any equity interests in Daqo New Material, under U.S. GAAP, Daqo New Material has been deemed to be our predecessor business from November 16, 2006 through June 30, 2008.

On November 9, 2009, Chongqing Daqo signed a supplemental lease agreement with Daqo New Material to lease the production facilities of Phase 1b from November 9, 2009 until December 31, 2013 at a fixed amount. The other terms of the supplemental lease agreement are the same as those of the amended and restated lease agreement of Phase 1a.

Pursuant to a non-competition agreement with us, Daqo Group has agreed not to engage in the business of manufacturing, marketing or distributing polysilicon or any other solar power products anywhere in the world or compete in any manner with our businesses for an indefinite term. Under the agreement, Daqo Cayman and Chongqing Daqo are entitled to seek temporary restraining orders, injunctions or other equitable relief, in addition to monetary remedies specified in the agreement, if Daqo Group breaches its non-competition obligations.

In November 2009, Daqo Cayman issued and sold 29,714,103 shares of Series A convertible preferred shares in a private placement at a price of $1.851 per share to a group of investment funds. For details of the private placement, please see “Description of Share Capital—History of Securities Issuances.”

The following diagram illustrates our corporate structure immediately upon the completion of this offering, assuming no exercise of the over-allotment option granted to the underwriters:

Notes:

(1)

The holders of our Series A preferred shares consist of investment funds affiliated with Granite Global Ventures III L.P, NewMargin Growth Fund, L.P., investment funds affiliated with Siguler Guff Advisers, LLC and Venture Star Investment (HK) Limited. The Series A preferred shares will be automatically converted into our ordinary shares upon the completion of a qualified public offering.

(2)	Individual owners of Daqo Group beneficially hold equity interests in Daqo Cayman through seven personal holding companies incorporated in the British Virgin Islands, see “Principal Shareholders.”
(3)	Indicates the respective shareholding percentage of the shareholders in Daqo Cayman.
(4)	Indicates companies within the listing group.
(5)	Indicates jurisdiction of incorporation.
(6)	Daqo Group’s major shareholders include Messrs. Guangfu Xu, Xiang Xu, Fei Ge, Dafeng Shi, Bin Cai, Jianrong Tang and Wanlin Gao.
(7)	Represents a variable interest entity.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

You should read the following information concerning us and our predecessor business, Daqo New Material, in conjunction with our consolidated financial statements and predecessor business financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following selected consolidated statements of operations for our company for the period from November 22, 2007, the date of our inception, to December 31, 2007 and for the year ended December 31, 2008 and for the nine months ended September 30, 2009 and the selected consolidated balance sheet as of December 31, 2007 and 2008, and September 30, 2009 are derived from our audited consolidated financial statements included elsewhere in this prospectus. We have consolidated Daqo New Material’s financial statements in ours since July 1, 2008 because under Financial Accounting Standards Board Accounting Standards Codification 810-10-15, “Variable Interest Entities,” we are deemed to be Daqo New Material’s primary beneficiary for accounting purposes and Daqo New Material is considered our “variable interest entity” starting from July 1, 2008.

The following selected consolidated statements of operations for the nine months ended September 30, 2008 have been derived from our unaudited condensed financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial data. The unaudited condensed financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results to be expected in any future period.

The following tables also present the selected consolidated statements of operations for Daqo New Material (our predecessor business) for the period from November 16, 2006, the date of its inception, to December 31, 2006, for the year ended December 31, 2007 and for the period from January 1, 2008 to June 30, 2008, and the selected consolidated balance sheet data as of December 31, 2006 and 2007, and June 30, 2008, which are derived from Daqo New Material’s audited financial statements included elsewhere in this prospectus. Our predecessor business’s financial statements are prepared and presented in accordance with U.S. GAAP.

	Predecessor Business			Daqo Cayman
	Period from November 16, 2006 to December 31,	Year Ended December 31,	Period from January 1, 2008 to June 30,	Period from November 22, 2007 (Inception) to December 31,	Year Ended December 31,	Nine Months Ended September 30,
	2006	2007	2008	2007	2008	2008	2009
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$—	$—	$—	$—	$56,368	$19,715	$79,477
Cost of revenues	—	—	—	—	(19,392)	(9,130)	(45,617)
Gross profit	—	—	—	—	36,976	10,585	33,860
Income (loss) from operations	(490)	(1,053)	(1,902)	(48)	27,212	3,726	27,817
Income (loss) before income taxes	(486)	(978)	(1,717)	(48)	23,454	1,814	23,269
Income tax benefit (expense)	160	207	428	—	(1,602)	(208)	(3,393)
Net income (loss)	—	—	—	(48)	21,852	1,606	19,876
Less: net income (loss) attributable to noncontrolling interest				—	327	10	(990)
Net income (loss) attributable to Daqo New Energy Corp. ordinary shareholders	$(326)	$(771)	$(1,289)	$(48)	$21,525	$1,595	$20,866

Earnings per share, basic and diluted	—	—	—	(0.00)	$0.22	$0.02	$0.21

	Predecessor Business			Daqo Cayman
	Period from November 16, 2006 to December 31,	Year Ended December 31,	Period from January 1, 2008 to June 30,	Period from November 22, 2007 (Inception) to December 31,	Year Ended December 31,	Nine Months Ended September 30,
	2006	2007	2008	2007	2008	2008	2009
Other Financial and Operating Data:
Gross profit margin(1)	—	—	—	—	65.6%	53.7%	42.6%
Operating profit margin(2)	—	—	—	—	48.3%	18.9%	35.0%
Net profit margin(3)	—	—	—	—	38.2%	8.1%	26.3%
Sales volume (MT)	—	—	—	—	237	69	901 (4)

footnotes on following page

Notes:

(1)	Gross profit margin equals gross profit divided by revenues.
(2)	Operating profit margin equals income from operations divided by revenues.
(3)	Net profit margin equals net income attributable to Daqo New Energy Corp. ordinary shareholders divided by revenues.
(4)	In addition, we used approximately 16 MT polysilicon to process cells through our tolling arrangements with third party cell manufacturers in the nine months ended September 30, 2009.

	Predecessor Business			Daqo Cayman
	As of December 31,		As of June 30,	As of December 31,		As of September 30,
	2006	2007	2008	2007	2008	2009
	(in thousands)
Consolidated Balance Sheet Data:

Cash and cash equivalents	$7,902	$3,842	$4,112	$—	$3,304	$9,894
Restricted cash	—	15,562	16,908	—	20,430	38,022
Total current assets	7,902	23,596	31,306	—	33,948	72,641
Property, plant and equipment, net	333	76,179	111,681	—	314,507	400,766
Total assets	9,120	101,005	158,452	—	350,105	476,257
Advances from customers	—	13,690	—	—	59,266	31,871
Payables for purchases of property, plant and equipment	—	1,975	20,970	48	71,146	85,100
Total current liabilities	—	16,041	21,378	48	154,324	163,159
Total liabilities	473	54,232	109,967	48	279,052	305,368
Total Daqo New Energy Corp. shareholders’ equity (deficit)	8,647	46,773	48,485	(48)	22,042	42,970
Noncontrolling interest	—	—	—	—	49,011	127,918
Total equity (deficit)	$8,647	$46,773	$48,485	$(48)	$71,053	$170,889

RECENT DEVELOPMENTS

The following is an estimate of our selected preliminary unaudited financial results for the three months ended December 31, 2009. These results are subject to completion of our normal quarter-end closing procedures and may change. For additional information regarding the various risks and uncertainties inherent in estimates of this type, see “Forward-looking Statements.” In addition, our results for the three months ended December 31, 2009 may not be indicative of our results for future periods. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may affect our results of operations.

We estimate that our revenues for the three months ended December 31, 2009 ranged from approximately $30.0 million to $31.5 million. We also estimate that the sales volume of our polysilicon in the three months ended December 31, 2009 ranged from approximately 570 MT to 590 MT.

In December 2009, we entered into a supplemental contract with an existing customer, Yingli Green Energy, whereby we agreed to sell and they agreed to purchase from us an additional 400 MT to 600 MT of polysilicon in 2010. In addition, in December 2009 and January 2010, we entered into contracts with two new customers, China Electric Equipment Group (Nanjing) Semiconductor Materials Co., Ltd., an affiliate of China Sunergy Co., Ltd., and Lightway Green New Energy Co., Ltd., whereby we agreed to sell and they agreed to purchase from us an aggregate of up to 1,176 MT of polysilicon in 2010. The prices under these two contracts are subject to renegotiation based on changes in the market price of polysilicon.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial and Operating Data” and the historical consolidated financial statements of our company for the period from November 22, 2007 to December 31, 2007, the year ended December 31, 2008 and the nine months ended September 30, 2008 and 2009 and the historical predecessor financial statements of Daqo New Material for the period from November 16, 2006 to December 31, 2006, the year ended December 31, 2007 and the period from January 1, 2008 to June 30, 2008, including the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We manufacture and sell high-quality polysilicon to photovoltaic product manufacturers, who further process our polysilicon into ingots, wafers, cells and modules for sustainable solar power solutions.

Substantially all of our production, storage, administrative, and research and development facilities are located in Chongqing, China. As of September 30, 2009, we had an installed annual polysilicon production capacity of 3,300 MT. We ramped up our Chongqing Phase 1a production facility to its full annual capacity of 1,500 MT in early 2009. We commenced trial production at our Chongqing Phase 1b production facility in July 2009 and commenced commercial production at our Phase 1b facility in December 2009. We plan to ramp up production at the Phase 1b facility to its full capacity in January 2010. We also plan to commence the construction of our Phase 2 production facility in 2010 and expect to increase our total installed production capacity to 9,300 MT by March 2012.

We sell our polysilicon to direct users, which are primarily photovoltaic product manufacturers. Since our inception, we have established business relationships with some of the leading photovoltaic companies in China, including Yingli Green Energy, ReneSola and Suntech, through its affiliate. A substantial portion of our sales, particularly our sales to our major customers, is made under long-term framework contracts.

We have experienced substantial growth since we commenced commercial production of polysilicon in July 2008. In 2008, we produced 291 MT of polysilicon and sold 237 MT. In the first nine months of 2009, we produced 995 MT of polysilicon, sold 901 MT to our customers and used approximately 16 MT to process cells through our tolling arrangement with cell manufacturers. We generated revenues of $56.4 million and achieved net income attributable to our ordinary shareholders of $21.5 million in 2008, and we generated revenues of $79.5 million and achieved net income attributable to our ordinary shareholders of $20.9 million in the first nine months of 2009. The decline in our net income attributable to our ordinary shareholders from the year ended December 31, 2008 to the nine months ended September 30, 2009 was caused by the significant decrease in our average selling prices as a result of the global oversupply and the increasing downward pricing pressure during the same period of time. In addition, our limited operating history may not be sufficient to serve as a basis to evaluate our business. See “Risk Factors—Risks Relating to Our Business—Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations” for the risks and challenges that we face.

Key Factors Affecting Our Results of Operations

The following are key factors that affect our financial condition and results of operations and are important for understanding our business:

•	demand for photovoltaic products, including government incentives to promote the usage of solar energy;

•	prices of polysilicon;

•	our production costs; and

•	our production capacity and utilization.

Demand for photovoltaic products

Our business and revenue growth are, in part, dependent on the demand for photovoltaic products. The photovoltaic industry remains at a relatively early stage of development and it is uncertain whether solar energy will be widely adopted. Although demand for photovoltaic products has grown significantly over the past decade, the current global economic slowdown and turmoil in the global financial markets, coupled with rapid declines in petroleum and natural gas prices, have made solar energy less cost competitive and less attractive as an alternative source of energy. In addition, the tight credit markets have made it difficult for photovoltaic cell and module companies to raise working capital and for end users to fund solar projects, which in turn has slowed down photovoltaic production and may reduce demand for polysilicon.

Demand for photovoltaic products is driven, in part, by government incentives that make the economic cost of solar power competitive with the cost of traditional forms of energy. We believe that the near-term growth of the market for solar energy applications depends in large part on the availability and size of government subsidies and economic incentives. Reduction in or elimination of government subsidies and economic incentives may hinder the growth of this market or result in lower sales prices for solar energy products, which could cause our revenues to decline.

Prices of polysilicon

Polysilicon sales prices are affected by a variety of factors, including the prevailing global market polysilicon prices and supply and demand conditions. During the recent years, many polysilicon manufacturers have significantly increased their capacity to meet customer demand and some photovoltaic product manufacturers have established or increased their in-house polysilicon production capacity. Accordingly, in late 2008 and 2009, newly available polysilicon supply and slower global photovoltaic market growth have resulted in an excess supply of polysilicon, which has led to a significant decline in the price of polysilicon. The decline in polysilicon price had resulted in an approximately 65.2% decrease in our average selling price of polysilicon from the year ended December 31, 2008 to the nine months ended September 30, 2009. As a result, our revenues from sales of polysilicon increased moderately from $56.4 million in the year ended December 31, 2008 to $74.5 million in the nine months ended September 30, 2009 despite the significant growth in sales volume to customers from 237 MT for the year ended December 31, 2008 to 901 MT for the nine months ended September 30, 2009. Our gross profit declined accordingly from $37.0 million in the six months ended December 31, 2008 to $33.9 million in the nine months ended September 30, 2009. We do not expect that the average selling price of polysilicon will experience any further significant decrease in the near term due to the stable demand for polysilicon resulting from the solar power industry, the improving economic environment and the long lead time required for building additional capacity for polysilicon production.

Our production costs

Our production costs consist primarily of the costs of electricity and other utilities, raw materials and direct labor. With the completion of construction and the gradual ramp-up of our polysilicon production facilities, we will seek to implement additional measures to reduce our polysilicon production costs. We have so far been able to reduce our production costs through in-house production of TCS and through effective heat and water conservation in our production system. We plan to devote substantial resources to enhancing the efficiency of our production process and in particular to reducing our polysilicon production cycle time, electricity consumption and use of raw materials. To implement this plan, we will continue to improve the high pressure techniques used in our manufacturing process as well as to refine the design of our furnaces and reactors in order to increase their production yields.

Effective cost-reduction measures in our polysilicon production are critical to our financial condition and results of operations. If we fail to continue to reduce our production costs, our profitability and competitiveness will be adversely affected.

Our production capacity and utilization

We plan to significantly increase our production capacity and utilization to meet the long-term growth in demand for polysilicon and to improve our economies of scale. We ramped up our Chongqing Phase 1a production facility to its full annual capacity of 1,500 MT in early 2009. We commenced trial production at our Chongqing Phase 1b production facility in July 2009 and commenced commercial production at our Phase 1b facility in December 2009. We plan to ramp up production at the Phase 1b facility to its full annual capacity of 1,800 MT in January 2010. We also plan to commence the construction of our Phase 2 production facility in 2010 and expect to increase our total installed production capacity to 9,300 MT by March 2012. We believe that our planned expansion will help us improve economies of scale in production by reducing material procurement costs, equipment costs, as well as selling, general and administrative expenses.

However, our capacity expansion may increase our depreciation expenses in absolute terms significantly. As we depreciate our property, plant and equipment on a straight-line basis over the estimated useful lives of the assets, our depreciation expenses may also increase as a percentage of total revenues in the ramp-up stage of our new facilities. Furthermore, the current global economic slowdown and turmoil in the global financial markets have significantly slowed down the development of the photovoltaic industry. If global economic conditions continue to worsen on an extended basis and we fail to successfully utilize our existing or expanded production capacity, we will be unable to generate profits and cash flow for our substantial capital expenditures, and our financial condition and results of operations will be adversely affected.

Components of Results of Operations

Revenues

Substantially all of our revenues are derived from the sale of polysilicon. In the nine months ended September 30, 2009, we also generated revenues from sales of photovoltaic cells processed from our polysilicon through tolling arrangements with cell manufacturers. We commenced production in July 2008 and therefore did not have any revenues for the period from our inception in 2006 to June 2008. In 2008, we produced 291 MT and sold 237 MT of polysilicon. In the first nine months of 2009, we produced 995 MT of polysilicon, sold 901 MT to our customers and used approximately 16 MT to process cells through our tolling arrangement with cell manufacturers. Our polysilicon selling prices are directly affected by global supply and demand conditions. Due to the recent global oversupply of polysilicon in late 2008 and 2009 and the resulting pricing pressure, the average selling price of our polysilicon decreased by 65.2% in the nine months ended September 30, 2009 as compared to that in the year ended December 31, 2008, which in turn adversely affected our revenues in 2008 and in the first nine months of 2009. We generated revenues of $56.4 million and achieved net income attributable to our ordinary shareholders of $21.5 million in 2008 and we generated revenues of $79.5 million and achieved net income attributable to our ordinary shareholders of $20.9 million in the first nine months of 2009. Our revenues in the first nine months of 2009 include $74.5 million generated from sales of polysilicon and $5.0 million from sales of photovoltaic cells processed from our polysilicon through tolling arrangements with cell manufacturers.

We have entered into framework agreements with our major customers, including Yingli Green Energy, ReneSola and an affiliate of Suntech. These contracts typically contain binding terms related to the prices and sales volumes of our polysilicon for the first quarter or the first year after the contract effective date. The pricing terms, and sometimes the sales volumes, for subsequent periods are typically not binding and are subject to periodic renegotiation. Our major customers generally renegotiate with us after the initial binding term expires and from time to time enter into sales orders or sales agreements for individual sales with us. Such frequent renegotiations over price and other terms have caused, and are expected to continue to cause, fluctuations in our revenues and results of operations. In addition, these contracts generally require our customers to make advance payments prior to product delivery. We also sold a small portion of polysilicon at spot market prices, which are subject to greater price volatility than prices under negotiated agreements.

In 2008, each of our top three customers, Yingli Green Energy, ReneSola and an affiliate of Suntech, accounted for 35%, 33% and 21% of our total revenues, respectively, and the three customers in aggregate accounted for more than 89% of our total revenues. In the nine months ended September 30, 2009, a subsidiary of Sumec Hardware & Tools Co., Ltd. purchased photovoltaic cells from us which were processed from our polysilicon through tolling arrangements with third party cell manufacturers. As a result, it replaced Suntech’s affiliate as one of our top three customers. During the nine months ended September 30, 2009, these top three customers accounted for 28%, 18% and 14% of our total revenues, respectively and the three customers in aggregate accounted for more than 61% of our total revenues.

Cost of revenues

Currently, our cost of revenues primarily consists of:

•	depreciation of property, plant and equipment;

•	electricity and other utilities, such as steam, water and natural gas;

•	raw materials, including metallurgical grade silicon, liquid chlorine, nitrogen, calcium oxide and hydrogen;

•	direct labor, including salaries and benefits for personnel directly involved in production activities; and

•	processing fees paid to cell manufacturers pursuant to tolling arrangements.

Due to our capacity expansion, depreciation in absolute terms has increased significantly and we expect this trend to continue as we further expand our production capacity. We also expect that our total cost of revenues will increase as we increase our sales volume. However, we expect the cost of revenues as a percentage of total revenues will decrease as we achieve greater economies of scale.

Operating expenses/income

Our operating expenses include selling, general and administrative expenses and research and development expenses, which are partially offset by other operating income as described below.

Selling, general and administrative expenses

Our selling, general and administrative expenses consist primarily of salaries and benefits for our administrative, finance and sales personnel, packaging and shipping costs, sales-related travel and entertainment expenses, other travel and corporate expenses, and depreciation of equipment used for administrative purposes. All costs in connection with start-up activities, including costs incurred prior to commencement of production and corporate formation costs of Daqo Cayman, were expensed as incurred. We expect that the amount of our selling, general and administrative expenses will increase as we expand our production capacity, increase our sales efforts, hire additional personnel, and incur professional expenses to support our operations as a listed company in the United States.

Research and development expenses

Our research and development expenses consist primarily of costs of raw materials used in research and development activities, salaries and employee benefits for research and development personnel, and equipment costs relating to the design, development, testing and enhancement of our production process. We expect our research and development expenses to increase significantly in the future as we continue to hire additional research and development personnel and focus on improvement of process technologies for our products.

Other operating income

Our other operating income reflects government subsidies that we receive from time to time. We record government subsidies as other operating income when we receive them. The amount and timing of subsidies cannot be predicted with certainty.

Share-based compensation expenses

On October 31, 2009, our board of directors granted options to purchase a total of 5,350,000 ordinary shares to our officers, directors, employees and consultants pursuant to our 2009 share incentive plan. The exercise price of all of the options is $1.38 per share. Twenty-five percent of the ordinary shares subject to the options will vest one year following the vesting commencement date, and the remaining seventy-five percent of the ordinary shares subject to the option will vest in 36 equal monthly installments over the next three years. We did not grant any options or other equity incentives to any officer, director, employee or consultant before October 2009.

We will determine share-based compensation expenses based on the fair value of the options as of the date of grant and recognize such expenses over the vesting period of the options. The change of share-based compensation expenses will affect our operating expenses, net income and earnings per share.

We have engaged an independent appraiser to assist us in assessing the fair value of our options and ordinary shares underlying the options. Determining the fair value of options and ordinary shares requires making complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of grant.

In assessing the fair value of our ordinary shares, the following principal factors were considered:

•	the nature of our business and the contracts and agreements relating to our business;

•	our financial conditions;

•	the economic outlook in general and the specific economic and competitive elements affecting our business;

•	the growth of our operations; and

•	our financial and business risks.

We used the income approach to estimate the fair value of the ordinary shares on October 31, 2009 and the market approach as a cross check and determined that the fair value of our ordinary shares was $1.80 per share on October 31, 2009.

The income approach involved applying appropriate discount rates to discount cash flows that were based on our earnings forecasts. The major assumptions used in deriving the fair value of our ordinary shares were consistent with our business plan and outlook as of October 31, 2009. Other major assumptions used in determining the fair value of our ordinary share as of October 31, 2009 included the following:

•

Weighted average costs of capital, or WACC. WACC of 18.8% as at October 31, 2009 was used. This was developed based on capital-asset pricing model, with a consideration of the risk-free rate and the industry beta.

•	Comparable companies. In deriving discount rate, certain publicly traded companies in polysilicon industry were selected for reference as our comparable companies.

•	Discount for lack of marketability, or DLOM. DLOM of 6% was used in the valuations.

We also used other general assumptions, including the following: no material changes in the existing political, legal, fiscal and economic conditions and polysilicon industry in China; our ability to retain competent management and key personnel to support our ongoing operations; and no material deviation in market conditions from economic forecasts.

We estimated the fair value of the options using the Black-Scholes option pricing model with the assistance of the appraiser. As we did not have historical share option exercise experience, the expected term was estimated as the average between the vesting term of the options and the original contractual term. The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options. The risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options. The dividend yield was estimated based on the expected dividend policy over the expected term of the options.

For the options to purchase 5,350,000 ordinary shares that we granted to officers, directors, employees and consultants on October 31, 2009, we estimated that the total unrecognized compensation costs were approximately $6.2 million based on the assessment of the fair value of the awarded options. The compensation expenses are to be recognized as a charge to expense over the vesting period of four years from the grant date.

We believe that the increase in the fair value of our ordinary shares from $1.80 per share on October 31, 2009 to $2.25 per share, the midpoint of the estimated range of the initial public offering price, is attributable to the following significant factors and events since October 31, 2009:

•

In November 2009, Daqo Cayman issued and sold 29,714,103 shares of Series A convertible preferred shares in a private placement for a total consideration of $55.0 million. The investors in the private placement include investment funds affiliated with Granite Global Ventures III L.P. and NewMargin Growth Fund, L.P., both of which are reputable investment funds. The per share purchase price of the Series A convertible preferred shares is approximately $1.85, which resulted from the arms length negotiations between us and the investors, all of which were unrelated third parties.

•

In December 2009, we entered into a supplemental contract with an existing customer, Yingli Green Energy, whereby we agreed to sell and they agreed to purchase from us an additional 400 MT to 600 MT of polysilicon in 2010. In addition, in December 2009 and January 2010, we entered into contracts with two new customers, China Electric Equipment Group (Nanjing) Semiconductor Materials Co., Ltd., an affiliate of China Sunergy Co., Ltd., and Lightway Green New Energy Co., Ltd., whereby we agreed to sell and they agreed to purchase from us an aggregate of up to 1,176 MT of polysilicon in 2010.

•	In November and December 2009, we tested our Phase 1b production facility and successfully commenced commercial production at this facility in December 2009.

•

In early January 2010, we and the underwriters agreed to a plan to launch the road show around mid-January in connection with this offering. The offering is expected to increase the value of our ordinary shares as a result of the increased liquidity and marketability of our ordinary shares.

Interest income and expenses

Our interest income represents interest on our cash balances. Our interest expenses relate primarily to our short-term and long-term borrowings from banks, less capitalized interest expenses to the extent they relate to our capital expenditures.

Taxation

Cayman Islands tax

We are a tax exempted company incorporated in the Cayman Islands and are not subject to tax in this jurisdiction.

Chinese tax

Our Chinese subsidiaries are foreign invested enterprises in China. Under the EIT Law, which became effective on January 1, 2008, the Chinese enterprise income tax rate applicable to manufacturing entities is 25%.

Chongqing Daqo, our wholly owned Chinese subsidiary and a foreign-invested enterprise established in the central and western region in China, is entitled to a preferential income tax rate of 15% from the date of its establishment to December 31, 2010. In December 2009, Chongqing Daqo was qualified as a “Chongqing Municipality High and New Technology Enterprise,” subject to the government’s grant of a formal certificate. This will entitle it to a preferential income tax rate of 15% for three years from the grant date of the certificate and can be renewed for additional three-year terms upon Chongqing Daqo’s application and the government’s approval.

Daqo New Material, our variable interest entity and a domestic Chinese enterprise, was subject to an income tax rate of 33% for the period from November 16, 2006 to December 31, 2007 and 25% for the year ended December 31, 2008.

Nanjing Daqo, our wholly owned Chinese subsidiary and a foreign invested enterprise, is subject to an income tax rate of 25%.

Under the EIT Law and implementation regulations issued by the State Council of China, a dividend payment by a foreign-invested entity to its foreign shareholders is subject to a 10% withholding tax. We intend to reinvest all of Chongqing Daqo’s undistributed earnings into our capacity expansion and do not plan to distribute any of the earnings as dividends in the foreseeable future and, accordingly, we have not set aside provision for Chinese dividend withholding tax. If we do distribute these earnings in the form of dividends, we will be subject to the withholding tax at a rate of 10%.

Pursuant to the Interim Regulations on Value Added Tax and their implementation rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services or the importation of goods in China are generally required to pay value-added tax, or VAT, at a rate of 17% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Furthermore, when exporting goods, the exporter is entitled to VAT refund, which amount will be a portion of or all of the VAT that it has already paid or borne. For our sale of polysilicon products to domestic purchasers, we are subject to the 17% VAT without any VAT refunds for such sales.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (1) the reported amounts of assets and liabilities, (2) disclosure of contingent assets and liabilities at the end of each reporting period, and (3) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, and expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our financial statements, you should consider (1) our selection of critical accounting policies, (2) the judgment and other uncertainties affecting the application of such policies, and (3) the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on the judgment of our management.

Revenue recognition

We generate revenues primarily from the sale of polysilicon and recognize revenues when all of the following conditions are met: persuasive evidence of an arrangement exists, the sales price is fixed and determinable, delivery of the products has occurred, title and risk of loss have transferred to customers and collectability of receivable is reasonably assured. Our sales agreements with our customers typically do not contain product warranties except for return and replacement of defective products within a period ranging from 15 to 30 days from delivery. In addition, our agreements do not contain post-shipment obligations or any other return or credit provisions.

A majority of our sales contracts provide that title and risk of loss related to the products are transferred to our customers upon shipment. Therefore, we recognize revenues when our products are shipped if other revenue recognition criteria are met. We require and receive cash on delivery for a majority of our sales transactions. We may extend credit terms to our customers after assessing a number of factors to determine their credit worthiness.

Allowance for doubtful accounts

We conduct credit reviews for customers to whom we extend credit terms. We estimate the amount of accounts receivable that may not be collected based on the aging of our accounts receivable and specific evidence relating to the financial condition of our customers that may affect their ability to pay their balances.

Depreciation

Our long-lived assets mainly include property, plant and equipment. We depreciate our property, plant and equipment on a straight-line basis over the estimated useful lives of the assets, taking into account the assets’ estimated residual values. We estimate the useful lives and residual values at the time we acquire the assets based on our management’s knowledge on the useful lives of similar assets and replacement costs of similar assets having been used for the same useful lives in the market, and taking into account anticipated technological or other changes. On this basis, we have estimated the useful lives of our buildings and plants to be 20 years, our machinery and equipment to be 10 years, our furniture and office equipment to be 3 to 5 years and our motor vehicles to be 6 years. We review the estimated useful life and residual value for each of our long-lived assets on a regular basis. If technological changes occur more rapidly than anticipated, we may shorten the useful lives or lower the residual value assigned to these assets, which will result in the recognition of increased depreciation and amortization expense in future periods.

Impairment of long-lived assets

We evaluate our long-lived assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the asset group to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets. For the periods presented, we recorded no impairment of our long-lived assets.

Consolidation of variable interest entity

In addition to the financial statements of Chongqing Daqo and Nanjing Daqo, our wholly owned subsidiaries in China, we also consolidated the financial statements of Daqo New Material as a variable interest entity of Chongqing Daqo starting from July 1, 2008.

We were incorporated in November 2007 in the Cayman Islands. Our principal operating subsidiary, Chongqing Daqo, was established in China in January 2008. Daqo New Material was established by Daqo Group, an affiliated company controlled by our current shareholders, on November 16, 2006. Daqo New Material’s activities included acquiring land use rights for our polysilicon manufacturing and constructing certain production infrastructure prior to the incorporation of our company and Chongqing Daqo.

After its establishment, Chongqing Daqo entered into a lease agreement with Daqo New Material dated June 30, 2008 to rent all of Daqo New Material’s land, production infrastructure and machinery and equipment for our polysilicon production. The initial lease agreement has a five-year term starting July 1, 2008, with monthly lease payments at a fixed amount of RMB9.95 million ($1.4 million). The rental amount under the initial lease agreement was determined based on factors, such as Daqo New Material’s operating expenses, interest expenses and the return on investment required by Daqo New Material’s owners. The initial lease agreement also provided that if Daqo New Material transferred the ownership of the leased assets to any third party, the lease agreement will remain effective and enforceable against the new owner until its expiry. One month before the expiry of the initial lease term, the lease agreement could be renewed for an additional five- year term upon mutual consent. Chongqing Daqo had the right of first refusal to rent the leased assets under the initial lease agreement.

The lease agreement was amended and restated in August 2009, with retrospective effect from January 1, 2009. After one year of operations, Daqo New Material and Chongqing Daqo concluded that the lease payments under the original lease agreement would result in excessive return on investment to Daqo New Material in the foreseeable future. The amount of the monthly lease payment was thus reduced to RMB6.1 million ($0.9 million) in the amended and restated lease agreement. Under the amended and restated lease agreement, the lease period is from January 1, 2009 until December 31, 2013. One month before the expiry of the lease period, Chongqing Daqo has the option to renew the lease on the same terms and conditions for additional five-year periods. Furthermore, the amended and restated lease agreement provides that Chongqing Daqo has the option to purchase, or to designate any person to purchase, the leased assets at the then fair value at any time during the lease period or within one year following the lease period, if permitted by the PRC laws and regulations. If Daqo New Material desires to transfer the ownership of the leased assets to a third party, Chongqing Daqo has the right of first refusal to acquire the leased assets under the same conditions, and if the leased assets are transferred to a third party, the lease agreement will remain effective and enforceable against the new owner.

On November 9, 2009, Chongqing Daqo entered into a supplemental lease agreement with Daqo New Material to lease the production facilities for Phase 1b from November 9, 2009 until December 31, 2013 at a fixed amount. The other terms of the supplemental lease agreement are the same as those of the amended and restated lease agreement of Phase 1a.

As the aggregate value of the monthly rental payments that Chongqing Daqo is contractually obligated to make to Daqo New Material represents the majority of the value of Daqo New Material’s assets, Daqo Group has less investment risk in Daqo New Material, its wholly owned subsidiary, than does Chongqing Daqo. Under U.S. GAAP, these contractual obligations represent an implicit guarantee between related parties, and Daqo New Material is considered to be our “variable interest entity.” Furthermore, the operating activities of Daqo New Material are most closely associated with Chongqing Daqo, the entity to which Daqo New Material leases all of its assets. Based on these quantitative and qualitative factors, Chongqing Daqo is considered the “primary beneficiary” of Daqo New Material. As a result, we have consolidated Daqo New Material’s financial results into our own since July 1, 2008. Even though we do not directly or indirectly hold any equity interests in Daqo New Material, Daqo New Material has been deemed to be our predecessor business from November 16, 2006 through June 30, 2008 under U.S. GAAP.

The assets and liabilities of Daqo New Material are consolidated at historical cost. Daqo Group’s total equity interests in Daqo New Material are presented as a noncontrolling interest on our financial statements. The amount of net income (loss) attributable to noncontrolling interest is equivalent to the rental income that Daqo New Material receives from Chongqing Daqo minus depreciation and interests costs during each reporting period. Please refer to note 13 to our consolidated financial statements included elsewhere in this prospectus for details of Daqo New Material’s total assets and liabilities as of September 30, 2009 and its net revenues, operating costs and expenses, net income for the year ended December 31, 2008 and the nine months ended September 30, 2009.

Income taxes

As required by Accounting Standards Codification 740, “Income Taxes,” we periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of these deferred tax assets by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carry-forward periods available to us for tax reporting purposes, and other relevant factors. Deferred income taxes are recognized for (1) temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, or (2) net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

Valuation of inventories

Our inventories are stated at the lower of cost or net realizable value. The valuation of inventory involves our management’s determination of the value of excess and slow moving inventory, which is based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than those projected by management, inventory write-downs may be required. We routinely evaluate quantities and value of our inventories in light of current market conditions and market trends, and record write-downs against the cost of inventories for a decline in net realizable value. Inventory write-down charges establish a new cost basis for inventory. In estimating obsolescence, we utilize our backlog information and project future demand. Market conditions are subject to change and actual consumption of inventories could differ from forecasted demand. Furthermore, the price of polysilicon is subject to fluctuations based on global supply and demand. If actual market conditions are less favorable or other factors arise that are significantly different than those anticipated by our management, additional inventory write-downs or increases in obsolescence reserves may be required. Our management continually monitors the spot price of polysilicon to ensure that inventory is recorded at the lower of cost or net realizable value.

Internal Control Over Financial Reporting

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2008, we and our independent registered public accounting firm identified one “material weakness” and one “significant deficiency” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified related to our lack of sufficient accounting resources and expertise necessary to comply with U.S. GAAP and SEC reporting and compliance requirements. The significant deficiency identified related to our lack of sufficient and formally documented procedures for the financial closing and reporting process.

To address the weakness and the deficiency that have been identified, we have hired Mr. Jimmy Lai, who has over twenty years of experience with, and extensive knowledge of, U.S. GAAP and SEC reporting requirements to serve as our chief financial officer. We are also in the process of implementing a number of other measures, including: (1) hiring an outside consulting firm to review our internal control processes, policies and procedures in order to assist us in identifying any weaknesses or deficiencies in our internal control over financial reporting, (2) providing further training to our financial and accounting staff to enhance their knowledge of U.S. GAAP, and (3) adopting and implementing additional policies and procedures, including an enterprise resource planning system, to strengthen our internal control over financial reporting. We are working to implement these measures during 2010, although we cannot assure you that we will complete such implementation in a timely manner.

Selected Quarterly Results of Operations

The following table presents our unaudited condensed consolidated quarterly results of operations for the seven quarterly periods ended September 30, 2009. You should read the following table in conjunction with our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated quarterly financial information on the same basis as our audited consolidated financial statements. This unaudited condensed consolidated financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair representation of our financial position and operating results for the quarters presented. Because our business is relatively new, our operating results for any particular quarter are not necessarily indicative of our future results.

We commenced commercial production of polysilicon of phase 1a in July 2008 and therefore did not have any revenues for the quarters ended March 31, 2008 and June 30, 2008. We sold 69 MT, 168 MT, 179 MT, 280 MT and 442 MT of polysilicon in the quarters ended September 30, 2008, December 31, 2008, March 31, 2009, June 30, 2009 and September 30, 2009, respectively. In addition, in the quarter ended June 30, 2009, we used approximately 16 MT polysilicon to process cells through our tolling arrangements with downstream cell manufacturers. However, our revenues and net income declined from the three months ended December 31, 2008 to June 30, 2009 caused by the significant decrease in our average selling prices as a result of the global oversupply of polysilicon and increasing downward pricing pressure during the same period of time.

	Quarter Ended
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009
	(in thousands of $)
Revenues			19,715	36,653	26,605	22,548	30,324
Cost of revenues			(9,130)	(10,262)	(8,164)	(16,708)	(20,745)

Gross profit	—	—	10,585	26,391	18,441	5,840	9,579
Selling, general and administrative expenses	(224)	(2,479)	(1,230)	(1,050)	(1,248)	(2,079)	(2,228)
Research and development expenses	—	(1,007)	(1,918)	(1,940)	(1,164)	(1,093)	(108)
Other operating income	—	—	—	84	—	1,029	848

Total operating expenses	(224)	(3,486)	(3,148)	(2,906)	(2,412)	(2,143)	(1,488)

(Loss) income from operations	(224)	(3,486)	7,437	23,485	16,029	3,697	8,091
Interest expense	(28)	(152)	(1,810)	(1,883)	(1,711)	(1,537)	(1,487)
Interest income	2	20	57	36	108	59	20

(Loss) income before income taxes	(250)	(3,618)	5,684	21,638	14,426	2,219	6,624
Income tax benefit (expense)	33	581	(823)	(1,393)	(2,096)	(379)	(918)

Net (loss) income	(217)	(3,037)	4,861	20,245	12,330	1,840	5,706
Net income (loss) attributable to noncontrolling interest	—	—	10	317	(759)	(178)	(53)

Net (loss) income attributable to Daqo New Energy Corp.’s ordinary shareholders	(217)	(3,037)	4,851	19,928	13,089	2,018	5,759

Results of Operations

Results of Operations of Daqo Cayman

We have only been in existence for a limited period of time and only began to generate revenues in the year ended December 31, 2008, all of which were generated in the second half of the year. Due to our short history as a consolidated entity, we have no comparable annual results for a year-to-year comparison. We have set forth below a discussion of our results of operations comparing the nine months ended September 30, 2008 to the nine months ended September 30, 2009 and a discussion of our results of operations for other periods covered by our consolidated financial statements included elsewhere in this prospectus.

The following table sets forth a summary of our statement of operations for the periods indicated and as a percentage of our revenues for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Period from November 22, 2007 (Inception) to December 31,	Year Ended December 31,		Nine Months Ended September 30,
	2007	2008	(% of revenues)	2008	2009	(% of revenues)
				(unaudited)
Revenues	$—	$56,367,625	100.0%	$19,714,937	$79,476,871	100%
Cost of revenues	—	(19,391,613)	(34.4)	(9,130,405)	(45,616,973)	57.4

Gross profit	—	36,976,012	65.6	10,584,532	33,859,898	42.6

Operating expenses/income:
Selling, general and administrative expenses	(47,542)	(4,982,366)	(8.8)	(3,933,739)	(5,554,907)	(7.0)
Research and development expenses	—	(4,865,165)	(8.6)	(2,924,979)	(2,365,191)	(3.0)
Other operating income		83,740	0.1	—	1,877,289	2.4

Total operating expenses	(47,542)	(9,763,791)	(17.3)	(6,858,718)	(6,042,809)	(7.6)

Income from operations	(47,542)	27,212,221	48.3	3,725,814	27,817,089	35.0
Interest expense	—	(3,873,451)	(6.9)	(1,990,717)	(4,734,262)	(6.0)
Interest income	—	115,083	0.2	79,345	186,505	0.2

Income before income taxes	(47,542)	23,453,853	41.6	1,814,442	23,269,332	29.3
Income tax expense	—	(1,601,959)	(2.8)	(208,515)	(3,393,316)	(4.3)

Net (loss) income	(47,542)	21,851,894	38.8	1,605,927	19,876,016	25.0
Net income (loss) attributable to noncontrolling interest	—	326,867	0.6	10,465	(989,717)	(1.2)

Net income (loss) attributable to Daqo New Energy Corp.’s ordinary shareholders	$(47,542)	$21,525,027	38.2%	$1,595,462	$20,865,733	26.3%

Nine Months ended September 30, 2008 and 2009

Revenues, cost of revenues and gross profit.    In the nine months ended September 30, 2008, we had revenues of $19.7 million. We sold 69 MT polysilicon, which was all of the polysilicon we manufactured from July to the end of September in 2008. For the nine months ended September 30, 2008, our cost of revenues was $9.1 million and our gross profit was $10.6 million. In the nine months ended September 30, 2009, we had revenues of $79.5 million, including $74.5 million generated from sales of polysilicon and $5.0 million from sales of photovoltaic cells processed from our polysilicon through tolling arrangements with third party cell manufacturers. We sold 901 MT polysilicon and used approximately 16 MT polysilicon to process cells in the nine months ended September 30, 2009, which was substantially all of the 995 MT of polysilicon we manufactured during this period. For the nine months ended September 30, 2009, our cost of revenues was $45.6 million and our gross profit was $33.9 million.

Operating expenses.    Our operating expenses consisted of selling, general and administrative expenses and research and development expenses. Our total operating expenses for the nine months ended September 30, 2008 were $6.9 million, consisting of selling, general and administrative expenses of $3.9 million and research and development expenses of $2.9 million. Our total operating expenses for the nine months ended September 30, 2009 decreased by $0.9 million to $6.0 million, consisting of selling, general and administrative expenses of $5.6 million and research and development expenses of $2.4 million, partially offset by other operating income of $1.9 million as a result of cash subsidies that we received from the local government.

Interest expense and income.    Our interest expenses increased by $2.7 million, from $2.0 million in the nine months ended September 30, 2008 to $4.7 million in the nine months ended September 30, 2009. Our interest expenses increased due to interest payments in connection with the short-term and long-term borrowings to finance our equipment purchases and the working capital requirements of our business operations and the cessation of interest capitalization of the long-term borrowings used in our Chongqing Phase 1a production facility construction since July 1, 2008 when Chongqing Phase 1a production facility was ready for use. Our interest income increased from $0.1 million in the nine months ended September 30, 2008 to $0.2 million in the nine months ended September 30, 2009, primarily due to interest accrued on increased deposits of our restricted cash with Chinese banks.

Income tax expense.    We recognized an income tax expense of $3.4 million for the nine months ended September 30, 2009, compared to an income tax expense of $0.2 million for the nine months ended September 30, 2008, primarily due to the increase in our income before taxes.

Net income (loss) attributable to the noncontrolling interest.    The net loss attributable to the noncontrolling interest of $1.0 million for the nine months ended September 30, 2009 represented Daqo Group’s share of the loss in Daqo New Material, which resulted from the various costs and expenses incurred during the period, partially offset by the rental income that Daqo New Material received from Chongqing Daqo. The net income attributable to the noncontrolling interest for the nine months ended September 30, 2008 was insignificant.

Net income attributable to our ordinary shareholders.    As a result of the factors described above, we had net income of $20.9 million for the nine months ended September 30, 2009, compared to net income of $1.6 million for the nine months ended September 30, 2008.

Year ended December 31, 2008

Revenues, cost of revenues and gross profit.    We had revenues of $56.4 million in the year ended December 31, 2008, all of which were generated in the second half of the year. We sold 237 MT of polysilicon we manufactured in 2008. Our cost of revenues for the year ended December 31, 2008, which related entirely to the second half of the year, was $19.4 million. As this period reflected initial ramping up of production, we do not believe our gross profit of $37.0 million and revenues of $56.4 million from the sale of 237 MT of polysilicon are necessarily representative of results to be expected in future periods.

Operating expenses/income.    Our operating expenses consisted of selling, general and administrative expenses and research and development expenses in the year ended December 31, 2008. Total operating expenses for the year ended December 31, 2008 were $9.8 million, consisting of selling, general and administrative expenses of $5.0 million and research and development expenses of $4.9 million, which were partially offset by other operating income of approximately $0.1 million as a result of financial subsidies that we received from the local government.

Interest income and expense.    Our interest expense was $3.9 million, primarily as a result of short-term and long-term borrowings to finance our equipment purchases and the working capital requirements of our business operations. Our interest income was $0.1 million, primarily due to the interest on our bank deposits.

Income tax expense.    We recognized an income tax expense of $1.6 million for the year ended December 31, 2008, resulted from Chongqing Daqo’s taxable income of $23.5 million in this period, which was subject to a preferential enterprise income tax rate of 15.0%, and additional tax deductions of $2.5 million as approved by local tax authorities.

Net income attributable to noncontrolling interest.    The net income attributable to the noncontrolling interest of $0.3 million represents Daqo Group’s share of the net income of Daqo New Material, which equals the rental income that Daqo New Material received from Chongqing Daqo minus various costs and expenses incurred during the period.

Net income attributable to our ordinary shareholders.    As a cumulative result of the factors described above, we had net income attributable to our ordinary shareholders of $21.5 million for the year ended December 31, 2008.

Period from November 22, 2007 to December 31, 2007

We had no revenues for the period from November 22, 2007, the date of our incorporation, to December 31, 2007 as we did not conduct any business operations during this period of time. We incurred a small amount of corporate formation expenses related to the incorporation of Daqo Cayman in this period.

Results of Operations of Daqo New Material

Our predecessor business and variable interest entity, Daqo New Material, was established in China in November 2006. Daqo New Material was a development stage company. We have consolidated Daqo New Material’s financial statements into ours since July 1, 2008. For the period from November 16, 2006 to June 30, 2008, Daqo New Material incurred expenses related to its start-up activities and had no revenues. We do not believe it is material or meaningful to provide a period-to-period comparison of the results of operations of Daqo New Material from its inception to June 30, 2008.

The following table sets forth a summary of the statement of operations for Daqo New Material for the periods indicated:

	Period from November 16, 2006 (Inception) to December 31, 2006	Year Ended December 31, 2007	Six Months Ended June 30, 2008	Accumulated from November 16, 2006 (Inception) to June 30, 2008
Operating expenses:
General and administrative expenses	$(489,748)	$(1,052,794)	$(2,059,789)	$(3,602,331)
Other operating income	—	—	157,417	157,417

Total operating expenses	(489,748)	(1,052,794)	(1,902,372)	(3,444,914)

Loss from operations	(489,748)	(1,052,794)	(1,902,372)	(3,444,914)

Interest income	3,882	74,491	185,258	263,631

Loss before income taxes	(485,866)	(978,303)	(1,717,114)	(3,181,283)
Income tax benefit	160,336	207,067	427,813	795,216

Net loss	$(325,530)	$(771,236)	$(1,289,301)	$(2,386,067)

Revenues.    As Daqo New Material was a development stage company during the period from November 16, 2006 to June 30, 2008, it had no revenues during the period.

Operating expenses.    Daqo New Material incurred $3.4 million operating expenses for the period from November 16, 2006 to June 30, 2008. These expenses reflected $3.6 million general and administrative expenses related to the initial business start-up costs to fund the construction of production capacities, partially offset by other operating income of $0.2 million as a result of cash subsidies that we received from the Chongqing government.

Interest income.    Daqo New Material had $0.3 million of interest income attributable to interest on its bank deposits for the period from November 16, 2006 to June 30, 2008.

Income tax benefit.    Daqo New Material recognized an income tax benefit of $0.8 million for the period from November 16, 2006 to June 30, 2008, resulted from deferred tax benefits derived from its net loss of $3.2 million carryforwards for this period.

Net loss.    As a cumulative result of the factors described above, Daqo New Material had a net loss of $2.4 million for the period from November 16, 2006 to June 30, 2008.

Capital Expenditures and Plan of Operations

We made capital expenditures of $212.0 million and $97.6 million for construction of our polysilicon production facilities and purchase of polysilicon production equipment in the year ended December 31, 2008 and the nine months ended September 30, 2009, respectively. These capital expenditures mainly related to the construction of our Chongqing Phase 1a and 1b production facilities. We anticipate that our Phase 1b production facility will cost approximately $2.7 million before its full ramp-up. We have also entered into agreements for future purchases of property, plant and equipment. These commitments as of December 31, 2008 and September 30, 2009 amounted to approximately $96.6 million and $2.7 million in total, respectively. We expect that purchases of equipment for our polysilicon capacity expansion will continue to constitute a significant portion of our capital expenditures. Our capital expenditures will increase in the future as we expand our polysilicon manufacturing capacity and expand into downstream businesses.

We plan to significantly increase our production capacity to meet the long-term growth in demand that we expect for polysilicon and to improve our economies of scale. We commenced trial production at our Chongqing Phase 1b production facility in July 2009 and began commercial production at this facility in December 2009. We plan to ramp up production at the Phase 1b facility to its full annual capacity of 1,800 MT in January 2010.

We anticipate that our expenditures in 2010 will be used for a number of purposes, including the following:

•	acquisition of additional production equipment;

•	building of additional facilities;

•	purchasing equipment for photovoltaic module production in Nanjing;

•	research and development to improve our manufacturing processes;

•	employment of additional staff in various departments, including research and development, manufacturing, finance and accounting, selling, general administrative departments; and

•	establishment of sales and support offices in our targeted markets.

We believe that our current cash and cash equivalents, anticipated cash flow from our operations, proceeds from additional bank borrowings and this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or expansions we may decide to pursue. If we do not have sufficient cash to meet our requirements, we may seek to issue additional equity securities or debt securities or to borrow from lending institutions.

For additional information relating to our plan of operations in 2010, see “Use of Proceeds,” “—Liquidity and Capital Resources” and “Business—Manufacturing Capacity” in this prospectus.

Liquidity and Capital Resources of Daqo Cayman

Cash Flows and Working Capital

Polysilicon production requires intensive capital investment. Due to our relatively short operating history, our financing is primarily through advances from customers and financing from Daqo Group, in addition to cash flow from sales of polysilicon and from bank borrowings. Furthermore, a substantial portion of our outstanding indebtedness is guaranteed by Daqo Group. In the future, we may rely upon Daqo Group to provide additional guarantees for our indebtedness if our cash on hand and cashflow from our operations are insufficient for our future capital needs.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,	Nine Months Ended September 30,
	2008	2008	2009
		(unaudited)
Net cash provided by (used in) operating activities	$102,654,797	$142,851,435	$(10,549,968)
Net cash used in investing activities	(138,301,421)	(126,746,451)	(103,467,116)
Net cash provided by financing activities	38,930,643	18,170,018	120,605,519
Effect of exchange rate changes	20,048	13,555	1,444

Net increase in cash and cash equivalents	3,304,067	34,288,557	6,589,879
Cash and cash equivalents at the beginning of the year/period	—	—	3,304,067
Cash and cash equivalents at the end of the year/period	3,304,067	34,288,557	9,893,946

Supplemental disclosure of cash flow information:
Interest paid	$3,312,611	$1,869,846	$7,015,668
Income taxes paid	—	—	$1,763,248

Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in payable	$50,175,630	$15,890,571	$13,953,631

As of September 30, 2009, we had $38.0 million in restricted cash and $9.9 million in cash and cash equivalents. Approximately $46.0 million and $0.1 million of our cash and cash equivalents and restricted cash were held by Chongqing Daqo and Daqo New Material, respectively, in RMB. Restricted cash was primarily comprised of cash that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short-term letters of credit and notes in support of our purchases of property, plant and equipment. Cash and cash equivalents consisted of cash on hand and demand deposits, which were unrestricted as to withdrawal and use and had maturities of three months or less.

Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2009 was $10.5 million, compared to cash provided by operating activities of $142.9 million for the nine months ended September 30, 2008. Net cash used in operating activities for the nine months ended September 30, 2009 primarily resulted from $57.2 million of cash we received from the sale of polysilicon, our payments for raw materials of $47.5 million, taxes paid of $8.3 million, employee salaries and welfare payment of $4.7 million, and interest expenses paid of $4.1 million. Net cash provided by operating activities for the nine months ended September 30, 2008 primarily resulted from $106.1 million advance payments that we received from our customers and $23.0 million of cash we received from the sale of polysilicon.

Net cash provided by operating activities for the year ended December 31, 2008 was $102.7 million, primarily resulting from $63.5 million of cash we received from the sale of polysilicon and $59.3 million advance payments that we received from our customers, which was partially offset by our payments for raw materials and employee salaries and welfare.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2009 was $103.5 million, compared to net cash used in investing activities of $126.7 million for the nine months ended September 30, 2008. Net cash used in investing activities for the nine months ended September 30, 2009 primarily resulted from payments for the purchase of property, plant and equipment in a total amount of $86.0 million and an increase in restricted cash of $17.6 million that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short term letters of credit and notes in support of our purchases of property, plant and equipment. Net cash used in investing activities for the nine months ended September 30, 2008 primarily resulted from payments for the purchase of property, plant and equipment in a total amount of $133.0 million, partially offset by an decrease in restricted cash of $2.1 million and a $4.1 million increase in cash as a result of our consolidation of Daqo New Material as a variable interest entity.

Net cash used in investing activities for the year ended December 31, 2008 was $138.3 million, primarily resulting from payments for the purchase of property, plant and equipment in a total amount of $138.9 million, and an increase in restricted cash of $3.5 million that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short term letters of credit in support of our purchases of property, plant and equipment. The cash outflow was partially offset by a $4.1 million increase in cash as a result of our consolidation of Daqo New Material as a variable interest entity.

Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2009 was $120.6 million, compared to net cash provided by financing activities of $18.2 million for the nine months ended September 30, 2008. Net cash provided by financing activities for the nine months ended September 30, 2009 primarily resulted from the net proceeds of our bank borrowings of $72.9 million, advances from Daqo Group in the amount of $41.5 million and the proceeds of other long-term borrowings from a third party in the amount of $6.2 million.

Net cash provided by financing activities for the year ended December 31, 2008 was $38.9 million, resulting from the proceeds of our bank borrowings of $16.5 million and cash at the amount of $21.5 million financed by Daqo Group to settle the outstanding accounts payable for property, plant and equipment that we purchased.

In January 2009 and July 2009, we obtained RMB denominated loans in the U.S. dollar equivalent amount of $58.6 and $14.6 million, respectively, from China Construction Bank, Wanzhou Branch with a floating interest rate. In September 2009, we obtained another RMB denominated loan in the U.S. dollar equivalent amount of $5.5 million from China Merchants Bank with a floating interest rate. These loans are guaranteed by Daqo Group and the floating interest rate will be adjusted annually by the lenders based on the updated benchmark interest rates published by the People’s Bank of China. We repaid a short-term loan at the amount of $6.0 million to ABN Amro in March 2009.

In December 2009, we obtained an RMB-denominated loan in the U.S. dollar equivalent amount of approximately $9.2 million from China CITIC Bank, Chongqing Branch with a fixed annual interest rate of 5.31% and an RMB-denominated loan in the U.S. dollar equivalent amount of approximately $10.3 million from Huaxia Bank, Wanzhou Branch with a floating interest rate, which is subject to adjustments based on the updated benchmark interest rates published by the People’s Bank of China. Daqo Group provided guarantees for these two loans. As of the date of this prospectus, the prevailing annual interest rate of this loan is 5.40%.

Liquidity and Capital Resources of Daqo New Material

During the period from November 16, 2006 to June 30, 2008, Daqo New Material financed its operations primarily through bank loans, shareholder loans from Daqo Group and capital contributions from Daqo Group.

The following table sets forth a summary of Daqo New Material’s cash flows for the period indicated:

Accumulated from November 16, 2006 to June 30, 2008
Net cash (used in) provided by operating activities	$(11,365,682)
Net cash used in investing activities	(118,109,592)
Net cash provided by financing activities	132,872,611
Effect of exchange rate changes	714,338

Net increase (decrease) in cash and cash equivalents	4,111,675
Cash and cash equivalents at the beginning of the year	—

Cash and cash equivalents at the end of the year	$4,111,675

Supplemental disclosure of cash flow information:
Interest paid	$2,680,673
Income taxes paid	$—

Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in accounts payable	$20,970,318

As of June 30, 2008, Daqo New Material had $16.9 million in restricted cash and $4.1 million in cash and cash equivalents. Restricted cash primarily consisted of cash that Daqo New Material placed in bank accounts as guarantee deposits for the banks’ issuance of short-term letters of credit in support of its purchases of property, plant and equipment. Cash and cash equivalents consisted of cash on hand and demand deposits, which were unrestricted as to withdrawal and use and had maturities of three months or less.

Operating Activities.    Net cash used in operating activities for the period from November 16, 2006 to June 30, 2008 was $11.4 million, primarily resulting from the increase in prepaid expense and other current assets in a total amount of $8.3 million and payments made to suppliers of $2.0 million.

Investing Activities.    Net cash used in investing activities for the period from November 16, 2006 to June 30, 2008 was $118.1 million, primarily resulting from payments for the purchase of property, plant and equipment in a total amount of $87.4 million and advances to Chongqing Daqo of $13.8 million in support of Chongqing Daqo’s purchase of property, plant and equipment and an increase in restricted cash of $16.9 million.

Financing Activities.    Net cash provided by financing activities for the period from November 16, 2006 to June 30, 2008 was $132.9 million, resulting from the proceeds of bank borrowings of $77.3 million, advances from Daqo Group in the amount of $9.7 million and capital contributions from Daqo Group in the amount of $45.9 million.

Contractual Commitments

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of September 30, 2009:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Contractual obligations:

Short-term debt(1)(3)	$5,493	$5,493	$—	$—	$—
Long-term debt(2)(3)	161,141	26,281	78,754	51,052	5,054
Capital commitments(4)	2,688	2,688	—	—	—
Other long-term borrowings	7,130	—	900	6,230	—
Operating lease obligations(5)	8,628	4,906	3,722	—	—

Total obligations	$185,080	$39,368	$83,376	$57,282	$5,054

Notes:

(1)	The weighted average interest rate on the short-term bank borrowings as of September 30, 2009 was 5.31%.
(2)

Includes floating rate interest payments. Our floating rate debts are all RMB-denominated and the interest rates will be adjusted annually by the lenders based on the updated benchmark interest rates published by the People’s Bank of China. Our weighted average floating interest rate as of September 30, 2009 was 6.87%, which was used for the calculation of the total amount of our long-term debts.

(3)	As of September 30, 2009 bank loans in the amount of $166.6 million were guaranteed by Daqo Group.
(4)	Represents commitments relating to our purchase of property, plant and equipment for our production capacity expansion, including payment commitments to our project contractors.
(5)

Represents Daqo New Material and Chongqing Daqo’s obligation to settle their land use right fees with the local Chinese government pursuant to a land use right agreement. Pursuant to the agreement, Daqo New Material and Chongqing Daqo obtained a 50-year land use right and were required to settle land use right fees within one year after the production commencement date of facilities on the relevant parcels of land.

Off Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the increase in China’s Consumer Price Index was 1.5%, 4.8% and 5.9% in the years of 2006, 2007 and 2008, respectively. China has begun to experience deflation recently, and China’s Consumer Price Index has fallen by 1.1% from September 2008 to September 2009.

Market Risks

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to (1) the U.S. dollar or Euro income that we may generate in the future for sale of our polysilicon in the international market, (2) the U.S. dollar proceeds of this offering, most or substantially all of which we expect to convert into RMB over time for the uses discussed under

“Use of Proceeds,” and (3) the U.S. dollar and Euro denominated equipment purchase prices that we need to pay from time to time. We believe the impact of foreign currency risk is not material and we have not used any forward contracts, currency borrowings or derivative instruments to hedge our exposure to foreign currency exchange risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while we use the U.S. dollar as our functional and reporting currency and the ADSs will be traded in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies.

On July 21, 2005, the Chinese government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over the following three years. Since July 2008, however, the RMB has traded within a narrow range against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how RMB exchange rates may change again.

To the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, acquisitions or other uses within China, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term and long-term borrowings and interest income generated by excess cash which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest rate risk exposure. As of September 30, 2009, we had outstanding short-term bank borrowings of $5.5 million and outstanding long-term bank borrowings of $161.1 million, with a weighted average floating interest rate of 6.87%. We are currently not engaged in any interest rate hedging activities.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board, or FASB, issued ASC 105, “Generally Accepted Accounting Principles” (“ASC 105”) (previously Statements of Financial Accounting Standards (“SFAS”) No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—A Replacement of FASB Statement No. 162”). ASC 105 establishes the Codification as the single source of authoritative U.S. GAAP recognized by the FASB for non-governmental entities. Rules and interpretive releases of the U.S. Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The Codification is effective for interim and annual periods ending after September 15, 2009. We adopted ASC 105 effective with our September 30, 2009 consolidated financial statements. The adoption of this provision did not change the application of existing U.S. GAAP, and as a result, did not have any impact on our consolidated results of operations, financial position or cash flows. Beginning with our consolidated financial statements included in this report, accounting references will be made to the Codification references and certain historical references to accounting standards will also be included during this initial transition.

ASC 820, “Fair Value Measurement and Disclosures” (previously SFAS No. 157, “Fair Value Measurements”). This accounting standard defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements. The FASB issued an amendment to this accounting standard which delayed its effective date for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of the provisions of this amended accounting standard on January 1, 2009 and did not have a material impact on our consolidated financial statements.

ASC 805, “Business Combinations” (previously SFAS No. 141R, “Business Combinations”). This accounting standard requires an acquiring entity in a business combination to recognize all and only the assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. This accounting standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of the provisions of this accounting standard on January 1, 2009 had no impact on our consolidated financial statements.

ASC 810-10-65, “Consolidations—Overall—Transition and Open Effective Date Information” (previously SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”). This accounting standard requires all entities to report noncontrolling interests in subsidiaries as equity in the consolidated financial statements. This accounting standard eliminates the diversity that existed in accounting for transactions between an entity and noncontrolling interests by requiring that they be treated as equity transactions. We adopted the presentation and disclosure provisions of this accounting standard on January 1, 2009.

When adopting the presentation and disclosure items, retrospective application to conform previously reported financial statements to the new presentation requirements is required. Changes to reflect the new measurement guidance for increases or decreases in ownership and other changes must be done prospectively. The new requirements for noncontrolling interests, results of operations and comprehensive income of subsidiaries change the presentation of operating results, related per-share information and equity. This accounting standard requires net income and comprehensive income to be displayed for both the controlling and the noncontrolling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the noncontrolling interests on the equity attributable to the controlling interest.

ASC 323-10-35, “Investments—Equity Method and Joint Ventures—Subsequent Measure” (previously Emerging Issues Task Force (“EITF”) 08-06, “Equity Method Accounting Considerations”). This standard addresses certain aspects of accounting for business combinations and noncontrolling interests on an entity’s accounting for equity-method investments. The consensus indicates, among other things, that transaction costs for an investment should be included in the cost of the equity-method investment (and not expensed) and shares subsequently issued by the equity-method investee that reduce the investor’s ownership percentage should be accounted for as if the investor had sold a proportionate share of its investment, with gains or losses recorded through earnings. These amendments were effective for transactions occurring after December 31, 2008. The adoption of the provisions of this accounting standard on January 1, 2009 did not have a material impact on our consolidated financial statements.

ASC 815-10, “Derivatives and Hedging—Overall” (previously SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”). This accounting standard expands the disclosure requirements related to derivative instruments and hedging activities with the intent to provide users of financial statements an enhanced understanding of how and why derivative instruments are used, how derivative instruments and related hedged items are accounted for and how they affect an entity’s financial position, financial performance and cash flows. We adopted the disclosure requirements of this accounting standard effective January 1, 2009.

ASC 275-10, “Risks and Uncertainties—Overall” and ASC 350-30, “Intangibles—Goodwill and Other—General Intangible Other than Goodwill” (previously FASB Staff Position (“FSP”) No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”). These accounting standards amend the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The adoption of the provisions of this accounting standard on January 1, 2009 had no impact on our consolidated financial statements.

ASC 808-10, “Collaborative Arrangements—Overall” (previously EITF 07-01, “Accounting for Collaborative Arrangements”). This accounting standard defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. A collaborative arrangement is a contractual arrangement that involves a joint operating activity. These arrangements involve two (or more) parties who are both (a) active participants in the activity and (b) exposed to significant risks and rewards dependent on the commercial success of the activity. An entity should report the effects of applying this accounting standard as a change in accounting principle through retrospective application to all prior periods presented for all arrangements existing as of the effective date. The adoption of the provisions of this accounting standard on January 1, 2009 had no impact on our consolidated financial statements.

ASC 260-10, “Earnings per Share—Overall” (previously EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities”). This accounting standard addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method. The adoption of this accounting standard on January 1, 2009 did not have a material effect on our computation of earnings per share.

ASC 855-10, “Subsequent Events—Overall” (previously SFAS No. 165, “Subsequent Events”). This accounting standard establishes general standards for the accounting for and disclosure of events that occur subsequent to the balance sheet date but before the financial statements of an entity are issued or are available to be issued. We adopted the provisions of this accounting standard effective June 30, 2009. The adoption of this accounting standard did not have any impact on our consolidated results of operations, financial position or cash flows.

ASC 810-10, “Consolidation—Overall” (previously SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”). In June 2009, the FASB issued this accounting standard to address (1) the effects on certain consolidation provisions as a result of the elimination of the concept of qualifying special-purpose entities and (2) constituent concerns about the application of certain consolidation provisions including those in which the accounting and disclosures do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. We adopted this standard on January 1, 2010 and are assessing the impact of this standard on our consolidated financial statements.

Accounting Standards Update (“ASU”) 2009-13 (“ASU 2009-13”) (previously EITF 08-1, “Arrangements with Multiple Deliverables”). In October 2009, the EITF issued this accounting standard to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. In accordance with ASU 2009-13, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. This standard includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. We believe that the adoption of this new standard will have a material effect on its financial position and results of operations.

INDUSTRY

Solar Power Market

Photovoltaics is one of the proven and most rapidly growing renewable power generation sources in the world. Energy from the sun is converted into electricity primarily through the photovoltaic effect and, to a lesser extent, through concentrated solar thermal technologies. Solarbuzz reports that the global photovoltaic market reached 5,948 MW in 2008, an increase from 1,068 MW in 2004, representing a four-year compound annual growth rate of 53%. At the end of 2008, cumulative global photovoltaic installations were 15,700 MW.

Solar power systems use solar cells based on two main technologies: crystalline-silicon, or C-Si, and thin-film. According to Solarbuzz, C-Si based solar cells dominate the photovoltaic market, accounting for 87% of the total solar cell production in 2008 due to their high energy conversion efficiency and reliability. The following diagram illustrates the photovoltaic cell production growth for C-Si cells and thin-film cells:

Source: Solarbuzz, 2009

Despite the current global economic slowdown and turmoil in the global financial markets, it is expected that the photovoltaic market will continue to grow starting from 2010. The following diagram illustrates the forecast of the world’s photovoltaic demand from 2009 to 2013 under Solarbuzz’s green world energy scenario.

Source: Solarbuzz, 2009

*	Solarbuzz lays out three scenarios: balanced energy, green world and production led scenarios. The balanced energy scenario assumes that the photovoltaic market’s growth is limited by restrictions on incentives and policies and projects the world’s photovoltaic market to reach 8.3 GW in 2013. The green world energy scenario assumes a higher level of installation resulting from growth led by new and growing market incentive programs for grid-connected photovoltaics. The production led scenario assumes the most aggressive photovoltaic market growth led by pricing decline and strong growth in the U.S. market and projects the world’s photovoltaic market to reach 21.0 GW in 2013. We believe that among the three scenarios, the green world scenario provides the most convincing and moderate projection of market growth and therefore we have presented the green world scenario instead of the other two scenarios.

Key Drivers of Solar Power Demand

Climate Change Policy.    Greenhouse gas emissions and their impact on climate change continue to be a global concern. Solar power systems emit no greenhouse gases, making them a ready solution to replace current power production that is dependent on fossil fuels.

Energy Independence.    Global commodity markets have exhibited volatile pricing and constrained supplies of the fuel sources required to generate electricity. As solar power systems do not require fuel, solar power is an optimal renewable energy source, reducing the need for a country to access the global commodity markets and allowing it to rely on its own solar resources for power supply.

Need for Distributed Generation.    Currently, most electricity is generated in centralized plants that rely on transmission systems to transport the electricity to the demand centers. Transmission is constrained in many locales and new transmission systems are costly and/or uneconomic to build. Solar power systems can be modular and installed close to the demand centers in many instances, lessening the need to invest capital in new transmission systems and electricity grids.

Need to Meet Peak Demand.    The demand for electricity is typically higher during the day when residential, commercial and industrial customers all have a need for power. Solar power systems have additional value in that they generate electricity when the sun is available, overlapping with the higher demand for electricity that is typical during the daytime.

Government Incentives.    Many governments worldwide have implemented programs that encourage the use of renewable energy sources, including solar power, such as Germany, Spain, the United States and China. As policy objectives, including increasing energy independence and reducing greenhouse gas emissions, are met through the use of solar power, we expect government incentives to remain in place and even increase to encourage investment in solar power systems.

Variable Cost.    In addition to requiring no fuel supply, solar power systems also have limited operational and maintenance variable costs. After payment of the fixed installation cost, solar power becomes one of the lowest variable cost sources of energy.

Key Challenges for the Solar Power Industry

Need to Improve Cost Competitiveness Against Other Energy Sources.    Although the costs of generating electricity from photovoltaics have decreased significantly in recent years, solar power generation is still more expensive than conventional power generation. The primary challenge for the photovoltaic industry is to reduce the price per watt of energy for end-users. In addition, the current growth of the solar power industry substantially relies on the availability and size of government subsidies and other economic incentives such as capital cost rebates, favorable feed-in-tariffs, tax credits and net metering. It remains a challenge for the solar power industry to reach a sufficient scale to be cost-effective in a non-subsidized marketplace.

Possible Reduction or Elimination of Government Subsidies and Incentives.    The current growth of the solar power industry substantially relies on the availability and size of government subsidies and economic incentives, such as capital cost rebates, favorable feed-in-tariff, tax credits, net metering and other incentives. Governments may eventually decide to reduce or eliminate these subsidies and economic incentives. It remains a challenge for the solar power industry to reach a sufficient scale to be cost-effective in a non-subsidized marketplace.

Recent Development of the Solar Market in China

The solar market in China is at an initial stage of development. According to Solarbuzz, the installed solar power generation capacity in China was 35 MW in 2008. However, according to Solarbuzz, the Chinese solar power market is expected to undergo a significant transformation “from a market dominated by off-grid rural and industrial projects, to one marked by a significant increase in large on-grid, ground mounted systems” as the result of changing project economics and increasing governmental support. China’s energy policy is shaped by the Chinese government’s central planning agency, the National Development and Reform Commission, along with the National Energy Administration, or the NEA, which focuses on regulation of energy supply and production. The Chinese government acknowledges its role in global carbon emissions and has enacted a series of laws and policies emphasizing China’s objective to reduce emissions through the use of renewable energy sources. These laws and policies include the Renewable Energies Law enacted in February 2005 (as amended in December 2009) and the Medium and Long- Term Development Plan for the Renewable Energy Industry put forth in August 2007, which, among other things, set forth the goals for renewable energy to comprise 10% of total energy consumption by 2010 (with 300 MW from solar energy) and 15% by 2020 (with 1,800 MW from solar energy).

Central Government Incentives.    On July 21, 2009, the Ministry of Science and Technology and NEA announced the “Golden Sun” program, which will support a minimum of 500 MW of installations (with a cap of 20 MW per province) over the next two to three years with a 50% subsidy of the total investments for on-grid and a 70% subsidy of the total investments for off-grid applications.

Provincial Level Incentives.    Jiangsu Province, where Nanjing Daqo is located, has recently announced a solar feed-in-tariff program to support 400 MW of solar installations from 2009 to 2011. The target feed-in-tariff rates for the year 2009 under this program were RMB2.15 per kWh inclusive of VAT for ground mounted systems, RMB3.70 per kWh inclusive of VAT for rooftop systems, and will be lower for the years 2010 and 2011.

Restrictions on Import of Recoverable Silicon Materials.    The recently tightened regulation on the import of recoverable silicon materials may result in an increased reliance by photovoltaic product manufacturers on virgin polysilicon produced in China, which will in turn benefit China-based polysilicon manufacturers such as us. So far, photovoltaic product manufacturers in China have imported virgin polysilicon and recoverable silicon raw materials, including polysilicon scraps, from overseas suppliers to meet a substantial portion of their polysilicon requirements. The Chinese government recently revised its waste materials import catalogues. According to the new catalogues which became effective on August 1, 2009, recoverable silicon materials with a purity rate below 99.99% are deemed as waste materials that are prohibited from import and recoverable silicon materials with a purity rate at or above 99.99% are added to the “restricted” category, the import of which has become subject to more strict examination and approval requirements. The implementation of the new catalogues will raise the barriers for Chinese photovoltaic product manufacturers to import recoverable silicon materials and encourage them to rely more on polysilicon produced in China, which provides new market opportunities for China-based polysilicon manufacturers such as us.

Photovoltaic Product Value Chain

The following diagram illustrates the value chain for the manufacture of C-Si based photovoltaic products:

C-Si based modules are manufactured from solar-grade polysilicon, which is produced by a series of complex steps of refining metallurgical-grade silicon, or MG-Si. To produce multicrystalline wafers, polysilicon is cast into ingots, squared into bricks and then sliced into wafers. Monocrystalline wafers are produced from a seed crystal dipped in molten polysilicon and pulled into a cylindrical ingot, which is then cut into wafers.

Wafers are manufactured into photovoltaic cells through a process that involves etching, doping, coating and applying electrical contacts.

Photovoltaic cells are interconnected to produce a cell string, which is laminated between toughened glass on the top and a polymeric backing sheet on the rear to form photovoltaic modules. The installers or end users then install modules and other system components onto on-grid or off-grid systems.

According to Solarbuzz, the production of polysilicon currently represents the highest gross margin throughout the whole photovoltaic production value chain.

Polysilicon Market

Overview

Polysilicon is the primary raw material for the photovoltaic and semiconductor industries. Historically, the semiconductor industry has been the dominant user of polysilicon. Due to the recent rapid growth of the photovoltaic industry, the polysilicon consumption by the photovoltaic industry has exceeded that by the semiconductor industry. In 2008, the photovoltaic industry consumed 69% of the polysilicon production while the semiconductor industry consumed the remaining 31%, according to Solarbuzz. As a result of this rapid expansion, sales to the photovoltaic industry are now the key factor affecting the price, profit and growth of the polysilicon market.

Source: Solarbuzz, 2009

Polysilicon production entails the highly technical and energy-intensive refining of MG-Si. MG-Si is widely available, but has an average purity level of only 95% to 99%. The photovoltaic industry requires silicon feedstock at a purity level of 99.9999% (often referred to as “six nines” or 6N pure), while the semiconductor industry requires silicon feedstock at a purity level of 99.9999999% (often referred to as “nine nines” or 9N pure) or above.

Three main technologies are used in polysilicon production: the Siemens process, the fluidized bed reactor process and the newly developed upgraded metallurgical grade silicon process. In addition to the three main technologies, Tokuyama has developed a polysilicon manufacturing technology called the “vapor-to-liquid deposition” process. The Siemens process has been the dominant technology among the three processes as it allows production of polysilicon with a wide spectrum of quality, ranging from the highest purity of semiconductor grade to high quality solar grade. According to Solarbuzz, the Siemens process is an existing and well proven process technology predominantly used in high purity silicon feedstock production in the solar industry, and thus entails less risk in capacity expansion for existing plants or new plant construction. The other three new technologies, the fluidized bed reactor process, the upgrading metallurgical grade silicon process and the vapor-to-liquid deposition, have the potential for lower cost production but are relatively new or less proven and therefore have not been widely adopted by global polysilicon manufacturers.

The recent growth of the photovoltaic industry has increased the demand for polysilicon. According to Solarbuzz, total global polysilicon manufacturing capacity grew by 48% to approximately 87,800 MT per annum by the end of 2008. The rapid capacity expansion was driven by an increase in capacity of the established polysilicon manufacturers and new entrants to the market.

Competitive Landscape

Costs of production and quality define the competitive landscape of the polysilicon market. While the raw material for polysilicon production is widely available, there exist significant barriers to entering the polysilicon manufacturing business. The operation of polysilicon plants involves highly complex processes and requires significant expertise. Plant system-type, high-quality equipment, costs of raw materials and industry expertise are key determinants of polysilicon production costs. A plant with a fully-integrated, “closed loop” process is more cost-effective than one with an “open loop” production process as the closed loop process reduces the raw materials needed for production by recycling TCS, a key production input, and consumes less energy. This recycling process also lowers the exposure to operational disruption. Lower input costs and efficient use of inputs, such as electricity and steam, also contribute to a producer’s competitiveness. The expertise to achieve continuously stable production allows for greater efficiency and is an additional factor in lowering production costs. Alongside advanced equipment and plant system-type, the capabilities of the analytical laboratory and product tracking system are fundamental to ensuring high-quality product. In addition, annual output of at least 3,000-5,000 MT is required to achieve economies of scale. The long lead time and significant financial resources required to scale up polysilicon production have limited the number of profitable polysilicon producers globally.

According to Solarbuzz, the total global polysilicon production capacity serving both the semiconductor and the photovoltaic industries at the end of 2008 was approximately 87,800 MT. The top five polysilicon manufacturers, namely Hemlock, Wacker, MEMC, REC, and Tokuyama, accounted for approximately 59% of the total polysilicon production capacity in 2008. Although there have been many new entrants in China, polysilicon production capacity in China currently still lags far behind photovoltaic cell production capacity, presenting significant opportunities in domestic demand for the China-based polysilicon producers. The following table indicates the market shares of China and the rest of the world in polysilicon and photovoltaic cell production in 2008:

	Polysilicon(1)	Cell
China(2)	15%	44%
Rest of World	85%	56%
Total production	71,730 MT	5,961 MW

Source: Solarbuzz, 2009

(1)	Includes semiconductor requirement.
(2)	Includes Taiwan.

Historically, polysilicon supply and demand has shown significant cyclicality mainly due to significant capital investment requirements and the long lead time required for facility construction and production ramp-up. In addition, primarily as a result of the constrained financing markets, demand for photovoltaic products has declined in recent quarters. According to Solarbuzz, the growth in global polysilicon supply capability currently exceeds the growth in global polysilicon demand. As a result, the actual production has been adjusted in response to the reduced demand. Producers with low processing costs and strong balance sheets are better positioned to weather the downturn in demand and industry consolidation. Once financing becomes accessible to downstream players, polysilicon producers who have the ability to expand production quickly and effectively are well-positioned to capture a greater share of the expanding solar market.

BUSINESS

Overview

We are a leading polysilicon manufacturer based in China. We manufacture and sell high-quality polysilicon to photovoltaic product manufacturers, who further process our polysilicon into ingots, wafers, cells and modules for solar power solutions. With an installed annual production capacity of 3,300 MT as of September 30, 2009, we believe we are one of the largest polysilicon manufacturers in China. We plan to increase our installed annual production capacity to 9,300 MT by March 2012. In addition to ramping up our capacity, we have consistently focused on producing high-quality polysilicon in a cost-efficient manner, which we believe has contributed to our market position and will benefit us and our customers.

Photovoltaics is one of the proven and most rapidly growing renewable energy sources in the world. As polysilicon represents the most significant portion of the production cost for photovoltaic product manufacturing and commercial production of polysilicon requires high start-up costs and a long ramp-up time, we believe that polysilicon manufacturers with sufficient economies of scale can generally achieve higher profit margins than downstream manufacturers in the photovoltaic industry. We currently dedicate substantially all of our management efforts and our financial, technical, research and human resources to the manufacturing and sale of polysilicon. As a market leader strategically positioned upstream on the manufacturing value chain of a fast growing industry, we have been able to benefit from the growth of downstream photovoltaic cell and module production since our inception. In order to diversify our product offerings and enhance awareness of our “Daqo” brand, we plan to strategically expand into the photovoltaic module manufacturing business and the photovoltaic system integration and installation business.

We compete with international and domestic polysilicon manufacturers primarily in acquiring and retaining China-based customers. The global financial crisis and the significant decrease in global petroleum prices since their peak in mid-2008 resulted in a substantial decline in the demand for photovoltaic products in recent quarters. To address the challenges presented to our business by international and domestic competitors and the current global oversupply of polysilicon and the corresponding downward pricing pressure, we are focusing on maintaining our competitive cost structure and pursuing further cost saving to improve our profitability.

We believe that we have a competitive cost structure in polysilicon manufacturing primarily due to our strategic location in China and our manufacturing process. As our operations are based in Chongqing, which is in the western area of China where the cost of doing business is generally lower than in the coastal areas in China, we have significant advantages in electricity, raw material and labor costs over our competitors that are based in developed countries or in the coastal areas of China. In addition, we utilize the modified Siemens process to produce polysilicon, as do the vast majority of polysilicon manufacturers in the world. We have implemented the closed loop system to produce high-quality polysilicon cost-effectively. The closed loop system is an advanced polysilicon manufacturing process widely used by leading international polysilicon manufacturers. We believe we are one of the few China-based polysilicon manufacturers that have fully implemented the closed loop system in the polysilicon manufacturing process. Our fully implemented closed loop system differentiates us from manufacturers that only implement the closed loop system in some, but not all, of their manufacturing lines, and manufacturers that are in the process of converting it to the closed loop system. Compared to the open loop manufacturing system, the closed loop manufacturing system uses raw materials more efficiently, requires less electricity and causes less pollution even though manufacturing facilities based on the open loop system can be built within a shorter period time with less initial capital expenditures on equipment. We believe that there is a trend among Chinese domestic manufacturers to migrate to the closed loop system. However, implementing the closed loop system or converting an existing open loop system to a closed loop system is time-consuming and requires significant capital investment and industry expertise.

Therefore, we believe that we will continue to enjoy competitive advantages over Chinese domestic polysilicon manufacturers that use the open loop system in the short and medium term.

We focus heavily on ensuring customer satisfaction and consistently delivering high-quality products to our customers. We impose rigorous quality control standards at various stages of our manufacturing process. We systematically test raw materials from our suppliers and test our inputs at each stage of our manufacturing process to ensure that they meet all technical specifications. With our strict quality control measures in our manufacturing and facility construction processes, we are able to produce high-quality polysilicon consistently at both our existing Chongqing Phase 1a facility and our newly constructed Phase 1b facility.

We are located in China and are closer to our customers than our international competitors. China has become an important global center for manufacturing photovoltaic products with a growing number of leading photovoltaic companies. Polysilicon production capacity in China has lagged far behind the demand from manufacturers of downstream photovoltaic products in China. In addition, due to changing project economics and increasing governmental support, we expect that the Chinese domestic photovoltaic market will undergo significant growth in the next few years. Being close to leading global photovoltaic companies based in China, we are positioned to respond to our customers’ needs quickly, manage inventory more efficiently and achieve further cost savings.

We have achieved substantial growth since we commenced commercial production of polysilicon in July 2008. In 2008, we produced 291 MT of polysilicon and sold 237 MT. In the first nine months of 2009, we produced 995 MT of polysilicon and sold 901 MT. Shortly after we commenced commercial production, leading China-based photovoltaic companies, such as Yingli Green Energy, ReneSola and Suntech, through one of its affiliates, became our customers, and they have been our major customers since then. As a result, we generated revenues of $56.4 million and achieved net income attributable to our ordinary shareholders of $21.5 million in 2008 and we generated revenues of $79.5 million and achieved net income attributable to our ordinary shareholders of $20.9 million in the first nine months of 2009. The decline in our net income attributable to our ordinary shareholders from the year ended December 31, 2008 to the nine months ended September 30, 2009 was caused by the significant decrease in the average selling price of our polysilicon as a result of the global oversupply of polysilicon and the increasing downward pricing pressure during the same period.

Our existing shareholders hold equity interests in Daqo Group. Since our inception, we have substantially benefited from the financial support of Daqo Group, one of the largest electrical equipment manufacturers in China. As of September 30, 2009, we had outstanding payable to Daqo Group in the amount of $0.2 million and Daqo Group guaranteed all of our outstanding bank borrowings. In addition, Daqo Group has granted us a permanent and royalty-free license to use the “Daqo” brand, which is a well recognized brand in the electrical industry in China. We have benefited from the strong brand recognition of “Daqo” in our business development efforts, as evidenced by our ability to secure major customers based in China within a short period after we commenced commercial production of polysilicon. If Daqo Group ceases to support us, our business, results of operations and prospects may be materially and adversely affected. See “Risk Factors—Risks Relating to Our Business—We may not be able to continue to receive the same level of support from Daqo Group, which may have a material adverse effect on our business and results of operations.”

Our Strengths

We believe that the following strengths enable us to compete effectively and to further increase our profitability:

Competitive cost structure

We believe that we have a competitive cost structure in polysilicon manufacturing as a result of the following factors:

Competitive electricity, raw material and labor costs and governmental support.    As our operations are based in Chongqing, which is in the western area of China where the cost of doing business is generally lower than the coastal areas in China, we have significant advantages in electricity, raw material and labor costs over our competitors that are based in developed countries or in the coastal areas of China. We can also source other raw materials such as liquid chlorine and hydrogen at low cost due to our proximity to a major salt mine and a chemical industry park. Furthermore, as one of the most populous cities in the world and one of the most developed cities in western China, Chongqing offers an abundant source of low-cost skilled workers. We also enjoy preferential tax treatment and fiscal and other supports provided by the Chinese government under the national policy of developing the western inland regions of China. In particular, Chongqing Daqo, recently qualified as a “Chongqing High and New Technology Enterprises”, enjoys a preferential enterprise income tax rate of 15%, which is lower than the 25% uniform national tax rate.

Closed loop manufacturing system.    We have implemented the modified Siemens process to produce high-quality polysilicon cost-effectively in a completely closed loop system. The closed loop system is an advanced polysilicon manufacturing process widely used by leading international polysilicon manufacturers. We believe we are one of the few China-based polysilicon manufacturers that have fully implemented the closed loop system in the polysilicon production process. We generate TCS, the most costly input for polysilicon production in-house using liquid chlorine and metallurgical silicon powder, two readily available and relatively inexpensive industrial materials, whereas many of our domestic competitors lack the capacity to do so. Compared to the open loop manufacturing system that most of our domestic competitors use, the closed loop manufacturing system uses raw materials more efficiently, requires less electricity and causes less pollution. In addition, we have achieved effective heat and water conservation in our closed loop manufacturing system, thereby enhancing our production efficiency and reducing our operational costs.

Consistently high-quality products

We focus on ensuring customer satisfaction and consistently delivering high-quality products. Our closed loop modified Siemens manufacturing process, and in particular our capacity to produce TCS in-house and to control its quality, enables us to produce high-quality polysilicon efficiently. In 2008 and the first nine months of 2009, 95% of our polysilicon reached a purity level of 99.9999999% (9N pure). We impose rigorous quality control standards at various stages of our manufacturing process. We systematically test raw materials from our suppliers and test our inputs at each stage of our production process to ensure that they meet all technical specifications. With our strict quality control measures in our manufacturing and facility construction processes, we are able to produce high-quality polysilicon consistently at both our existing Chongqing Phase 1a facility and our newly constructed Phase 1b facility. Certain leading China-based photovoltaic companies such as Yingli Green Energy, ReneSola and Suntech, through its affiliate, are among our customers. As part of our initial efforts to tap into the international market, we sent our products to a leading U.S. solar power company for testing as part of a test sale and it confirmed that our products met its quality standards, which are regarded as among the highest ones in the solar industry.

China-based manufacturing capacity with abundant growth opportunities

Our strategic location in China provides us with abundant growth opportunities. In recent years, China has become an important global center for manufacturing photovoltaic products with a growing number of leading photovoltaic companies. However, polysilicon production capacity in China has lagged far behind the demand from manufacturers of downstream photovoltaic products in China. Being close to leading global photovoltaic companies based in China, we are positioned to respond to our customers’ needs quickly. In addition, due to changing project economics and increasing governmental support, we expect that the Chinese domestic photovoltaic market will undergo a significant growth in the next few years. Our China-based manufacturing capacity offers us significant competitive advantages in terms of greater geographic proximity to customers, more efficient inventory management and cost savings.

Proven execution capabilities

We have proven our capability to construct and ramp up polysilicon production capacity and acquire customers quickly. We completed construction of our Chongqing Phase 1a facility within 12 months and we shipped the first batch of polysilicon to a major photovoltaic wafer manufacturer within two months afterwards. We also completed construction of our Chongqing Phase 1b facility within 12 months. We produced 291 MT of polysilicon in the last six months of 2008 and 995 MT in the first nine months of 2009. Through the cost-control initiatives implemented in our Phase 1b facility construction process, we managed to reduce the construction costs by 20% as compared with construction costs in Phase 1a. We believe that our management’s execution and coordination capability and their industry knowledge and experience enabled us to overcome the substantial difficulties accompanying the design, installation and operation of polysilicon production facilities and to acquire major customers within a short period of time. We have a dedicated and experienced in-house construction and engineering team with significant experience gained from the construction of our Phase 1 facilities to supervise the general contractors on our current and future expansion projects. We believe that we can apply our technological know-how and our experience in ramping up production capacity quickly to successfully execute our future expansion plans.

Strong focus on technologies and research and development

We are highly focused on the development, introduction and implementation of advanced technologies and intellectual property. We have adopted a systematic approach to our research and development activities to achieve both near-term improvements in manufacturing process efficiency and long-term technological breakthroughs. This approach includes:

Acquisition and implementation of existing advanced technologies from business partners to lay a solid technology foundation.    We worked closely with an industry recognized polysilicon production technology consulting firm to implement a modified Siemens process to produce polysilicon in our Chongqing facilities.

Use of in-house research and development resources to improve our technology foundation.    We believe that we have one of the strongest research and development teams among polysilicon manufacturers in China. Our team consists of 22 experienced researchers and engineers, including 6 experts who enjoy industry-wide recognition in China and internationally and 4 full-time technical consultants with extensive industry experience. We have applied high pressure throughout the manufacturing process to reduce our production cycle time and produce polysilicon more quickly. Utilizing the know-how our research and development team has developed, we are able to fine-tune the process parameters and technical recipes for our key equipment to further improve our production efficiency.

Experienced management with extensive industry contacts and strong track record of successful execution

Our board of directors and management team consist of an experienced and diversified group of entrepreneurs and professionals who have positioned our company to take advantage of the rapidly growing photovoltaic market. Our directors and senior management have significant industry and managerial experience and contacts throughout the electricity generation industry, which is evidenced by their records of founding and managing successful enterprises. For example, Mr. Guangfu Xu, our chairman, is a pioneer in the electrical equipment industry in China and has over 40 years’ experience in founding and managing businesses. Mr. Xu has been chairman of Daqo Group, a well-known large scale electrical equipment company in China, since its inception. We believe Mr. Xu’s experience and expertise provide a solid foundation in formulating the vision for our long-term development. Mr. Gongda Yao, our chief executive officer, has over a decade’s experience as a key management team member of Applied Materials, a leading U.S. supplier of semiconductor manufacturing systems. The experience and vision of our directors and senior management provide us with valuable industry insight and management expertise in our business operations. We believe that their industry expertise have enabled us to commence polysilicon production and achieve profitability within a short period of time.

Our Strategies

Our goal is to become a leading global supplier of polysilicon for the solar power industry and an important player in the downstream photovoltaic market. We intend to achieve this by pursuing the following strategies:

Further reducing our production costs

We seek to become one of the most cost-effective polysilicon manufacturers in the world. We intend to achieve economies of scale and operational and capital efficiency by investing in technological advances and applying prudent manufacturing principles and efficient construction techniques. We have so far been able to reduce our production costs by in-house production of TCS from TET and effective heat and water conservation. In addition, we have established a dedicated construction team which has gained extensive execution experience in our Phase 1 facility construction processes to scale up our manufacturing model in a cost-efficient manner. We plan to devote substantial resources to enhancing the efficiency of our production processes, in particular to reducing our polysilicon production cycle time, electricity consumption and use of raw materials. To implement this plan, we will continue to improve the high pressure techniques used in our manufacturing process as well as to refine the design of our furnaces and reactors in order to increase their production yields.

Significantly expanding polysilicon production capacity

We plan to significantly increase our production capacity to meet the long-term growth we expect in demand for polysilicon and to improve our economies of scale. We ramped up our Chongqing Phase 1a production facility to its full capacity of 1,500 MT per year in early 2009. We commenced trial production at our Chongqing Phase 1b production facility in July 2009 and began commercial production at this facility in December 2009. We plan to ramp up production at the Phase 1b facility to its full capacity of 1,800 MT per year in January 2010. We also plan to commence the construction of our Phase 2 production facility in 2010 and expect to increase our total installed production capacity to 9,300 MT by March 2012. We believe that our planned expansion will help us enhance economies of scale in production and reduce materials procurement costs as well as rationalize our equipment costs and general and administrative expenses.

Deepening existing customer relationships and broadening customer base

We plan to deepen our existing customer relationships and broaden our customer base to capitalize on new market opportunities and to reduce our reliance on any particular geographic region or on a small number of customers.

Domestic market.    We will continue to focus on the China market, where many leading photovoltaic companies are located. We believe that China’s photovoltaic market will grow rapidly with the adoption of more solar energy incentive policies by the Chinese government. We intend to strengthen our existing relationships with leading photovoltaic cell and module manufacturers by providing them with consistently high-quality polysilicon in order to become one of their preferred polysilicon suppliers. Furthermore, we intend to leverage our reputation as a high-quality polysilicon manufacturer among our customers to attract and to establish long-term business relationships with other leading photovoltaic product manufacturers.

Overseas markets.    We established our footprint in the U.S. solar power market through supply of polysilicon to a leading U.S. solar power company for testing in February 2009. This company confirmed that our products met its quality standards, which are regarded as among the highest in the solar industry. We are currently in negotiation with this company for polysilicon sales contracts. Encouraged by the positive response we obtained in the test sale and increasing interest in our products, we established a marketing office in California in January 2009 to coordinate our marketing efforts. In the future, we also plan to launch marketing initiatives in the European market to broaden our geographical presence to capture opportunities in those markets.

Complementing existing business through expansion into photovoltaic module manufacturing business

Our product development strategy is to capture the growing opportunities at both ends of the photovoltaic manufacturing value chain while limiting our involvement in the middle. In addition to expanding our polysilicon production, we plan to expand into the photovoltaic module manufacturing business. We expect this downstream market to grow rapidly in light of the huge market potential as well as the Chinese government’s financial and policy support of the solar market. Building on the excellent relationships we have with the ingot, wafer, and cell manufacturers who are the customers for our polysilicon manufacturing business, we have already entered into strategic cooperation agreements with some of these manufacturers to establish tolling arrangements, under which we would supply polysilicon to them in exchange for cells for module manufacturing. We also plan to purchase equipment to conduct photovoltaic module production on leased premises in Nanjing, China. By entering into the photovoltaic module manufacturing market, we expect to gain direct contact with solar power end users to obtain real-time information on market demand and to diversify our product offerings and to enhance awareness of our “Daqo” brand. We believe that an integrated solar company with both an upstream polysilicon production business and a downstream photovoltaic module manufacturing business will enable us to achieve optimal cumulative profit growth while increasing our ability to weather any future industry downturn or volatility. In addition, through the two businesses, we believe we can achieve synergies by sharing our industry expertise and management know-how in the solar power industry and collaborating our purchasing, manufacturing, marketing, warehousing and distributing functions.

Leveraging our relationship with Daqo Group to enter the solar power system integration and installation business

We plan to leverage our relationship with Daqo Group and our management’s experience and relationships in the electrical equipment industries to enter into the solar power system integration and installation business. Our founders are also founders and principal shareholders of Daqo Group, one of the largest electrical equipment manufacturers in China. We believe that Daqo Group’s strong reputation, sales and marketing network and extensive experience in the electrical equipment industry will help us secure solar power system integration and installation contracts. Currently, we have identified a number of potential projects and submitted applications to the relevant local Chinese government authorities for approval with a view to providing integration and installation services for those projects.

Our Products and Services

We manufacture and sell high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. We offer ready-to-use polysilicon, packaged to meet crucible stacking, pulling, and solidification needs.

We have entered into strategic cooperation agreements with some downstream manufacturers to establish tolling arrangements, under which we supply polysilicon to them in exchange for cells for module manufacturing. In addition, we plan to begin to provide solar power system integration and installation services by targeting high-profile projects.

Manufacturing Process

Modified Siemens Process

Three main technologies are used in polysilicon production: the Siemens process, the fluidized bed reactor process and the newly developed upgraded metallurgical grade silicon process. In addition to the three main technologies, Tokuyama has developed a manufacturing polysilicon technology called the “vapor-to-liquid deposition” process. The Siemens process is an existing and well proven process technology predominantly used in high purity silicon feedstock production in the solar industry. The other three new technologies, the fluidized bed reactor process, the upgrading metallurgical grade silicon process and the vapor-to-liquid deposition, have the potential for lower cost production but are relatively new and less proven.

We use the modified Siemens process to produce polysilicon. We have been licensed by Poly Engineering, an industry recognized polysilicon production technology consulting firm based in Europe, with the exclusive rights in China, Taiwan, Hong Kong and Macau to utilize a modified Siemens process to produce polysilicon in our facilities. We further developed our manufacturing process by applying the modified Siemens process licensed from Poly Engineering.

The modified Siemens process includes three distinct steps: (1) TCS production; (2) distillation; and (3) deposition. In addition, we recover and recycle exhaust gas throughout the process in our closed loop manufacturing system. The diagram below describes our general manufacturing process:

TCS production.    The first step of the manufacturing process is to produce TCS from two widely available industrial raw materials: MG-Si and liquid chlorine. Whereas many of our domestic competitors lack the capacity to produce TCS, the most costly production input for polysilicon production, we generate TCS in-house through our integrated manufacturing process. TCS production includes two steps: hydrogen chloride synthesis, or HCl synthesis, and TCS synthesis. At the HCl synthesis step, liquid chlorine from a chlorine tank is vaporized to chlorine gas and sent to the HCl synthesis furnace, where it reacts with hydrogen to generate HCl. At the TCS synthesis step that follows, MG-Si powder is then sent to a TCS furnace and reacted with HCl gas. The temperature in the TCS synthesis furnace is maintained at 280~320ºC to facilitate the TCS reaction.

Distillation.    Distillation is a method of separating mixtures based on differences in their boiling points. Raw TCS is purified through distillation to produce high purity TCS feedstock. The difference in boiling points of TCS and impurities such as boron, phosphorous, and metal halides allow for purification of TCS. It is critical to remove these impurities in this process to eliminate the possible causes of low performance in solar cells. The unused HCl and TET, a by-product, are also separated from TCS through distillation and condensation. The HCl is recycled to produce TCS and TET is recycled to produce TCS through hydrogenation.

Deposition.    The purified TCS from the distillation process is vaporized, mixed with hydrogen gas, and then fed into the deposition reactor. The mixed gas passes over heated silicon slim rods inside the deposition reactor. In the reactor, multiple pair slim rods are heated up to approximately 1,100°C and high purity silicon is deposited on the rods surface. The constant feeding of TCS and hydrogen gas allows for continuous silicon deposition until 150~200mm in diameter is achieved. At this point the deposition cycle is completed and the ultra pure silicon is harvested.

Closed loop manufacturing system

We have implemented the modified Siemens process in a completely closed loop system. The closed loop system is an advanced polysilicon manufacturing process widely used by leading international polysilicon manufacturers. We believe we are one of the few China-based polysilicon manufacturers that have fully implemented the closed loop system in the polysilicon production process. Compared to the open loop manufacturing system, the closed loop manufacturing system uses raw materials more efficiently, requires less electricity and produces less pollution. Manufacturing polysilicon generates an exhaust gas primarily consisting of hydrogen, HCl, and chlorosilanes. Using the vent gas recovery system, which combines condensers, distillation towers, adsorption beds and compressors, we are able to recycle the exhaust stream from our manufacturing process into components that can be reused. For instance, a by-product of the deposition step is TET, which is a toxic chemical. Through a separate hydrogenation process, we convert TET to TCS, so that we eliminate the costs related to TET disposal and reduce operational risks of TET treatment. Mixed chlorosilanes are recovered as a liquid stream suitable for separation where we can directly reuse TCS. Anhydrous HCl is recovered with high purity, suitable for use in TCS production. Recovered hydrogen typically contains contaminants of fewer than 10 parts per million and is recycled to the deposition reactors. Recycling significantly reduces costs related to waste disposal and the amount of raw materials we need to purchase for production.

Although the closed loop system has lower manufacturing costs than the open loop system, manufacturing facilities based on the open loop system can be built within a shorter period time with less initial capital investment for equipment. Most of polysilicon manufacturing facilities in China were traditionally built based on the open loop system. However, as the polysilicon market is facing downward pricing pressure, we believe that an increasing number of domestic manufacturers are converting their open loop system to the closed loop system.

To achieve high efficiency in our manufacturing process, we have also installed a distribution control system and a thermal energy recycling mechanism. The distribution control system enables tight quality control, reduces process related variations, and improves productivity. Our thermal energy recycling system allocates heat generated from our deposition reactors and hydrogenation reactors to many other production areas, such as distillation facilities for TCS purification and our refrigeration station to support a large number of condensers.

Manufacturing Capacity

The following table sets forth our major installed annual production capacity objectives as of the dates indicated and includes the expected date of initial commercial operation and fully ramped-up production of each expansion phase:

	Construction Period	Commercial Production Commencement	Fully Ramped-up Production
Phase 1a—1,500 MT facility	June 2007—May 2008	July 2008	March 2009
Phase 1b—1,800 MT facility	May 2008—May 2009	December 2009	January 2010
Phase 2a—3,000 MT facility	June 2010—May 2011(1)	June 2011(1)	December 2011(1)
Phase 2b—3,000 MT facility	March 2011—February 2012(1)	March 2012(1)	September 2012(1)

Note:

(1)	Time schedules are estimated based on our current plans.

As a result of these capacity expansions, we expect to have fully ramped-up annual polysilicon production capacity of 3,300 MT by January 2010, 6,300 MT by December 2011 and 9,300 MT by September 2012. We have recently installed five additional deposition reactors to further improve our operational efficiency and to increase our output. In addition, we plan to increase the hydrogenation conversion rate to 17% and 22% for our Phase 1a and 1b manufacturing facilities, respectively. We believe these improvements may lead to an increase of our maximum fully ramped-up annual production capacity of our Phase 1 manufacturing facilities by approximately 15%.

Our capacity expansion plan is preliminary and subject to risks and uncertainties that may be out of our control. See “Risk Factors—Risks Relating to Our Business—Our future success depends substantially on our ability to significantly expand our polysilicon production capacity and output, which exposes us to a number of risks and uncertainties.”

Materials and Inputs Used in Polysilicon Production

Metallurgical grade silicon

MG-Si, which is silicon of 95% to 99% purity, is one of the primary raw materials used in the production of TCS. In 2008, our major MG-Si supplier is Zhejiang Kaihua Yuantong Silicon Co. The price of MG-Si has been generally stable, with a slight decline since its peak in mid-2008. We do not have hedging arrangements against the potential rise in the price of MG-Si.

Liquid chlorine

Liquid chlorine is another primary raw material used in the production of TCS. We purchase our liquid chlorine from San Yang Chemical Co. in 2008. Liquid chlorine is widely available as an industrial raw material in China. The price of liquid chlorine has been generally stable, with slight decline since its peak in mid-2008. We do not have hedging arrangements against the potential rise in the price of liquid chlorine.

Electricity and other utilities

The costs of electricity are significant in the production of polysilicon. The electricity costs in Chongqing are much lower than those in coastal areas in China and those in the developed countries due to Chongqing’s abundant hydroelectric resources.

We also use other utilities, such as steam, water and natural gas, for our manufacturing process. Steam supply is important to the production of polysilicon. We historically relied upon a local supplier as the sole source of steam for our production, and since June 2009, we started producing steam in-house to partially satisfy our needs for steam. Our steam cost per ton in 2009 was approximately 20% lower than that in the coastal areas in China.

Others

The other significant inputs for the production of polysilicon include argon gas, caustic soda and graphite parts.

Equipment

The major polysilicon production equipment includes hydroelectrolysis devices, hydrochlorination synthesis furnaces, TCS synthesis furnaces, distillation towers, polysilicon deposition reactors, hydrogenation reactors, exhaust gas recovery units and distribution control systems.

We have close relationships with several of the world’s leading equipment manufacturers and work closely with selected equipment manufacturers to develop and build our production lines. In addition, we developed technical specifications for the design of our power supply systems and reactors and have engaged manufacturers to construct the equipment in accordance with our specifications. Our engineers work closely with our equipment suppliers to design our production facilities. Furthermore, to lower costs, we have purchased and will continue to purchase equipment that can be appropriately designed and manufactured by domestic suppliers. Our technical team is responsible for overseeing the installation of our manufacturing lines to optimize the interaction between the various individual components of the entire production process. They work together with our equipment suppliers’ technical teams on site at the time of installation.

Quality Assurance

We apply our quality control system at each stage of our manufacturing process, from raw materials procurement to production and delivery, in order to ensure a consistent quality of our products. Specifically, we systematically inspect raw materials from our suppliers, ranging from MG-Si, liquid chlorine to various consumables. We also test our inputs in each stage of our production process to ensure the inputs meet all technical specifications. We take samples from each lot of polysilicon harvested form the deposition reactors and keep the samples for product quality tracking purpose. We also set up a product tracking system to trace back all shipped products to the samples we keep and to our database which contains detailed information of each shipment. We received the ISO 9001:2000 certification for our quality assurance system for production of polysilicon, which we believe demonstrates our technological capabilities and inspires customer confidence. In addition, in 2009, Chongqing Science and Technology Commission issued a three-year certificate to recognize our polysilicon as a high and new technology product and included our polysilicon in its 2009 list of key new products.

In order to facilitate our production of polysilicon and ensure the quality of the finished product, we have set up a laboratory for the analysis of raw materials, in-process quality control and finished products and the supervision of environmental pollution and safety.

Customers and Sales

We currently sell our polysilicon to direct users, primarily to photovoltaic wafer manufacturers. Our top customers include subsidiaries of leading China-based photovoltaic companies, such as Yingli Green Energy, ReneSola through Zhejiang Yuhui Solar Energy Source Co. Ltd., ReneSola’s principal operating subsidiary in China, and an affiliate of Suntech. We derived substantially all of our revenues from sales of polysilicon to customers in China in 2008 and 2009. We sell a substantial portion of our polysilicon to a limited number of customers. In 2008, each of our top three customers, Yingli Green Energy, ReneSola and an affiliate of Suntech, accounted for more than 10% of our total revenues and the three customers in aggregate accounted for 89% of our total revenues. In the first nine months of 2009, a subsidiary of Sumec Hardware & Tools Co., Ltd. purchased photovoltaic cells from us which were processed from our polysilicon through tolling arrangements with downstream manufacturers. As a result, it replaced Suntech’s affiliate as one of our top three customers. During the first nine months of 2009, our top three customers in aggregate accounted for 61% of our total revenues.

A substantial portion of our sales, particularly our sales to major customers, are made under long-term framework contracts. The framework contracts typically provide binding terms for the sales volumes and price of our polysilicon for the first quarter or the first year. The pricing terms, and sometimes the sales volumes, for subsequent period are subject to periodical renegotiation. We also sell polysilicon to various domestic customers on a spot basis.

We have established nationwide marketing capability through our sales team in China. Each member of our sales team is dedicated to a particular region. Our sales team attends domestic and international industrial conferences and trade fairs and organizes advertising and public relations events. Our sales and marketing team works closely with both our research and development team and our production team to coordinate our ongoing supply and demand planning.

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. Therefore, we intend to significantly increase our investment of management and financial resources in research and development.

We believe that we have one of the strongest research and development teams among polysilicon manufacturers in China. Our research and development team consists of 20 experienced researchers and engineers, including six experts who enjoy industry-wide recognition in China and internationally and four full-time technical consultants with extensive industry experience. Our senior management team spearheads our research and development efforts and sets strategic directions for the advancement of our products and production processes, focusing on efforts to improve product quality, reduce manufacturing costs and broaden our product markets.

We intend to dedicate a portion of our revenues to research and development activities. We are strengthening our in-house research and development resources to improve our technology foundation. We are considering several projects including additional research and development centers in China and the pursuit of other technologies that can assist us in addressing the future trends of the solar markets.

Intellectual Property

Our intellectual property is an essential element of our business. We rely on patents, copyrights, trademarks, trade secrets and other intellectual property laws, as well as non-competition and confidentiality agreements with our employees, business partners and others, to protect our intellectual property rights.

As of the date of this prospectus, we have five pending patent applications covering different aspects of the polysilicon manufacturing process. We also rely heavily on a combination of proprietary process engineering, trade secrets and employee contractual protections to establish and protect our intellectual property, as we believe that many crucial elements of our production processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect these elements. All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop when primarily utilizing our resources or when performing their duties during their employment.

While we continue to develop and pursue patent protection for our own technologies, we expect to continue to rely on third party license arrangements on certain key aspects of our operation. Pursuant to a technology license and engineering service agreement between Chongqing Daqo and Poly Engineering dated June 15, 2008, Poly Engineering granted a license to Chongqing Daqo with the exclusive rights to utilize certain know-how related to a modified Siemens process to produce polysilicon in Chongqing Daqo’s facilities. The license is perpetual and irrevocable. The license is exclusive within China, Taiwan, Hong Kong and Macau until December 31, 2011. Poly Engineering and its affiliates are prohibited from directly or indirectly soliciting, entertaining offers from or negotiating with any other parties related to the licensed know-how in China, Taiwan, Hong Kong and Macau during the exclusive period. Pursuant to the agreement, Chongqing Daqo agreed to pay Poly Engineering a fixed amount of fee in 2008 and the amount equal to a percentage its polysilicon revenues in 2009, 2010 and 2011 for the exclusive right and services fees. All amounts due to Poly Engineering by the end of 2009 have been fully paid. We are currently re-negotiating the pricing terms with Poly Engineering; however, as of the date of this prospectus, there is no binding or written agreement on the amended pricing terms. Chongqing Daqo and Poly Engineering also entered into a technical services contract dated June 30, 2008, pursuant to which Poly Engineering agreed to provide certain technical supports to Chongqing Daqo. See also “Related Party Transaction—Transactions with Daqo Group—Transactions relating to Poly Engineering” for historical agreements among Daqo Group, Daqo New Material and Poly Engineering. For the risks associated with our reliance on certain third-party technologies, see “Risk Factors—Risks Relating to Our Business—We rely on third party intellectual property for certain key aspects of our operation, which subjects us to the payment of license fees and potential disruption or delays in the production of our products.”

Most of our equipment supply contracts with international suppliers include an indemnification provision under which the supplier undertakes to indemnify us against actions, claims, demands, costs, charges, and expenses arising from or incurred by reason of any infringement or alleged infringement of patent, copyright, trade mark or trade name by the use of the equipment provided by the supplier. However, it is unclear whether we will be entitled to such indemnification in the event that we use the equipment supplied by such supplier in conjunction with other equipment not supplied by such supplier. In addition, many of our equipment supply contracts with domestic suppliers do not provide any intellectual property indemnification provisions. See “Risk Factors—Risks Relating to Our Business—We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.”

Competition

We face competition in China and in the international market in which we may operate. The polysilicon market is dominated by a few major manufacturers with a large number of small manufacturers competing for the remaining small portion of the market. We face competition mainly from top manufacturers who have succeeded in establishing a strong brand name with solar companies. Our major international competitors include Hemlock, MEMC, REC, Wacker, and our domestic competitors include Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., China Silicon Corporation Ltd. and Sichuan Xinguang Silicon Science and Technology Co., Ltd.

In addition, many solar cell and module manufacturers have or have announced the intention of establishing polysilicon production or affiliate relationships with manufacturers of polysilicon, including some of our customers and potential customers. We compete with these in-house capabilities, which could limit our ability to expand our sales.

Furthermore, the demand for our polysilicon may be adversely affected by alternative technologies in cell manufacturing. The vast majority of silicon-based photovoltaic cell manufacturers currently use chunk or granular polysilicon. However, alternative technologies are being developed in cell manufacturing. For example, one such technology, thin-film cell production, uses little to no silicon in the production of solar cells. We believe that the solar cells made using thin-film technologies tend to have lower energy conversion efficiency than silicon-based solar cells, even though the cost to manufacture thin-film solar cells is lower than that to manufacture silicon-based cells. Based on our management’s industry knowledge, we do not believe that the energy conversion efficiency rates of thin-film cells are likely to reach those of silicon-based cells in the near future. However, if it does happen, thin-film solar cell development and production may expand significantly, which may restrict the market for silicon-based solar cells and decrease the demand for our polysilicon.

We believe that the key competitive factors in the market for polysilicon include:

•	product quality;

•	price and cost competitiveness;

•	manufacturing technologies and efficiency;

•	strength of customer relationships;

•	economies of scale; and

•	reputation.

We believe we differentiate ourselves from our competitors and capture market share in the polysilicon markets through our product quality, price and cost competitiveness, and manufacturing technologies and efficiency.

Facilities

We are headquartered in Wanzhou, Chongqing, China, where we own multiple buildings with an aggregate of approximately 82,000 square meters of office and manufacturing space. We have been granted land use rights to approximately 378,800 square meters of land on which our plants or offices are situated, and such land use rights are usually valid for a period of fifty years starting from the date of grant from the local government. In addition, we lease approximately 130 square meters of office space in California.

In addition, we have secured the land use rights to approximately 512,000 square meters of land in Wanzhou for our production facility expansion and we are in the process of obtaining certificates of land use rights for the forgoing lands.

We believe that our existing facilities, together with our facilities under construction, are adequate for our current and foreseeable requirements.

Environmental and Safety Matters

Our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes. We believe we are in compliance with all present national and local environmental protection requirements in all material respects and have all the necessary environmental permits to conduct our business in China. We process all our waste water and waste gas through various treatments so that they meet the respective national discharge standard. In addition, most of our solid waste can be reused and does not contain poisonous materials. We have established a pollution control system and installed various types of anti-pollution equipment in our facilities to reduce, treat, and where feasible, recycle the wastes generated in our manufacturing process.

We are required to undergo the acceptance inspections of environmental protection and work safety and obtain approval with relevant governmental authorities before our manufacturing lines commence full production. Our production facilities are subject to various pollution control regulations with respect to noise and air pollution and the disposal of waste and other hazardous materials. We have obtained a pollutant discharge permit, a work safety permit for storage and use of hazardous chemicals and permit for the registration of use of atmospheric pressure containers for the pressure containers we have installed.

Employees

As of September 30, 2009, we employed 714 employees, including 453 in manufacturing, 122 in equipment maintenance, 36 in quality assurance, 10 in purchasing, 20 in research and development, 8 in sales and marketing, and 65 in general and administrative. In addition, we engaged four independent contractors in our research and development department. Substantially all of these employees and independent contractors are located at our facilities in Wanzhou, China, but a small number of employees are based in Nanjing, China and the United States.

As required by regulations in China, we participate in various employee social security plans that are administered by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance. We are required under Chinese law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowance of our employees, up to a maximum amount specified by the local government from time to time.

We typically enter into a standard confidentiality and employment agreement with our research and development personnel. These contracts involve a covenant that prohibits them from engaging in any activities that compete with our business within certain agreed period after the termination of their employment with us, and during such non-competition period.

We believe we maintain a good working relationship with our employees, and we have not experienced any labor disputes or any difficulty in recruiting staff for our operations.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We purchased property insurance and project construction insurance policies covering our inventory, equipment, vehicles, facilities, buildings and buildings under construction. These insurance policies cover losses due to fire, explosion and a wide range of human accidents. We also provide social security insurance including pension insurance, unemployment insurance, work related injury insurance and medical insurance for our employees. We do not maintain business interruption insurance or general third-party liability insurance. We also do not have product liability insurance or key-man life insurance. We consider our insurance coverage to be in line with that of other manufacturing companies of similar size in China.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings and we are not aware of any material legal or administrative proceedings threatened against us. We may from time to time be subject to various legal or administrative proceedings arising in the ordinary course of business.

REGULATION

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China and our shareholders’ right to receive dividends and other distributions from us.

Renewable Energy Law and Other Government Directives

China enacted the Renewable Energy Law in February 2005 and amended the law in December 2009. The amended Renewable Energy Law sets forth the national policy to encourage and support the development and use of solar and other renewable energy and its use for on-grid generation. The law also sets forth the national policy to encourage the installation and use of solar technologies in water-heating systems, heating and cooling systems, power generation systems and other energy utilization systems. In addition, the law provides financial incentives, such as national funding, preferential loans and tax preferences for the development of renewable energy projects.

In January 2006, the National Development and Reform Commission issued two implementing rules relating to the Renewable Energy Law that, among other things, provide general policies regarding the pricing of on-grid power generated by solar and other renewable energy.

In May 2006, the Ministry of Finance issued measures providing that the Chinese government shall provide certain government subsidies and financial incentives to support the development of the renewable energy industry, including the solar energy industry.

In August 2006, the Ministry of Construction and the Ministry of Finance also issued guidelines which sought to expand the use of solar energy in residential buildings.

In July 2009, the Ministry of Finance, the Ministry of Science and Technology and the National Energy Bureau jointly issued measures that provide for government subsidies to support the solar power industry.

In September 2009, the NDRC and nine other governmental agencies jointly issued measures aimed at curtailing the perceived over-capacity in certain industry sectors, such as steel, concrete, polysilicon and wind power equipment. Pending the promulgation of more specific regulations, the measures require new projects after the date of the new measures in any of the deemed “over-capacity industries” to obtain approval from NDRC. The measures also provide that the Chinese government shall support polysilicon manufacturers with large manufacturing capacities and advanced technologies. As a result, any entity which plans to establish a polysilicon manufacturing facility or to expand its current manufacturing facility in China after the measures were issued must seek pre-approval from NDRC. However, as detailed implementation rules under the measures have yet to be promulgated, it is unclear what requirements must be met and how long it will take NDRC to approve a new or expansion polysilicon manufacturing project.

Environmental and Safety Regulations

We use, generate and discharge toxic, volatile or otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. China enacted the Environmental Protection Law effective December 1989. In addition to the Environmental Protection Law, we are subject to a variety of specific laws and regulations in China related to the storage, use and disposal of hazardous materials, including laws and regulations governing water pollution, air pollution, solid waste pollution, noise pollution, hazardous chemicals, pollutant discharge fees and environmental impact appraisals. We are also subject to laws and regulations governing worker safety, work safety permits and occupational disease prevention. Our operation is subject to regulation and periodic monitoring by local environmental protection and work safety authorities.

Status of Our Business in Foreign Investment Industrial Guidance Catalogues

The principal regulation governing foreign ownership of businesses in the solar power industry in China is the Foreign Investment Industrial Guidance Catalogue, which is revised from time to time and was last revised effective as of December 1, 2007. The polysilicon manufacturing business falls into the category of encouraged foreign investment industry under the regulation. Foreign invested companies categorized as “encouraged” are entitled to preferential treatment by the Chinese government, including exemption from tariffs on equipment imported for its own use.

Tax

Chinese Enterprise Income Tax

Under the EIT Law, which became effective on January 1, 2008, enterprises in China are generally subject to a uniform income tax rate of 25%. However, qualified enterprises located in central or western China may enjoy preferential tax rate under a series of national policies adopted to encourage investment in central and western China. Chongqing Daqo qualifies for a special reduced rate of 15% through 2010 pursuant to the policies. Accordingly, Chongqing Daqo is subject to the preferential enterprise income tax rate of 15% in lieu of the 25% uniform national tax rate through 2010. In December 2009, Chongqing Daqo was qualified as a “Chongqing Municipality High and New Technology Enterprise,” subject to the government’s grant of a formal certificate. This will entitle it to a preferential income tax rate of 15% for three years from the grant date of the certificate and can be renewed for additional three-year terms upon Chongqing Daqo’s application and the government’s approval.

Under the EIT Law, an enterprise established outside of China with its “de facto management bodies” within China may be considered a resident enterprise for Chinese tax purposes and be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules of the EIT Law provide that the term “de facto management bodies” refers to management bodies which have material management and control over all aspects of the business, including production, operations, personnel, finance, and assets. It is unclear whether Chinese tax authorities would determine that, notwithstanding our status as the Cayman Islands holding company of our operating business in China, we should be classified as a resident enterprise. Currently, substantially all of our income is already China-source income subject to Chinese taxes. However, to the extent that the net proceeds of this offering are not immediately applied to the purposes described in “Use of Proceeds,” we expect to generate income from depositing the proceeds into interest bearing bank accounts or investing them in short-term investment grade debt securities outside of China.

Under the implementation rules for the EIT Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in China to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. The Cayman Islands, where Daqo Cayman is incorporated, does not have such a tax treaty with China.

Chinese Value Added Tax

Pursuant to the Provisional Regulation of China on VAT, and its implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay value-added tax of 17% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Furthermore, when exporting goods, the exporter is entitled VAT refund, which amount will be a portion of or all of the VAT it has already paid or borne.

Foreign Currency Exchange

Foreign currency exchange in China is primarily governed by two sets of regulations issued in 1996.

Under the Foreign Exchange Administration Rules, the Renminbi is freely convertible for routine current account items, including distribution of dividends, payment of interest, and trade and service-related foreign exchange transactions. However, conversion of Renminbi for most capital account items, such as direct investment, overseas loan, securities investment and repatriation of investment, is still subject to the approval of SAFE.

Under the Regulations of Settlement, Sale and Payment of Foreign Exchange, foreign invested enterprises may only buy, sell and remit foreign currencies at authorized banks and must comply with certain procedural requirements, such as providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Foreign invested enterprises are also subject to limitations on capital investments outside of China, which include requirements to obtain approvals from the Ministry of Commerce, the National Development and Reform Commission and SAFE.

SAFE Circular No. 75

SAFE Circular No. 75, which became effective as of November 1, 2005, requires Chinese residents, including both legal persons and natural persons, to register with their local SAFE branch before establishing or acquiring control of any company outside of China with assets or equity interests in Chinese companies for the purpose of capital financing. Such a company outside of China is referred to as an “offshore special purpose company.” Chinese residents must also file amendments to their registrations if their offshore companies experience capital variation, such as changes in share capital, share transfers, mergers and acquisitions, long-term equity or debt investments or creation of any security interest over any assets located in China or any other material change in share capital. Failure to comply with the registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant Chinese entity. See “Risk Factors—Risks Relating to Doing Business in China—Chinese regulations relating to offshore investment activities by Chinese residents may increase the administrative burden we face and may subject our Chinese resident beneficial owners or employees to personal liabilities, limit our subsidiaries’ ability to increase its registered capital or distribute profits to us, limit our ability to inject capital into our Chinese subsidiaries, or may otherwise expose us to liability under Chinese law.”

Regulations of Overseas Investments and Listings

The M&A Rules, which became effective on September 8, 2006, include provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in Chinese companies and controlled directly or indirectly by Chinese companies or resident individuals obtain the approval of the CSRC prior to the listing and trading of securities of such special purpose vehicles on an overseas stock exchange. On September 21, 2006, the CSRC published on its website procedures for approval of overseas listings by special purpose vehicles. However, the application of the M&A Rules remains unclear, with no consensus currently existing among the leading Chinese law firms regarding the scope of the applicability of the CSRC approval requirement.

Our Chinese counsel, Jun He Law Offices, has advised us that, based on their understanding of the current Chinese laws, regulations and rules and the procedures announced by the CSRC:

•	the CSRC has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to the CSRC approval procedures;

•

as Daqo Cayman set up Chongqing Daqo and Nanjing Daqo as newly established, wholly foreign owned subsidiaries in China, Daqo Cayman is not a special purpose vehicle formed for the purpose of acquiring a Chinese domestic company, and therefore we are not required to apply to the CSRC for approval; and

•	the issuance and sale of the ADSs and the listing and trading of the ADSs on the New York Stock Exchange do not conflict with or violate the M&A Rules.

See “Risk Factors—Risks Relating to Doing Business in China—The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering; any requirement to obtain prior CSRC approval could delay this offering and failure to obtain this approval, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ADSs, and could also create uncertainties for this offering.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position/ Title
Guangfu Xu	66	Chairman of the board of directors
Xiang Xu	38	Director
Fei Ge	44	Director
Dafeng Shi	37	Director
Fumin Zhuo	57	Director
Greg W. Ye	40	Director
Gongda Yao	50	Director and chief executive officer
Daqing Qi*	46	Independent Director Appointee
Rongling Chen*	67	Independent Director Appointee
Jimmy Y. Lai	53	Chief financial officer
Tracy Tianqun Zhou	48	Chief technology officer
Jian Zhu	36	Senior vice president
Liqiang Jin	46	Senior vice president

*	Appointment effective immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Mr. Guangfu Xu is the chairman of our board of directors. Mr. Xu is principally responsible for formulating our strategic development objectives. Mr. Xu has been the chairman and general manager of Daqo Group since January 1984 and currently holds directorship positions with 19 subsidiaries of Daqo Group . Mr. Xu joined Xinba General Company, the predecessor entity of Daqo Group, in 1966 and has been instrumental in building Daqo Group from a small township and village enterprise to a leading manufacturer of electrical systems in China. Mr. Xu is a member of the Ninth People’s Congress of Jiangsu Province and the vice chairman of the Standing Committee of the Ninth Yangzhong City People’s Congress. Mr. Xu was named a National Township and Village Entrepreneur by the Ministry of Agriculture of China in 2001 and 2002. Mr. Xu graduated from secondary school in 1960.

Mr. Xiang Xu is our director. Mr. Xu is also the vice chairman of the board and president of Daqo Group and currently holds directorship positions with 25 subsidiaries of Daqo Group. Mr. Xu served as the general manager of Jiangsu Changjiang Electric Co., Ltd., a subsidiary of Daqo Group, from January 2000 through May 2006. Mr. Xu received his EMBA degree from Nanjing University in 2004. Mr. Xiang Xu is the son of Mr. Guangfu Xu.

Mr. Fei Ge is our director. Mr. Ge is also the executive president of Daqo Group and currently holds directorship positions with 22 subsidiaries of Daqo Group. Mr. Ge served as the general manager of Zhenjiang Klockner-Moeller Electrical Systems Co., Ltd., or KM Electrical, a subsidiary of Daqo Group that specializes in electrical research and manufacturing, from October 1993 to May 2006. Mr. Ge received his MBA degree from Nanjing University in 2004.

Mr. Dafeng Shi is our director. Mr. Shi has also been the vice president for finance of Daqo Group since January 2006 and currently holds directorship positions with two subsidiaries of Daqo Group. Prior to joining Daqo Group, Mr. Shi served as the vice president of Yangzhong Tianyuan Accounting Firm from 2000 to 2001. Mr. Shi received his bachelor’s degree in economic management from the Correspondence Institute of the Central Party School in 1997 and his associate degree in accounting from Nanjing University of Finance & Economics in 1992. Mr. Shi is a Certified Public Accountant in China.

Mr. Fumin Zhuo is our director. Mr. Zhuo has served as our director since November 2009. Mr. Zhuo has also served as an independent director to Focus Media, a NASDAQ listed company and Shenyin Wanguo (H.K.) Limited, a company listed on the Main Board of the Hong Kong Stock Exchange. Mr. Zhuo has over two decades experience in investment and corporate management. Mr. Zhuo is currently a managing partner of Granite Global Ventures III L.L.C., a general partner of SIG Capital Limited and Chairman of Venture Star Investment (HK) Limited. Prior to joining SIG Capital Limited in July 2005, Mr. Zhuo served as the chairman and chief executive officer of Vertex China Investment Company, a company concentrating in investments in the Greater China region since July 2002. From 1995 to July 2002, Mr. Zhuo was the chief executive officer of Shanghai Industrial Holding Ltd. and the chairman of SIIC Medical Science & Technology (Group). Prior to that starting in 1987, Mr. Zhuo served as chief assistant officer of the Shanghai Economic System Reform Committee. Mr. Zhuo has extensive experience in venture capital fund formation, mergers and acquisitions, and investment management. Mr. Zhuo received his master’s degree in economics from Fudan University and his bachelor’s degree in enterprise management from Shanghai Jiaotong University’s Electrical Engineering School.

Mr. Greg W. Ye is our director. Mr. Ye has served as our director since November 2009. Mr. Ye is currently a managing partner of NewMargin Ventures, an established China-focused private equity firm, and also serves as a director for a number of other NewMargin portfolio companies, all privately held. Prior to joining NewMargin in 2006, he was a group director of corporate strategy and business development for Cadence Design Systems, a world’s leading EDA technologies and engineering services company. Prior to that, he worked for PricewaterhouseCoopers in the United States, and last held the position of senior manager. Mr. Ye received his MBA from Harvard Business School, his Master of Accountancy from Northeast Missouri State University and Bachelor of Science in Electrical Engineering from Shanghai Jiaotong University. Mr. Ye is a Certified Public Accountant and a Certified Management Accountant.

Mr. Gongda Yao is our director and chief executive officer. Mr. Yao has extensive experience in the electronic development and manufacturing industry. Prior to joining our company, Mr. Yao served as the vice president and China general manager for Applied Materials from October 2006 to July 2008. Mr. Yao was also the vice president and general manager of the Integrated Metal Business Unit of Novellus Systems from October 2005 to October 2006, and vice president of operations at Ciwest Semiconductor Company from April 2005 to October 2005. Before that, Mr. Yao worked for Applied Materials at various management positions for 11 years. Mr. Yao received his Ph.D. in materials science & engineering from the State University of New York at Stony Brook in 1992, his master’s degree in materials science from Tongji University and the Chinese Academy of Science in 1984 and his bachelor’s degree in theoretical physics from Shanghai University of Science and Technology in 1982. Mr. Yao holds more than 10 U.S. patents and has authored or co-authored more than 40 technical articles and papers.

Mr. Daqing Qi will serve as our independent director upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Qi has served as a director of Focus Media Holdings Limited, a NASDAQ-listed company, Sohu.com, a NASDAQ-listed company, Honghua Group Limited, a company listed on the Hong Kong Stock Exchange, SinoMedia Holding Limited, a company listed on the Hong Kong Stock Exchange, China Vanke Co., Ltd, a company listed on the Shenzhen Stock Exchange and Focus Technology, a company listed on the Shenzhen Stock Exchange. Mr. Qi is professor of accounting and associate dean of the Cheong Kong Graduate School of Business, where he has taught since 2002. From 1996 until 2002, Mr. Qi was an associate professor in the School of Accountancy at the Chinese University of Hong Kong. Mr. Qi received his bachelor’s degree in biophysics and bachelor’s degree in journalism from Fudan University, his MBA from the University of Hawaii at Manoa with a focus in accounting and finance and his Ph.D. in accounting from the Eli Broad Graduate School of Management of Michigan State University. He is a member of the American Accounting Association.

Mr. Rongling Chen will serve as our independent director upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Chen has served as an independent director to Tianjin Zhonghuan Semiconductor Co., Ltd., a company listed on Shenzhen Stock Exchange. Mr. Chen is a senior advisor and chairman of China advisory board to SEMI, a global industry association serving the manufacturing supply chains for the microelectronic, display and photovoltaic industries. Mr. Chen worked for Applied Materials from 1984 until his retirement in 2007. While at Applied Materials, Mr. Chen served in various senior positions, including vice president, chairman of Applied Materials China and head of China marketing and corporate affairs. Mr. Chen received his bachelor’s degree in semiconductor devices and materials from Zhe Jiang University.

Mr. Jimmy Y. Lai is our chief financial officer. Prior to joining us in September 2009, Mr. Lai served as the chief financial officer of Linktone Ltd., a Nasdaq-listed corporation and leading provider of wireless interactive entertainment services to consumers in China, from April 2008 to May 2009. From July 2006 to April 2008, he was the chief financial officer of Palm Commerce Holdings, one of the leading information technology solution providers for the China lottery industry. Prior to that, he served as associate vice president of investor relations at Semiconductor Manufacturing International Corporation, a Chinese company listed on the New York Stock Exchange and the Main Board of the Stock Exchange of Hong Kong, from February 2002 to June 2006, and as controller and director of financial planning at AMX Corporation from October 1997 to November 2001. Mr. Lai received his MBA in accounting from the University of Texas at Dallas and his bachelor’s degree in statistics from the National Cheng Kung University in Taiwan. Mr. Lai is a Certified Public Accountant licensed in the State of Texas.

Ms. Tracy Tianqun Zhou is our chief technology officer. Prior to joining us in January 2009, Ms. Zhou served as a product manager at Silicon Quest International in Santa Clara, California from January 2008. From 2004 to 2008, Ms. Zhou was the senior field applications engineer at MEMC Electronics Materials, Inc. in San Jose, California. Before that, she was the silicon business unit manager at West Coast Quartz from 2001 to 2004, operations director at Unisil Corp from 1998 to 2001 and senior process engineer at Mitsubishi Silicon America (now Sumco) from 1994 to 1998. Ms. Zhou received her Ph.D. in materials science and engineering from North Carolina State University in 1993 and a master’s degree from the Shanghai Institute of Ceramics in 1986. Ms. Zhou received her bachelor’s degree in chemistry from the University of Science and Technology of China in 1982.

Mr. Jian Zhu is our senior vice president and has been with us since our inception. Before joining us, Mr. Zhu served in various management positions including general manager, manager and senior engineer at KM Electrical from 1995 to 2006. Mr. Zhu received his master’s degree in electronics from Xi’an Jiaotong University in 1999 and his bachelor’s degree in chemical engineering from Tsinghua University in 1991.

Mr. Liqiang Jin is our senior vice president and has been with us since our inception. Before joining us, Mr. Jin served as a senior project manager of DSM China Ltd., a life sciences and materials sciences company, and has been in charge of its China manufacturing support center since November 2005. Before that, Mr. Jin was a project manager at BASF-YPC Company Ltd., a joint-venture of BASF and Sinopec, from April 2002 to October 2005. Mr. Jin received his International MBA degree from the Maastricht School of Management in 2004. Mr. Jin graduated from Jinling Vocational University with a major in mechanics in 1985.

Composition of Board of Directors

Our board of directors consists of five directors. Two additional independent directors will join the board upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration. Subject to our Third Amended and

Restated Memorandum and Articles of Association, the directors may exercise all the powers of our company to borrow money, mortgage his or her undertaking, property and uncalled capital, and issue debentures or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party. We intend to have a majority of independent directors serving on our board of directors within one year of this offering.

Code of Business Conduct and Ethics

Our code of business conduct and ethics, which will become effective immediately upon listing, provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among other things:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	subject to our Third Amended and Restated Memorandum and Articles of Association, exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office in accordance with our Third Amended and Restated Memorandum and Articles of Association. A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; or (2) dies or becomes of unsound mind.

Appointment of Directors by Certain Shareholders

In connection with our issuance and sale of the Series A preferred shares, we and our major shareholders entered into an investor rights agreement with the purchasers of the Series A preferred shares in November 2009. Pursuant to the investor rights agreement, at any time prior to the first anniversary of this offering: (i) for so long as Granite Global Ventures III L.P., together with its affiliates, hold in aggregate at least five percent of our issued and outstanding share capital, Granite Global Ventures III L.P. has the right to designate one director; (ii) for so long as NewMargin Growth Fund, L.P., together with its affiliates, hold in aggregate at least five percent of our issued and outstanding share capital, NewMargin Growth Fund, L.P. has the right to designate one director. During the period commencing on the first anniversary of this offering and terminating on the third anniversary of this offering, Granite Global Ventures III L.P. and

NewMargin Growth Fund, L.P. have the right to jointly designate one director on the board of directors of our company, for so long as these two entities, together with their respective affiliates, hold in aggregate at least five percent of our issued and outstanding share capital. Although all of our Series A preferred shares will be automatically converted into ordinary shares upon the closing of a qualified initial public offering, Granite Global Ventures III L.P. and NewMargin Growth Fund, L.P., as holders of our ordinary shares, continue to be entitled to the rights described above.

Committees of the Board of Directors

Our board of directors will establish an audit committee, a compensation committee and a corporate governance and nominating committee immediately after the closing of this offering.

Audit Committee

Our audit committee will initially consist of Messrs. Daqing Qi, Rongling Chen and Greg W. Ye, and will be chaired by Mr. Qi. Mr. Qi and Mr. Chen satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Qi qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response to such audit problems or difficulties;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee will initially consist of Messrs. Fumin Zhuo, Daqing Qi and Rongling Chen, and will be chaired by Mr. Zhuo. Mr. Qi and Mr. Chen satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee will consist of Messrs. Xiang Xu, Daqing Qi and Rongling Chen, and will be chaired by Mr. Xu. Mr. Qi and Mr. Chen satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote on that matter.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Subject to our Third Amended and Restated Memorandum and Articles of Association, the directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Employment Agreements

We have entered into an employment agreement with each of our executive officers. The terms of the employment agreements are substantially similar for each executive officer, except as noted below. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer including, but not limited to, a serious criminal act, willful misconduct to our detriment or a failure to perform agreed duties. We may terminate employment at any time without cause upon advance written notice to the executive. The executive may resign at any time if such resignation is approved by the board or an alternative arrangement with respect to the employment is agreed by the board.

Each executive officer has agreed to hold, both during and after the termination of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or as compelled by law, any of our or our customers’ confidential information or trade secrets. Each executive officer also agrees to comply with all material applicable laws and regulations related to his or her responsibilities at our company as well as all material written corporate and business policies and procedures of our company.

Each executive officer has agreed to be bound by non-competition restrictions during the term of his or her employment and for two years following the termination of such employment agreement. Specifically, each executive officer has agreed not to (1) assume employment with or provide services as a director for any of our competitors who operate in a restricted area; (2) solicit or seek any business orders from our customers; or (3) seek directly or indirectly, to solicit the services of any of our employees.

Compensation of Directors and Executive Officers

In 2008, our aggregate payments of cash to directors or executive officers was approximately $10 thousand. On October 31, 2009, our directors and executive officers received options under our 2009 share incentive plan. See “—Share Incentive Plan.”

Share Incentive Plan

In August 2009, we adopted the 2009 share incentive plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Our board of directors has authorized the issuance of up to 15,000,000 ordinary shares upon the exercise of awards granted under our plan. As of the date of this prospectus, options to purchase a total of 5,350,000 of our ordinary shares have been granted and are outstanding. Twenty-five percent of the ordinary shares subject to the options will vest one year following the vesting commencement date, and the remaining seventy-five percent of the ordinary shares subject to the option will vest in 36 equal installments over the next three years.

The following paragraphs summarize the terms of our 2009 share incentive plan.

Plan Administration.    Our board of directors, or a committee designated by our board or directors, will administer the plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each option grant.

Award Agreement.    Options and stock purchase rights granted under our plan are evidenced by a stock option agreement or a stock purchase right agreement, as applicable, that sets forth the terms, conditions and limitations for each grant. In addition, the stock option agreement and the stock purchase right agreement also provide that securities granted are subject to the lock-up restrictions, if any, imposed by us or the underwriters for the our initial public offering in connection therewith.

Exercise Price.    The exercise price subject to an option shall be determined by the plan administrator and set forth in the award agreement. The exercise price may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive. To the extent not prohibited by applicable laws or any exchange rule, a downward adjustment of the exercise prices of options shall be effective without the approval of the shareholders or the approval of the affected participants.

Eligibility.    We may grant awards to our employees, directors and consultants or those of any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest.

Term of the Options.    The term of each option grant shall be stated in the stock option agreement, provided that the term shall not exceed 10 years from the date of the grant.

Vesting Schedule.    In general, the plan administrator determines, or the stock option agreement specifies, the vesting schedule.

Transfer Restrictions.    Options to purchase our ordinary shares may not be transferred in any manner by the optionee other than by will or the laws of succession and may be exercised during the lifetime of the optionee only by the optionee.

Termination of the Plan.    Unless terminated earlier, the plan will terminate automatically in 2019. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may (i) impair the rights of any optionee unless agreed by the optionee and the plan administrator or (ii) affect the plan administrator’s ability to exercise the powers granted to it under our plan.

The following table summarizes, as of the date of this prospectus, the options granted to our senior executive officers, directors and to other individuals as a group, without giving effect to the options that were exercised or terminated, if any.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Guangfu Xu	900,000	$1.38	October 31, 2009	October 30, 2019
Xiang Xu	600,000	$1.38	October 31, 2009	October 30, 2019
Fei Ge	600,000	$1.38	October 31, 2009	October 30, 2019
Dafeng Shi	600,000	$1.38	October 31, 2009	October 30, 2019
Gongda Yao	*	$1.38	October 31, 2009	October 30, 2019
Jimmy Y. Lai	*	$1.38	October 31, 2009	October 30, 2019
Tracy Tianqun Zhou	*	$1.38	October 31, 2009	October 30, 2019
Jian Zhu	*	$1.38	October 31, 2009	October 30, 2019
Other individuals as a group	550,000	$1.38	October 31, 2009	October 30, 2019

Total	5,350,000

*	Executive officers as a group, each owning less than 1% of our outstanding ordinary shares and together holding stock options exercisable for 2,100,000 ordinary shares.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this prospectus, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the table below are based on 129,714,103 ordinary shares outstanding as of the date of this prospectus and 168,714,103 ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

As of the date of this prospectus, none of our outstanding ordinary shares is held by record holders in the United States and 15,937,564 of our outstanding Series A preferred shares representing approximately 12.29% of our outstanding shares on an as-converted basis are held by seven record holders in the United States. None of our shareholders has informed us that it is a broker-dealer or an affiliate of a broker-dealer.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	%	Number	%
Directors and Executive Officers:
Guangfu Xu(1)	39,000,000	30.07%	39,000,000	23.12%
Xiang Xu(2)	14,820,000	11.43%	14,820,000	8.78%
Fei Ge(3)	10,890,000	8.40%	10,890,000	6.45%
Dafeng Shi(4)	9,930,000	7.66%	9,930,000	5.89%
Fumin Zhuo(5)	14,046,667	10.83%	14,046,667	8.32%
Greg W. Ye(6)	11,615,513	8.95%	11,615,513	6.88%
Gongda Yao	—	—	—	—
Jimmy Y. Lai	—	—	—	—
Tracy Tianqun Zhou	—	—	—	—
Jian Zhu	—	—	—	—
Liqiang Jin	—	—	—	—
All directors and executive officers as a group	100,302,180	77.33%	100,302,180	59.45%

Principal Shareholders:
Gold Intellect Limited(7)	39,000,000	30.07%	39,000,000	23.12%
Plenty China Limited(8)	14,820,000	11.43%	14,820,000	8.78%
Granite Global Ventures III L.P.(9)	11,885,641	9.16%	11,885,641	7.04%
NewMargin Growth Fund, L.P.(10)	11,615,513	8.95%	11,615,513	6.88%
Ruian International Limited(11)	10,890,000	8.40%	10,890,000	6.45%
Instantup Investments Limited(12)	9,930,000	7.66%	9,930,000	5.89%
Ace Pro Holdings Limited(13)	9,220,000	7.11%	9,220,000	5.46%
Best Mount International Limited(14)	8,760,000	6.75%	8,760,000	5.19%
Million Fortune International Limited(15)	7,380,000	5.69%	7,380,000	4.37%

footnotes on following page

Notes:

(1)

Consists of 39,000,000 shares held by Gold Intellect Limited, a British Virgin Islands company wholly owned and controlled by Mr. Guangfu Xu. Mr. Guangfu Xu’s business address is c/o No. 66, Xinzhong Road, Xinba, Yangzhong, Jiangsu Province, People’s Republic of China. Mr. Guangfu Xu is the chairman of the board of directors of our company and he is the father of Mr. Xiang Xu.

(2)

Consists of 14,820,000 shares held by Plenty China Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu. Mr. Xiang Xu’s business address is c/o No. 66, Xinzhong Road, Xinba, Yangzhong, Jiangsu Province, People’s Republic of China. Mr. Xiang Xu is a director of our company and he is the son of Mr. Guangfu Xu.

(3)

Consists of 10,890,000 shares held by Ruian International Limited, a British Virgin Islands company wholly owned and controlled by Mr. Fei Ge. Mr. Fei Ge’s business address is c/o No. 66, Xinzhong Road, Xinba, Yangzhong, Jiangsu Province, People’s Republic of China. Mr. Fei Ge is a director of our company.

(4)

Consists of 9,930,000 shares held by Instantup Investments Limited, a British Virgin Islands company. Mr. Dafeng Shi holds 54.88% ownership interests in, and is the sole director of, Instantup Investments Limited. Mr. Dafeng Shi disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Dafeng Shi’s business address is c/o No. 66, Xinzhong Road, Xinba, Yangzhong, Jiangsu Province, People’s Republic of China. Mr. Dafeng Shi is a director of our company.

(5)

Consists of 11,885,641 ordinary shares issuable upon the conversion of (1) 11,695,471 Series A preferred shares held by Granite Global Ventures III L.P., (2) 190,170 Series A preferred shares held by GGV III Entrepreneurs Fund L.P. and (3) 2,161,026 Series A preferred shares held by Venture Star Investment (HK) Limited. Mr. Zhuo is a managing director of Granite Global Ventures III L.L.C., which is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Mr. Zhuo is also the Chairman of Venture Star Investment (HK) Limited. Mr. Zhuo disclaims beneficial ownership of the shares beneficially owned by Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P. and Venture Star Investment (HK) Limited except to the extent of his pecuniary interests therein. Mr. Zhuo’s business address is c/o Granite Global Ventures III L.P., 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.

(6)

Consists of 11,615,513 ordinary shares issuable upon the conversion of the Series A preferred shares held by NewMargin Growth Fund, L.P. NewMargin Growth Ventures LLC is the sole general partner of NewMargin Growth Fund, L.P. Mr. Greg W. Ye is a member of the investment committee of NewMargin Growth Ventures LLC and shares voting and dispositive power over all such shares held by NewMargin Growth Fund, L.P. Mr. Ye disclaims beneficial ownership of the shares beneficially owned by NewMargin Growth Fund, L.P. except to the extent of his pecuniary interests therein. Mr. Ye’s business address is c/o NewMargin Growth Fund, L.P., Radisson Plaza (Xing Guo) Hotel, 8 Xing Guo Road, Villa 3, Shanghai, China 200052.

(7)

Gold Intellect Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Guangfu Xu. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Guangfu Xu has the sole voting and dispositive power over the shares of our company held by Gold Intellect Limited.

(8)

Plenty China Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Xiang Xu. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Xiang Xu has the sole voting and dispositive power over the shares of our company held by Plenty China Limited.

(9)

Consists of 11,885,641 ordinary shares issuable upon the conversion of (1) the 11,695,471 Series A preferred shares held by Granite Global Ventures III L.P. and (2) the 190,170 Series A preferred shares held by GGV III Entrepreneurs Fund L.P. Granite Global Ventures L.L.C. is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott Bonham, Hany Nada, Glenn Soloman, Thomas Ng, Jixun Foo, Jenny Lee, Jessie Jin and Fumin Zhuo are managing directors of Granite Global Ventures L.L.C. and share voting and dispositive power over all such shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein. The business address of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.

(10)

Consists of 11,615,513 ordinary shares issuable upon the conversion of the Series A preferred shares held by NewMargin Growth Fund, L.P. NewMargin Growth Ventures LLC is the sole general partner of NewMargin Growth Fund, L.P. Messrs. Tao Feng, Greg W. Ye, Shuiwen Zhou, Cary Zhou and Hans Xu are members of the investment committee of NewMargin Growth Ventures LLC and share voting and dispositive power over all such shares held by NewMargin Growth Fund, L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein. NewMargin Growth Fund, L.P.’s business address is Radisson Plaza (Xing Guo) Hotel, 8 Xing Guo Road, Villa 3, Shanghai, China 200052.

(11)

Ruian International Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Fei Ge. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Fei Ge has the sole voting and dispositive power over the shares of our company held by Ruian International Limited.

(12)

Instantup Investments Limited is a company incorporated in the British Virgin Islands. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Instantup Investments Limited’s shareholders are Dafeng Shi, Daoli Guo and Heping Chen and these shareholders share voting and dispositive power over all the shares held by Instantup Investments Limited.

footnotes continued on following page

(13)

Ace Pro Holdings Limited is a company incorporated in the British Virgin Islands. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Ace Pro Holdings Limited’s shareholders are Bin Cai, Weidong Chen, Jinhong Cai, Jinrong Xiao and Defu Ji and these shareholders share voting and dispositive power over all the shares held by Ace Pro Holdings Limited.

(14)

Best Mount International Limited is a company incorporated in the British Virgin Islands. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Best Mount International Limited’s shareholders are Yueping Liu, Shaoxian Ge, Sheng Xue, Xiaorong Hou, Benjiang Chang, Yuhua Jing, Jilin Ye, Jianrong Tang and Chaohui Chen and these shareholders share voting and dispositive power over all the shares held by Best Mount International Limited.

(15)

Million Fortune International Limited is a company incorporated in the British Virgin Islands. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Million Fortune International Limited’s shareholders are Jun Li, Sheng Xu, Wanlin Gao, Jun Pei, Jun Fan, Jun Tian, Xiang Guo, Qiaogen Guo, Benxiang Chang, Henglin Zhang, Honggui Kong, Zhaosheng Lu, Dashun Zhang, Jianping Ju, Entuan Wang, Songqing Wei, Xiangrong Su and Chunrong He and these shareholders share voting and dispositive power over all the shares held by Million Fortune International Limited.

RELATED PARTY TRANSACTIONS

Transactions with Daqo Group

Any transactions we entered into with Daqo Group or its subsidiaries are treated as related party transactions, as summarized below:

Bank financing transactions involving Daqo Group

Since September 2007, Daqo New Material and Chongqing Daqo obtained several major RMB-denominated loans from China Construction Bank and China Merchants Bank. Daqo Group provided guarantee for the loans. As of December 31, 2008 and September 30, 2009, the aggregate balance of these bank borrowings was in the U.S. dollar equivalent amount of $87.8 million and $166.6 million, respectively.

In December 2009, Chongqing Daqo obtained RMB-denominated loans in the U.S. dollar equivalent amount of approximately $19.4 million from Huaxia Bank and China CITIC Bank. Daqo Group also provided guarantee for these two loans.

In March 2008, Daqo Cayman borrowed a short-term loan from ABN Amro at the amount of $6.0 million. Daqo Group deposited the RMB equivalent of $6.6 million in a bank account with ABN Amro to secure the loan. Daqo Cayman repaid this loan in March 2009.

Amount payables to Daqo Group and its subsidiary

As of December 31, 2008 and September 30, 2009, we had outstanding payable to Daqo Group in the amount of $38.6 million and $0.2 million, respectively, consisting primarily of payments made by Daqo Group on behalf of our company for technical consulting and engineering services, general and administrative expenses and the purchase of property, plant and equipment.

In 2008, we purchased electrical equipment for our Chongqing facilities from Daqo Group and Jiangsu Daqo Changjiang Electric Co., Ltd., a wholly owned subsidiary of Daqo Group, in the amount of $0.5 million and $0.4 million, respectively. We did not purchase any equipment from our related parties in the first nine months of 2009.

Transactions relating to Poly Engineering

Pursuant to a series of technology license agreements and technical services agreements entered into between Daqo Group or Daqo New Material on the one hand and Poly Engineering on the other hand between June 2006 and January 2008, Daqo Group and Daqo New Material acquired from Poly Engineering certain know-how related to the construction and operation of polysilicon facilities and Poly Engineering provided certain related construction services to Daqo New Material. In June 2008, Daqo Group and Daqo New Material terminated all of the agreements with Poly Engineering and Chongqing Daqo entered into new agreements with Poly Engineering. See “Business—Intellectual Property” for a discussion of these agreements. All payments that had been made by Daqo Group under the original agreements became our accounts payable to Daqo Group. As of December 31, 2008 and September 30, 2009, the balance due to Daqo Group was $5.2 million and nil, respectively.

Transactions with Daqo New Material

Chongqing Daqo entered into a lease agreement with Daqo New Material dated June 30, 2008 to rent all of Daqo New Material’s land, production infrastructure and machinery and equipment for our polysilicon production. The initial lease agreement has a five-year term starting July 1, 2008, with monthly lease payments at a fixed amount of RMB9.95 million ($1.4 million). The rental amount under the initial lease agreement was determined based on factors, such as Daqo New Material’s operating expenses, interest expenses and the return on investment required by Daqo New Material’s owners. The initial lease agreement also provided that if Daqo New Material transferred the ownership of the leased assets to any third party, the lease agreement will remain effective and enforceable against the new owner until its expiry. One month before the expiry of the initial lease term, the lease agreement could be renewed for an additional five-year term upon mutual consent. Chongqing Daqo had the right of first refusal to rent the leased assets under the initial lease agreement.

The lease agreement was amended and restated in August 2009, with retrospective effect from January 1, 2009. After one year of operations, Daqo New Material and Chongqing Daqo concluded that the lease payments under the original lease agreement would result in excessive return on investment to Daqo New Material in the foreseeable future. The amount of the monthly lease payment was thus reduced to RMB6.1 million ($0.9 million) in the amended and restated lease agreement. Under the amended and restated lease agreement, the lease period is from January 1, 2009 until December 31, 2013. One month before the expiry of the lease period, Chongqing Daqo has the option to renew the lease on the same terms and conditions for additional five-year periods. Furthermore, the amended and restated lease agreement provides that Chongqing Daqo has the option to purchase, or to designate any person to purchase, the leased assets at the then fair value at any time during the lease period or within one year following the lease period, if permitted by the PRC laws and regulations. Under current PRC laws and regulations, Chongqing Daqo needs to obtain governmental approval in China to proceed with the purchase, and given the application requirements we do not think it is currently practical for us to obtain such approval. If Daqo New Material desires to transfer the ownership of the leased assets to a third party, Chongqing Daqo has the right of first refusal to acquire the leased assets under the same conditions, and if the leased assets are transferred to a third party, the lease agreement will remain effective and enforceable against the new owner until its expiry.

On November 9, 2009, Chongqing Daqo entered into a supplemental lease agreement with Daqo New Material to lease the production facilities for Phase 1b from November 9, 2009 until December 31, 2013 at a fixed monthly rental of RMB3.0 million ($0.4 million). The other terms of the supplemental lease agreement are the same as those of the amended and restated lease agreement for the Phase 1a facilities.

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Investor Rights Agreement

In connection with the issuance of our Series A preferred shares, we and our major shareholders entered into an investor rights agreement with the purchasers of the Series A preferred shares. Under this investor rights agreement, our board of directors prior to this offering shall comprise of no more than seven directors, including two directors designated by the major Series A preferred shareholders and five directors designated by the ordinary shareholders. Under this agreement, our Series A preferred shareholders are also entitled to certain registration rights. For a detailed description of these rights, see “Description of Share Capital—Registration Rights held by our Series A Investors.” Pursuant to this investor rights agreement, our Series A preferred shareholders agreed not to sell or otherwise transfer their shares prior to November 20, 2010 without our consent. The holders of the Series A preferred shares were granted certain preferential rights including liquidation preference, anti-dilution rights, veto rights on certain corporate matters, pre-emptive rights, right of first refusal and co-sale right in the event that any ordinary shareholder intends to transfer or dispose of any ordinary shares of our company. Except for the registration rights and certain rights to appoint directors held by Granite Global Ventures III L.P. and NewMargin Growth Fund, L.P. as described in “Management—Appointment of Directors by Certain Shareholders,” all Series A preferred shareholders’ rights under the investors rights agreement will automatically terminate upon the completion of this offering.

Employment Agreements

See “Management—Employment Agreements.”

Share Incentives

See “Management—Share Incentive Plan” for a description of share options and stock purchase rights we have granted to our directors, officers and other individuals as a group.

Our audit committee, once established, shall review and approve all related party transactions on an ongoing basis. See “Management—Committees of the Board of Directors—Audit committee.”

Our code of business conduct and ethics provides for mechanisms to avoid conflicts between the personal interests of our directors and officers and our company’s interests. See “Management—Code of business conduct and ethics” for more details.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Law (2009 Revision) of the Cayman Islands, which is referred to below as the Companies Law.

As of the date of this prospectus, our authorized share capital consists of 460,000,000 ordinary shares and 40,000,000 Series A preferred shares, with a par value of $0.0001 each. As of the date of this prospectus, there are 100,000,000 ordinary shares and 29,714,103 Series A preferred shares issued and outstanding. All of our outstanding ordinary shares and preferred shares are fully paid and non-assessable.

Upon completion of this offering, we will adopt the Third Amended and Restated Memorandum and Articles of Association, which will replace the current memorandum and articles of association in their entirety.

The following are summaries of material provisions of our proposed Third Amended and Restated Memorandum and Articles of Association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon completion of this offering.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividend Rights

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any other shareholder holding at least ten percent of the shares given a right to vote at the meeting, present in person or by proxy.

A quorum required for a meeting of shareholders consists of at least shareholders holding not less than an aggregate of one-third of all voting share capital of our company in issue present in person or by proxy and entitled to vote. Shareholders’ meetings may be held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate not less than one third of our share capital as at that date carries the right of voting at general meeting of our company. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any shares.

Transfer of Shares

Subject to the restrictions of our Third Amended and Restated Memorandum and Articles of Association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the shares conceded are free of any lien in favor of us; or (c) a fee of such maximum sum as the New York Stock Exchange may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Redemption of Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

History of Securities Issuances

The following is a summary of our securities issuances since the incorporation of Daqo Cayman on November 22, 2007.

On November 12, 2007, one subscriber share with the par value of $1.00 of Daqo Cayman was allotted and issued to Offshore Incorporations (Cayman) Limited as the initial subscriber, which was subsequently transferred to Ace Pro Holdings Limited on the same day. In addition, on November 22, 2007, Daqo Cayman allotted and issued 3,900, 1,482, 1,089, 993, 921, 876, and 738 ordinary shares of $1.00 to Gold Intellect Limited, Plenty China Limited, Ruian International Limited, Instantup Investments Limited, Ace Pro Holdings Limited, Best Mount International Limited and Million Fortune International Limited, respectively. The total subscription consideration of $10,000 was paid to us in August 2009.

In August 2009, Daqo Cayman executed a 10,000-for-1 share split of its ordinary shares.

In November 2009, Daqo Cayman issued and sold 29,714,103 shares of Series A convertible preferred shares in a private placement at a price of $1.851 per share to a group of investment funds. The investors in the Series A preferred share private placement consisted of investment funds affiliated with Granite Global Ventures III L.P, which purchased 11,885,641 shares, NewMargin Growth Fund, L.P., which purchased 11,615,513 shares, investment funds affiliated with Siguler Guff Advisers, LLC, which purchased 4,051,923 shares and Venture Star Investment (HK) Limited, which purchased 2,161,026 shares. Each Series A preferred share will be automatically converted into one ordinary share upon the closing of a qualified initial public offering. A qualified public offering means, among other things, a public offering that with gross proceeds to us of at least $80 million and that reflects a pre-money market valuation of our Company of at least $275 million or as otherwise approved by the board.

If a qualified public offering were not to occur by November 20, 2011 or if we materially breach any representation, warranty or covenant in any of the transaction documents we entered into with the Series A investors, each Series A investor may require that we redeem the Series A preferred shares held by such Series A investors at a premium of 8% per annum to the original sales price, calculated from the date of the sale of the Series A preferred shares.

Investor Rights Agreement

In connection with the issuance of our Series A preferred shares, we and our major shareholders entered into an investor rights agreement with the purchasers of the Series A preferred shares. Under this investor rights agreement, our board of directors prior to this offering shall comprise of no more than seven directors, including two directors designated by the major Series A preferred shareholders and five directors designated by the ordinary shareholders. Under this agreement, our Series A preferred shareholders are also entitled to certain registration rights. Pursuant to this investor rights agreement, our Series A preferred shareholders agreed not to sell or otherwise transfer their shares prior to November 20, 2010 without our consent. The holders of the Series A preferred shares were granted certain preferential rights, including liquidation preference, anti-dilution rights, veto rights on certain corporate matters, pre-emptive rights, right of first refusal and co-sale right in the event that any ordinary shareholder intends to transfer or dispose of any ordinary shares of our company. Except for the registration rights and certain rights to appoint directors held by Granite Global Ventures III L.P. and NewMargin Growth Fund, L.P. as described in “Management—Appointment of Directors by Certain Shareholders,” all Series A preferred shareholders’ rights under the investors rights agreement will automatically terminate upon the completion of this offering.

Registration Rights held by our Series A Investors

Pursuant to the investor rights agreement dated November 20, 2009, we have granted certain registration rights to our Series A investors. Set forth below is a summary of the registration rights granted under the agreement.

Demand Registration Rights and Form F-3 Registration Rights

At any time commencing the earlier of November 20, 2011 or six months following an initial public offering, holders of at least 10% of our outstanding registrable securities, which include our ordinary shares issued or issuable upon conversion of the Series A preferred shares, have the right to demand that we file a registration statement covering the offer and sale of their securities. We are not obligated to effect more than three registration statements pursuant to the foregoing demand registration rights.

When we are eligible for registration on Form F-3, holders of at least 10% of our outstanding registrable securities have the right to request that we file registration statements under Form F-3 covering the offer and sale of their securities.

We, however, are not obligated to effect a demand registration or a Form F-3 registration if, among other things, (1) we notify the requesting holder of the registrable securities of our intention to make a public offering within 180 days, (2) the dollar amount of securities to be sold is of an aggregate price to the public of less than $5,000,000, or (3) we provide the requesting holders a certificate signed by our chief executive officer stating that in the good faith judgment of the board of directors the filing of such a registration statement will be materially detrimental to us and our shareholders. In the case of (3), we cannot exercise the deferral right more than once in any 12-month period.

Piggyback Registration Rights

If we propose to file a registration statement for a public offering of our securities other than relating to a stock option plan or a corporate reorganization, then we must offer holders of registrable securities an opportunity to include in the registration all or any part of their registrable securities. The underwriters of any underwritten offering will have the right to limit the number of shares with registration rights to be included in the registration statement.

Expenses of Registration

We will pay all expenses, other than underwriting discounts and commissions, relating to any demand, piggyback or Form F-3 registrations.

For more detailed information relating to the registration rights, see the investor rights agreement filed as an exhibit to the registration statement that includes this prospectus.

Differences in Corporate Law

The Companies Law of the Cayman Islands is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company; and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (a) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (b) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Protection of minorities and shareholders’ suits

It can be expected that the Cayman Islands courts will ordinarily follow English case law precedents (particularly the rule in the case of Foss v. Harbottle and the exceptions thereto) which permit a minority member to commence a representative action against or derivative actions in the name of a company to challenge:

•	an act which is ultra vires of the company or illegal;

•	an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of the company; and

•	an irregularity in the passing of a resolution the passage of which requires a qualified (or special) majority which has not been obtained.

Where a company (not being a bank) is one which has a share capital divided into shares, the court may, on the application of members thereof holding not less than one-fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and, at the direction of the court, to report thereon.

Moreover, any member of a company may petition the court which may make a winding up order if the court is of the opinion that it is just and equitable that the company should be wound up.

In general, claims against a company by its members must be based on the general laws of contract or tort applicable in the Cayman Islands or be based on potential violation of their individual rights as members as established by a company’s memorandum and articles of association.

Pre-emption Rights

There are no pre-emption rights applicable to the issue of new ordinary shares under Cayman Islands law.

Procedures on liquidation

A resolution that our company be wound up by the court or be wound up voluntarily is a special resolution.

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares:

•

if we are wound up and the assets available for distribution amongst our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, then the excess will be distributed pari passu amongst such members in proportion to the amount paid up on the shares held by them; and

•

if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up, on the shares held by them.

In the event that we are wound up (whether the liquidation is voluntary or compelled by the court) the liquidator may, with the sanction of a special resolution and any other sanction required by the Cayman Companies Law divide among the members in specie or kind the whole or any part of our assets whether the assets shall consist of property of one kind or shall consist of properties of different kinds and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator shall think fit, but so that no member shall be compelled to accept any shares or other property upon which there is a liability.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Third Amended and Restated Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages, charges and expenses incurred in their capacities as such unless such losses or damages arise from willful neglect or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Anti-takeover Provisions in the Third Amended and Restated Memorandum and Articles of Association

Subject to the Companies Law, our company can adopt a wide range of defensive measures, such as staggered boards, blank check preferred shares, removal of directors only for cause and provisions that restrict the rights of shareholders to call meetings, act by written consent and submit shareholder proposals. Our Third Amended and Restated Memorandum and Articles of incorporation provide for, among others, blank check preferred stock.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Under Cayman Islands law, at common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to personally profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

In general, the Companies Law imposes various duties on officers of a company with respect to certain matters of management and administration of the company. The Companies Law contains provisions, which impose default fines on persons who fail to satisfy those requirements. However, in many circumstances, an individual is only liable if he knowingly is guilty of the default or knowingly and willfully authorizes or permits the default.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Law allows a special resolution to be passed in writing if signed by all the shareholders and authorized by the articles of association, which ours do.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our Third Amended and Restated Memorandum and Articles of Association allow our shareholders holding not less than one-third of our paid-up voting share capital to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. While there is nothing under the Companies Law which specifically prohibits or restricts the creation of cumulative voting rights for the election of directors of a corporation, our Third Amended and Restated Memorandum and Articles of Association do not provide for cumulative voting.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Third Amended and Restated Memorandum and Articles of Association, directors may be removed, by way of ordinary resolution of the shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

A Cayman company may enter into some business transactions with significant shareholders, including asset sales, in which a significant shareholder receives, or could receive, a financial benefit that is greater than that received, or to be received, by other shareholders with prior approval from the board of directors but without prior approval from the shareholders.

Sale of Assets

Contrary to the general practice in most corporations incorporated in the United States, the Companies Law does not require that shareholders approve sales of all or substantially all of a company’s assets. However pursuant to our Third Amended and Restated Memorandum and Articles of Association, inter alia, prior consent from holders of preferred shares is required for any sale of whole or substantial part of the assets of the Company.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is approved by the board of directors, it must be approved by a simple majority of the corporation’s outstanding shares; or if so provided in its certificate of incorporation, a supermajority of shareholders. Under the Companies Law of the Cayman Islands and our Third Amended and Restated Articles of association, our company may be dissolved, liquidated or wound up by, inter alia, prior written approval of the holders of the preferred shares.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our Third Amended and Restated Memorandum and Articles of Association provide that, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a class meeting of holders of the shares of such class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by the Companies Law, our Third Amended and Restated Memorandum and Articles of Association may only be amended with, inter alia, a special resolution of the Company.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our Third Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Third Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Modification of Rights

Except with respect to share capital (as described below) and the location of the registered office, alterations to our memorandum and articles of association may only be made by special resolution.

Subject to the Companies Law of the Cayman Islands, all or any of the special rights attached to shares or any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our Third Amended and Restated Memorandum and Articles of Association relating to general meetings shall apply mutatis mutandis to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting other than an adjourned meeting shall be a person or persons together holding (or represented by proxy) on the date of the relevant meeting not less than one-third of the issued shares of that class, every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Alteration of Capital

We may from time to time by ordinary resolution:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•

cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law; and

•	sub-divide our shares or any of them into shares of smaller amount than is fixed by our Third Amended and Restated Memorandum and Articles of Association, subject nevertheless to the Companies Law.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital, share premium account or any capital redemption reserve in any manner authorized by law.

Transfer of Shares

Subject to the restrictions of our Third Amended and Restated Memorandum and Articles of Association as may be applicable, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the form prescribed by our Third Amended and Restated Memorandum and Articles of Association.

Our directors may decline to register any transfer of any share unless the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer.

Share Repurchase

We are empowered by the Companies Law and our Third Amended and Restated Memorandum and Articles of Association to purchase our own shares if the manner of purchase has first been authorized by the shareholders of our company in a general meeting. The shares may be repurchased out of profits of our company, out of the proceeds of a new issue of shares made for that purpose or out of capital, provided that we have the ability to pay our debts as they come due in the ordinary course of business. Our directors may only exercise this power on our behalf, subject to the Companies Law, our memorandum and articles of association and to any applicable requirements imposed from time to time by the New York Stock Exchange, the SEC, or by any other recognized stock exchange.

Dividends

Subject to the Companies Law and our Third Amended and Restated Memorandum and Articles of Association, in a general meeting of the shareholders of our Company we may declare dividends but no dividends shall exceed the amount recommended by our directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. With the sanction of an ordinary resolution, dividends may also be declared out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Our directors may also pay any dividend which is payable on any shares half-yearly or on any other dates, whenever our profits, in the opinion of the directors, justifies such payment.

Our directors may deduct from any dividend or distributions payable to any shareholder all sums of money (if any) presently payable by him to us on account of calls, installments or otherwise.

No dividend or other monies payable by us on or in respect of any share shall bear interest against us.

Subject to our Third Amended and Restated Memorandum and Articles of Association, with the sanction of an ordinary resolution (or, with regarding to a dividend payable in respect of a class of shares, an ordinary resolution passed at a class meeting) the directors may determine that (i) the persons entitled to participate in the dividend shall have a right of election to accept shares of our company credited as fully paid up in satisfaction of all or (if the directors so specify or permit) part of their dividend entitlement or (ii) a dividend shall be satisfied in whole or specified part by an issue of shares of our company credited as fully paid up, subject to a right of election on the part of persons entitled to participate in the dividend to receive their dividend entitlement wholly or (if the directors so permit) partly in cash. In either event, the directors may determine all questions concerning the right of election, notification thereof to shareholders, the basis and terms of issue of shares of our company and otherwise.

Any dividend interest or other sum payable in cash to the holder of shares may be paid by check or draft sent by mail addressed to the holder at his address, or addressed to such person and at such addresses as the holder may direct. Every such check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by our board of directors and, if so forfeited, shall revert to us.

Subject to our Third Amended and Restated Memorandum and Articles of Association, with the sanction of an ordinary resolution, the directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the directors may fix the value of such specific assets, may determine that cash payment shall be made to some shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the directors think fit.

Board of Directors

We are managed by a board of directors which shall consist of no less than five members. Our board of directors currently consists of five members and another two members will be appointed to the board of directors upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. An appointment of a director may be in terms that the director shall automatically retire at the next or a subsequent annual general meeting.

Meetings of the board of directors may be convened at any time deemed necessary by any members of the board of directors in accordance with our Third Amended and Restated Memorandum and Articles of Association.

A meeting of the board of directors shall be competent to make lawful and binding decisions if a quorum is present. Under our Third Amended and Restated Memorandum and Articles of Association, the quorum necessary for the transaction of the business of our board of directors may be fixed by the board of directors and unless so fixed shall be a majority of the directors then in office. At any meeting of the directors, each director, be it by his presence or by his alternate, is entitled to one vote.

Questions arising at a meeting of the board of directors are required to be decided by simple majority votes of the members of the board of directors present or represented at the meeting. In the case of a tie vote, the resolution shall fail. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

JPMorgan Chase Bank, N.A., as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and registered holders of ADSs on the books of the depositary. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Each ADS represents six ordinary shares of our company. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at 4 New York Plaza, New York, NY 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADRs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•

Cash.    The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•

Shares.    In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•

Rights to receive additional shares.    In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•

Other Distributions.    In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares,

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•	to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares, to vote or to have its agents vote the shares as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of $1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to $0.02 per ADS for any cash distribution made pursuant to the deposit agreement;

•

a fee of up to $0.02 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADSs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

(1) amend the form of ADR;

(2) distribute additional or amended ADRs;

(3) distribute cash, securities or other property it has received in connection with such actions;

(4) sell any securities or property received and distribute the proceeds as cash; or

(5) none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. We will file such amendment with the Securities and Exchange Commission through its electronic filing system, which provides ADR holders with free access to the text of any such amendment and we will bear any expenses that may be incurred for such filing. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADSs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADSs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

•

payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•

the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADSs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADSs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADS register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADSs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•

any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

•

it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADSs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADSs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADSs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADSs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADSs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADSs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

The depositary may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADSs, which register shall include the depositary’s direct registration system. Registered holders of ADSs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may (i) issue ADSs prior to the receipt of shares and (ii) deliver shares prior to the receipt of ADSs for withdrawal of deposited securities, including ADSs which were issued under (i) above but for which shares may not have been received (each such transaction a “pre-release”). The depositary may receive ADSs in lieu of shares under (i) above (which ADSs will promptly be canceled by the depositary upon receipt by the depositary) and receive shares in lieu of ADSs under (ii) above. Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs or shares are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares or ADSs that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares or ADSs in its records and to hold such shares or ADSs in trust for the depositary until such shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares or ADSs, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs and shares involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and shares involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided pursuant to (b) above, but not the earnings thereon, shall be held for the benefit of the registered holders of ADSs (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADSs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs; and

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 6,500,000 outstanding ADSs representing approximately 23.12% of our ordinary shares issued and outstanding, assuming no exercise of the over-allotment option granted to the underwriters. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while we have obtained approval for our ADSs to be listed on the New York Stock Exchange, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs. The ordinary shares into which our outstanding Series A preferred shares will convert upon the completion of this offering are not registered under the Securities Act.

Lock-Up Agreements

Our directors, executive officers, existing shareholders and option holders have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares or ADSs or any securities convertible into or exchangeable or exercisable for our ordinary shares or ADSs, for a period of 180 days after the date this prospectus becomes effective. An aggregate of 129,714,103 outstanding ordinary shares are subject to the lock-up agreements. In addition, pursuant to the investor rights agreement we entered into with our then Series A preferred holders and other parties, our Series A preferred shareholders agreed not to sell or otherwise transfer their shares prior to November 20, 2010 without our consent. After the expiration of the 180-day period and the applicable lock-up restrictions provided in the investor rights agreement, the ordinary shares or ADSs held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

Under Rule 144, a person who has beneficially owned “restricted securities” within the meaning of Rule 144 for at least six months would be entitled to sell their securities provided that (i) such person is not one of our affiliates at the time of, or has not been one of our affiliates at any time during the three months preceding, a sale and (ii) we are subject to the periodic reporting requirements for at least 90 days before the sale pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act. A non-affiliate person who has beneficially owned “restricted securities” for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

Persons who have beneficially owned “restricted securities” for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within the proceeding three months only a number of securities that does not exceed the greater of either of the following:

•

1% of the total number of ordinary shares then outstanding, which will equal 1,687,141 shares immediately after this offering (or 1,745,641 if the underwriters exercise their over-allotment option); or

•	the average weekly trading volume of the ADSs on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by persons who are deemed to be our affiliates are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

We estimate that after the 180-day lock-up period expires, an aggregate of 31,572,949 ordinary shares held by non-affiliates can be freely sold under Rule 144. An aggregate of 98,141,154 shares held by our affiliates can be sold according to the volume and other restrictions set forth in Rule 144 after the lock-up period expires.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Share Incentive Plan

In August 2009, we adopted the 2009 share incentive plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Our board of directors has authorized the issuance of up to 15,000,000 ordinary shares upon the exercise of awards granted under our plan. See “Management—Share Incentive Plan” for a description of share options we have granted to our directors, officers and other individuals as a group.

Registration Rights

Upon the completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up described above. See “Description of Share Capital—Registration Rights held by our Series A Investors.”

TAXATION

The following discussion of the material Cayman Islands, PRC and United States federal tax consequences of an investment in the ordinary shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the shares or ADSs, such as the tax consequences under U.S. state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Thorp Alberga, our Cayman Islands counsel, and to the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Jun He Law Offices, our PRC counsel. To the extent that the discussion relates to matters of current U.S. federal income tax law, it represents the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, our special U.S. counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Chinese Taxation

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by our PRC subsidiaries, were exempt from PRC withholding tax. Under the PRC Enterprise Income Tax Law and its implementation rules effective on January 1, 2008, all domestic and foreign-invested companies in China are subject to a uniform enterprise income tax at the rate of 25% and dividends from a PRC subsidiary to its foreign parent company are subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax, or the tax is otherwise exempted or reduced pursuant to the PRC tax laws.

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China are considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management and control over the business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, a recent circular issued by the State Administration of Taxation on April 22, 2009 provides that a “foreign enterprise controlled by a PRC company or a PRC company group” will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. However, it remains unclear how PRC tax authority will treat an overseas company controlled by PRC natural persons rather than PRC enterprises like Daqo Cayman. The criteria set forth above do not apply to Daqo Cayman directly because Daqo Cayman is currently beneficially owned by Chinese individuals and is not a “foreign enterprise controlled by a PRC company or a PRC company group.” In addition, if new rules and interpretations are issued in the future specifying the criteria for determining whether a foreign entity beneficially owned by individual Chinese citizens is a resident enterprise under the EIT Law, we cannot assure you that Daqo Cayman will not be deemed a PRC resident enterprise.

If Daqo Cayman is classified as resident enterprise under the EIT Law, ADS holders who are not Chinese residents will be subject to a 10% withholding tax upon dividends payable by Daqo Cayman. However, the EIT law and regulations also provide that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested resident enterprise are exempted from income tax, subject to certain conditions. Therefore, if Daqo Cayman is classified as resident enterprise under the EIT Law, the dividends received from our Chinese subsidiaries will be exempted from withholding tax.

Material United States Federal Income Tax Considerations

The following is a discussion of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that will hold ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code. This discussion is based upon applicable provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations (proposed, temporary and final) promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant, which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below. In addition, this discussion does not address any non-United States, state, or local tax considerations. Each U.S. Holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created in, or organized under the law of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the United States Internal Revenue Code.

If a partnership is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding our ADSs or ordinary shares, the U.S. Holder is urged to consult its tax advisors regarding an investment in our ADSs or ordinary shares.

For United States federal income tax purposes, a U.S. Holder of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company” (or a “PFIC”), for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles are taken into account. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on our current income and assets, we presently do not expect to be classified as a PFIC for the current taxable year and we do not anticipate becoming a PFIC in future taxable years, although there can be no assurance in this regard. Because PFIC status is a fact-intensive determination made on a prospective annual basis, our special United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC tax rules discussed below under “Passive Foreign Investment Company Rules” generally will apply for such taxable year and will apply in future years even if we cease to be a PFIC in subsequent years. The discussion below under “Dividends” and “Sale or Other Disposition of Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes.

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on ADSs or ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2011, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. We have obtained approval to list the ADSs on the New York Stock Exchange. Provided the listing is approved, we should be a qualified foreign corporation for United States federal income tax purposes because the ADSs are expected to be readily tradable on the New York Stock Exchange, which is an established securities market in the United States. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. See “—People’s Republic of China Taxation.” If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation. In the event that we are deemed to be a PRC “resident enterprise” under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. See “—People’s Republic of China Taxation.” The deductibility of a capital loss may be subject to limitations.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election with respect to ADSs (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary share), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under these PFIC rules the:

•	excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•	amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income;

•	amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year; and

•	interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the ADSs are actively traded. We anticipate that the ADSs should qualify as being actively traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the U.S. Holder will generally (i) include as income for each taxable year the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of such ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

The “QEF Election,” which serves as a further alternative to the foregoing rules, is not available.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, such U.S. Holder must file an annual Internal Revenue Service Form 8621. In the case of a U.S. Holder who has held ADSs or ordinary shares during any taxable year in respect of which we were classified as a PFIC and continue to hold such ADSs or ordinary shares (or any portion thereof), and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADS or ordinary shares. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement dated the date of this prospectus, the underwriters named below, through their representative, Piper Jaffray & Co., have agreed to purchase from us the following respective numbers of ADSs at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of ADSs
Piper Jaffray & Co.
Lazard Capital Markets LLC
Needham & Company, LLC

Total

The address of Piper Jaffray & Co. is 800 Nicollet Mall, Suite 800, Minneapolis, MN 55402.

All sales of ADSs in the United States will be made through U.S. registered broker-dealers. Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection with the referral.

The underwriting agreement provides that the obligations of the several underwriters to purchase the ADSs offered hereby are subject to certain conditions precedent and that the underwriters will purchase all the ADSs in the offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults on its purchase commitment, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters an option, exercisable in whole or in part at the discretion of the representative, at any time, from time to time, on or before 30 days after the date of this prospectus, to purchase up to 975,000 additional ADSs from us at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. The option may be exercised only to cover any over-allotments of ADSs. We will be obligated, pursuant to the option, to sell these additional ADSs to the underwriters to the extent the option is exercised. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional ADSs as the number of ADSs to be purchased by it in the above table bears to the total number of ADSs offered by this prospectus. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the 6,500,000 ADSs are being offered.

We have been advised by the representative of the underwriters that the underwriters propose to offer the ADSs initially to the public at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per ADS. The underwriters may allow, and such dealers may reallow, a discount not exceeding $             per ADS on sales to other broker-dealers. After the initial public offering, the representative may change the public offering price and other selling terms.

The following table summarizes the compensation we will pay:

Total
	Per ADS	Without Over- Allotment	With Over- Allotment
Underwriting discounts and commissions paid by us	$	$	$

Total expenses for this offering are estimated to be approximately $3.4 million, including SEC registration fees of $7,728, Financial Industry Regulatory Authority, or FINRA, filing fees of $11,339, New York Stock Exchange listing fees of $150,000, printing expenses of approximately $140,000, legal fees of approximately $1.8 million, accounting fees of approximately $1.0 million, roadshow, travel and other out-of-pocket expenses of approximately $300,000. All amounts are estimated except for the fees relating to SEC registration, Financial Industry Regulatory Authority filing and New York Stock Exchange listing.

An employee of Piper Jaffray & Co. holds a direct interest in GGV III Entrepreneurs Fund L.P., which is an investor in our private placement of Series A preferred shares closed in November 2009, and holds an indirect interest in Granite Global Ventures III L.P., a lead investor in such private placement transaction. Of the Series A preferred shares issued to GGV III Entrepreneurs Fund L.P. and Granite Global Ventures III L.P., 5,368 are directly attributable to such employee and may be deemed by FINRA to be underwriting compensation within the meaning of the FINRA Rules.

We have agreed to pay all fees and expenses we incur in connection with this offering.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or contribute to payments that we and/or the underwriters may be required to make in that respect.

We have agreed that we will not offer, sell, issue, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act, relating to, any ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for, or that represent the right to receive, our ADSs or ordinary shares, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ADSs or ordinary shares, or publicly disclose that we will or may enter into any transaction described above, without the prior written consent of the representative of the underwriters for a period of 180 days after the date of this prospectus, whether any transaction described above is to be settled by the delivery of ADSs, ordinary shares or such other securities, in cash or otherwise, except for issuances pursuant to (i) the sale of ADSs or ordinary shares to the underwriters, and (ii) grants of stock options pursuant to our share incentive plan existing on the date of this prospectus of which the underwriters have been advised in writing and is described in “Management—Share Incentive Plan” of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs, or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representative of the underwriter waives, in writing, such an extension.

Each of our directors, executive officers, shareholders and option holders has agreed, pursuant to the contractual restrictions described under “Shares Eligible for Future Sale—Lock-up Agreements,” that they will not offer, sell, contract to sell, pledge or otherwise transfer or dispose of, directly or indirectly, any of our ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for, or that represents the right to receive, ADSs or ordinary shares, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ADSs or ordinary shares, or publicly disclose that he, she or it will or may enter into any transaction described above, without the prior written consent of the representative of the underwriters for a period of 180 days after the date of this prospectus, whether any transaction described above is to be settled by the delivery of ADSs, ordinary shares or such other securities, in cash or otherwise. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs, or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representative of the underwriters waives, in writing, such an extension. The representative may release securities subject to the lock-ups at any time without public announcement. There are no agreements between the representative and any of our directors, executive officers and principal shareholders releasing them from these lock-up agreements prior to the expiration of the “lock-up” period.

The representative has informed us that the underwriters do not expect sales by the underwriters to any accounts of their respective customers over which any underwriter exercises discretionary authority in respect of transactions to purchase or sell in excess of 5% of the ADSs being offered.

Our ADSs have been approved for listing on the New York Stock Exchange under the symbol “DQ.” To meet the New York Stock Exchange distribution standards for the offering, the underwriters have undertaken to distribute the ADSs in a manner so as to create a minimum of 400 round lots of ADSs, and offer a minimum public float of 1.1 million ADSs in the United States with an offering value in excess of $60 million.

Prior to this offering, there has been no public market for our ADSs or ordinary shares. The initial public offering price of the ADSs will be determined by agreement between us and the representative. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing ADSs in the open market, or both.

•

Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option.

•

“Naked” short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member are purchased by the stabilization manager or its agent in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time. The underwriters are not under any obligation to engage in these activities.

A prospectus in electronic format may be made available on the Internet web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. Other than the prospectus in electronic format, the information on the web sites of, or any other web sites maintained by, any underwriter or a selling group member, if any, participating in this offering, is not part of the prospectus or the registration statement of which the prospectus forms a part. The representative may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

No action has been taken in any jurisdiction by us or by any underwriter that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs, in any jurisdiction where action for that purpose is required, other than in the United States. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. Persons who receive this prospectus are advised by us and the underwriters to inform themselves about, and to observe any restrictions as to, the offering and the ADSs and the distribution of this prospectus.

United Kingdom    No offer of ADSs has been made or will be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA. The underwriters: (i) have only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and (ii) have complied with, and will comply with all applicable provisions of FSMA with respect to anything done by them in relation to the ADSs in, from or otherwise involving the United Kingdom.

Hong Kong    The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan    The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

European Economic Area    In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, no offer of ADSs has been made and or will be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ADSs may be made to the public in that Relevant Member State at any time: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Thorp Alberga. Legal matters as to PRC law will be passed upon for us by Jun He Law Offices and for the underwriters by Haiwen & Partners. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Thorp Alberga with respect to matters governed by Cayman Islands law and Jun He Law Offices with respect to matters governed by PRC law. Simpson Thacher & Bartlett LLP may rely upon Haiwen & Partners with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of Daqo New Energy Corp. (formerly named Mega Stand International Ltd.) as of December 31, 2007 and 2008 and September 30, 2009 and for the period from November 22, 2007 (inception) to December 31, 2007, the year ended December 31, 2008 and the nine months ended September 30, 2009, included in this prospectus and the related financial statement schedule as of December 31, 2007 and 2008, for the period from November 22, 2007 (inception) to December 31, 2007 and the year ended December 31, 2008, included elsewhere in the Registration Statement, have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm as stated in their report appearing herein and elsewhere in the Registration Statement, which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph as to the change in Daqo New Energy Corp.’s method of accounting for noncontrolling interests in consolidated financial statements on January 1, 2009 and the retrospective application of the presentation requirements to all periods presented. Such consolidated financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the predecessor businesses of Daqo New Energy Corp. (formerly named Mega Stand International Ltd.), Daqo New Material Co., Ltd., as of December 31, 2006 and 2007 and June 30, 2008 and for the period from November 16, 2006 (inception) to December 31, 2006, the year ended December 31, 2007, the six months ended June 30, 2008 and the period from November 16, 2006 (inception) to June 30, 2008, included in this prospectus have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 30th Floor, Bund Center, 222 Yan An Road East, Shanghai, China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to underlying ordinary shares represented by the ADSs. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus does not contain all of the information in the registration statements and their exhibits. We have omitted certain portions of these registration statements from this prospectus in accordance with the rules and regulations of the SEC. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Upon completion of this offering, we will become subject to the periodic reporting and other informational requirements of the Exchange Act, applicable to a foreign private issuer. In accordance with these requirements, we will file annual reports on Form 20-F within six months of our fiscal year end and we will submit other reports and information under cover of Form 6-K with the SEC. These reports and other information can be inspected and copied at the public reference room at the SEC. These public reference facilities maintained by the SEC are located at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies, upon payment of a prescribed fee, of such material from the public reference room and the regional offices, or by calling or writing to the SEC. You can call the SEC at 1-800-SEC-0330 for additional information, or visit their website at http://www.sec.gov. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements and annual reports to shareholders and requiring reporting of insider purchases and sales, as well as Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares.

We intend to provide proxy statements and annual reports prepared in accordance with applicable laws to our shareholders. Our annual reports will contain audited consolidated financial statements following the end of each fiscal year, and we will make available semi-annual reports containing unaudited summary consolidated financial information.

DAQO NEW ENERGY CORP.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2007 and 2008 and September 30, 2009	F-3

Consolidated Statements of Operations and Comprehensive (Loss) Income for the Period from November 22, 2007 (Inception) to December 31, 2007, the Year Ended December 31, 2008 and the Nine Months Ended September 30, 2009 and 2008 (Unaudited)

F-4

Consolidated Statements of Changes in Equity for the Period from November 22, 2007 (Inception) to December 31, 2007, the Year Ended December 31, 2008 and the Nine Months Ended September 30, 2009	F-5

Consolidated Statements of Cash Flows for the Period from November  22, 2007 (Inception) to December 31, 2007, the Year Ended December 31, 2008 and the Nine Months Ended September 30, 2009 and 2008 (Unaudited)

F-6

Notes to Consolidated Financial Statements	F-7 – F-27

Financial Statements Schedule I	F-28 – F-32

PREDECESSOR BUSINESS OF DAQO NEW ENERGY CORP.

DAQO NEW MATERIAL CO., LTD.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-33

Balance Sheets as of December 31, 2006 and 2007 and June 30, 2008	F-34

Statements of Operations for the Period from November 16, 2006 (Inception) to December 31, 2006, the Year Ended December 31, 2007 and the Six Months Ended June 30, 2008	F-35

Statements of Owner’s Equity and Comprehensive Income (Loss) for the Period from November 16, 2006 (Inception) to December 31, 2006, the Year Ended December 31, 2007 and the Six Months Ended June 30, 2008

F-36

Statements of Cash Flows for the Period from November 16, 2006 (Inception) to December 31, 2006, the Year Ended December 31, 2007 and the Six Months Ended June 30, 2008	F-37

Notes to Predecessor Financial Statements	F-38 – F-49

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF

DAQO NEW ENERGY CORP.:

We have audited the accompanying consolidated balance sheets of Daqo New Energy Corp. (formerly named Mega Stand International Ltd.) and its subsidiaries and variable interest entity (referred to as the “Group”) as of December 31, 2007 and 2008 and September 30, 2009, and the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for the period from November 22, 2007 (inception) to December 31, 2007, the year ended December 31, 2008 and the nine months ended September 30, 2009. Our audits also included the financial statement schedule as of December 31, 2007 and 2008, for the period from November 22, 2007 (inception) to December 31, 2007 and the year ended December 31, 2008, included as Schedule 1. These financial statements and the financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Daqo New Energy Corp. and its subsidiaries and variable interest entity as of December 31, 2007 and 2008 and September 30, 2009, and the results of their operations and their cash flows for the period from November 22, 2007 (inception) to December 31, 2007, the year ended December 31, 2008 and the nine months ended September 30, 2009 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic 2007 and 2008 consolidated financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Group changed its method of accounting for noncontrolling interests in consolidated financial statements on January 1, 2009 and retrospectively applied the presentation requirements to all periods presented.

/s/ DELOITTE TOUCHE TOHMATSU CPA LTD.

Shanghai, China

November 16, 2009 (January 20, 2010 as to the subsequent events described in Note 14)

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2007 AND 2008 AND SEPTEMBER 30, 2009

(In U.S. dollars, except share data)

	December 31,		September 30, 2009
	2007	2008
ASSETS:
Current assets:
Cash and cash equivalents	$—	$3,304,067	$9,893,946
Restricted cash	—	20,429,824	38,022,220
Accounts receivable, net of allowance for doubtful accounts of $nil, $nil and $nil as of December 31, 2007 and 2008 and September 30, 2009	—	2,440,675	11,025,131
Prepaid expenses and other current assets	—	1,589,442	3,166,489
Advances to suppliers	—	1,375,524	3,932,782
Inventories	—	4,808,827	6,600,591

Total current assets	—	33,948,359	72,641,159
Property, plant and equipment, net	—	314,506,605	400,765,584
Prepaid land use rights	—	761,041	1,587,525
Deferred tax assets	—	889,223	1,262,761

TOTAL ASSETS	$—	$350,105,228	$476,257,029

LIABILITIES:
Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	$—	$10,389,420	$31,774,115
Accounts payable	—	3,160,780	5,111,342
Advances from customers	—	59,266,459	31,870,802
Payables for purchases of property, plant and equipment	—	71,145,948	85,099,579
Accrued expenses and other current liabilities	47,542	8,687,588	5,627,048
Income tax payable	—	1,674,149	3,676,342

Total current liabilities	47,542	154,324,344	163,159,228
Long-term borrowings	—	84,298,980	141,990,535
Long-term payables for purchase of property, plant and equipment	—	1,833,015	—
Amount due to related party	—	38,596,001	218,385

Total liabilities	47,542	279,052,340	305,368,148

Commitments (Note 12)

EQUITY:
Daqo New Energy Corp. shareholders’ (deficit) equity:
Ordinary shares;
$0.0001 par value; 500,000,000 shares authorized; 100,000,000 shares issued and outstanding as of December 31, 2007 and 2008 and September 30, 2009, respectively	10,000	10,000	10,000
Subscription receivable	(10,000)	(10,000)	—
(Accumulated deficit) retained earnings	(47,542)	21,477,485	42,343,218
Accumulated other comprehensive income	—	564,147	617,238

Total Daqo New Energy Corp. shareholders’ (deficit) equity	(47,542)	22,041,632	42,970,456
Noncontrolling interest	—	49,011,256	127,918,425

Total (deficit) equity	(47,542)	71,052,888	170,888,881

TOTAL LIABILITIES AND EQUITY	$—	$350,105,228	$476,257,029

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

FOR THE PERIOD FROM NOVEMBER 22, 2007 (INCEPTION) TO DECEMBER 31, 2007,

THE YEAR ENDED DECEMBER 31, 2008 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)

(In U.S. dollars, except share data)

	Period from November 22, 2007 (inception) to December 31, 2007	Year Ended December 31, 2008	Nine Months Ended September 30,
			2009	2008
				(unaudited)
Revenues	$—	$56,367,625	$79,476,871	$19,714,937
Cost of revenues	—	(19,391,613)	(45,616,973)	(9,130,405)

Gross profit	—	36,976,012	33,859,898	10,584,532

Operating (expenses) income:
Selling, general and administrative expenses	(47,542)	(4,982,366)	(5,554,907)	(3,933,739)
Research and development expenses	—	(4,865,165)	(2,365,191)	(2,924,979)
Other operating income	—	83,740	1,877,289	—

Total operating expenses	(47,542)	(9,763,791)	(6,042,809)	(6,858,718)

(Loss) income from operations	(47,542)	27,212,221	27,817,089	3,725,814

Interest expense	—	(3,873,451)	(4,734,262)	(1,990,717)
Interest income	—	115,083	186,505	79,345

(Loss) income before income taxes	(47,542)	23,453,853	23,269,332	1,814,442
Income tax expense	—	(1,601,959)	(3,393,316)	(208,515)

Net (loss) income	(47,542)	21,851,894	19,876,016	1,605,927
Net (loss) income attributable to noncontrolling interest	—	326,867	(989,717)	10,465

Net (loss) income attributable to Daqo New Energy Corporation ordinary shareholders	$(47,542)	$21,525,027	$20,865,733	$1,595,462

Net (loss) income	(47,542)	21,851,894	19,876,016	1,605,927

Other comprehensive income:
Foreign currency translation adjustments	—	763,914	342,934	182,882

Total other comprehensive income	—	763,914	342,934	182,882

Comprehensive (loss) income	(47,542)	22,615,808	20,218,950	1,788,809
Comprehensive (loss) income attributable to noncontrolling interest	—	526,634	(699,874)	10,465

Comprehensive (loss) income attributable to Daqo New Energy Corp. ordinary shareholders	$(47,542)	$22,089,174	$20,918,824	$1,778,344

NET (LOSS) EARNINGS PER ORDINARY SHARE
Basic and diluted	$(0.00)	$0.22	$0.21	$0.02

ORDINARY SHARES USED IN CALCULATING (LOSS) EARNINGS PER ORDINARY SHARE
Basic and diluted	100,000,000	100,000,000	100,000,000	100,000,000

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE PERIOD FROM NOVEMBER 22, 2007 (INCEPTION) TO DECEMBER 31, 2007,

THE YEAR ENDED DECEMBER 31, 2008 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2009

(In U.S. dollars, except share data)

	Daqo New Energy Corp. shareholders
	Ordinary Shares		Subscription Receivable	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive Income	Noncontrolling interest	Total	Comprehensive (Loss) Income
	Number	$
Balance at November 22, 2007 (inception)	—	$—	$—	$—	$—	$—	$—	$—
Issuance of ordinary shares and subscription	100,000,000	10,000	(10,000)	—	—	—	—	—
Net loss	—	—	—	(47,542)	—	—	(47,542)	(47,542)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—

Balance at December 31, 2007	100,000,000	$10,000	$(10,000)	$(47,542)	$—	$—	$(47,542)	$(47,542)

Net income	—	—	—	21,525,027	—	326,867	21,851,894	21,851,894
Foreign currency translation adjustments	—	—	—	—	564,147	199,767	763,914	763,914
Consolidation of variable interest entity	—	—	—	—	—	48,484,622	48,484,622	—

Balance at December 31, 2008	100,000,000	$10,000	$(10,000)	$21,477,485	$564,147	$49,011,256	$71,052,888	$22,615,808

Net income (loss)	—	—	—	20,865,733	—	(989,717)	19,876,016	19,876,016
Foreign currency translation adjustments	—	—	—	—	53,091	289,843	342,934	342,934
Capital contribution from ordinary shareholders	—	—	10,000	—	—	—	10,000	—
Daqo New Material’s conversion of amount due to investor to owner’s equity	—	—	—	—	—	79,607,043	79,607,043	—

Balance at September 30, 2009	100,000,000	$10,000	$—	$42,343,218	$617,238	$127,918,425	$170,888,881	$20,218,950

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM NOVEMBER 22, 2007 (INCEPTION) TO DECEMBER 31, 2007, THE YEAR ENDED DECEMBER 31, 2008 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)

(In U.S. dollars)

	Period from November 22, 2007 (inception) to December 31, 2007	Year Ended December 31, 2008	Nine Months Ended September 30,
			2009	2008
				(unaudited)
Operating activities:
Net (loss) income	$(47,542)	$21,851,894	$19,876,016	$1,605,927
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Deferred income taxes	—	(44,797)	(372,126)	(538,093)
Depreciation of property, plant and equipment	—	7,817,151	11,790,404	3,690,026
Lease expenses of land use rights	—	68,680	103,110	65,430
Changes in operating assets and liabilities:
Accounts receivable	—	(2,440,675)	(8,584,456)	—
Prepaid expenses and other current assets	—	6,694,970	(1,577,047)	(2,023,466)
Advances to suppliers	—	627,249	(2,557,257)	(3,197,768)
Inventories	—	(4,808,827)	(1,791,764)	(1,620,385)
Prepaid land use rights	—	—	(929,593)	—
Accounts payable	—	3,125,506	1,950,561	1,533,048
Accrued expenses and other current liabilities	47,542	8,288,166	(3,060,541)	33,699,389
Income tax payable	—	1,674,149	1,998,382	3,022,585
Advances from customers	—	59,266,459	(27,395,657)	106,079,870
Amount due to related party	—	534,872	—	534,872

Net cash provided by (used in) operating activities	—	102,654,797	(10,549,968)	142,851,435

Investing activities:
Purchases of property, plant and equipment	—	(138,890,783)	(85,874,720)	(132,974,107)
Increases in restricted cash	—	(3,522,313)	(17,592,396)	2,115,981
Cash consolidated from variable interest entity	—	4,111,675	—	4,111,675

Net cash used in investing activities	—	(138,301,421)	(103,467,116)	(126,746,451)

Financing activities:
Proceeds from bank borrowings	—	16,518,640	78,846,250	17,270,018
Proceeds from other long-term borrowings	—	900,000	6,230,000	900,000
Repayment of bank borrowings	—	—	(6,000,000)	—
Advance from related party	—	21,512,003	41,519,269	—
Capital contribution from ordinary shareholders	—	—	10,000	—

Net cash provided by financing activities	—	38,930,643	120,605,519	18,170,018
Effect of exchange rate changes	—	20,048	1,444	13,555

Net increase in cash and cash equivalents	—	3,304,067	6,589,879	34,288,557
Cash and cash equivalents at the beginning of the year	—	—	3,304,067	—

Cash and cash equivalents at the end of the year	—	3,304,067	9,893,946	34,288,557

Supplemental disclosure of cash flow information:
Interest paid	$—	$3,312,611	$7,015,668	$1,869,846

Income taxes paid	—	—	1,763,248	—

Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in payable	$—	$50,175,630	$13,953,631	$15,890,571

Supplemental schedule of non-cash financing activities:
Daqo New Material’s conversion of amount due to investor to owner’s equity	$—	$—	$79,896,886	$—

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM NOVEMBER 22, 2007 (INCEPTION) TO DECEMBER 31, 2007,

THE YEAR ENDED DECEMBER 31, 2008 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)

(In U.S. dollars, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

The consolidated financial statements include the financial statements of Daqo New Energy Corp. (formerly named Mega Stand International Ltd.) (the “Company”), its wholly owned subsidiaries, Chongqing Daqo New Energy Co., Ltd. (“Chongqing Daqo”), Nanjing Daqo New Energy Co., Ltd. (“Nanjing Daqo”) and Daqo Solar Energy North America (“Daqo America”), and its consolidated variable interest entity (“VIE”) Daqo New Material Co., Ltd. (“Daqo New Material”).

The Company was incorporated on November 22, 2007 in the Cayman Islands. Chongqing Daqo and Nanjing Daqo were incorporated by the Company on January 14, 2008 and December 20, 2007, respectively, in the Peoples’ Republic of China (“PRC”). Daqo America was incorporated by the Company in January 2009, in California, USA.

Daqo New Material’s ultimate shareholders are the same as the Company and these entities have been under common control and ownership since their incorporation. Daqo New Material was established by Daqo Group Co., Ltd. (“Daqo Group”), an affiliate of the Company, on November 16, 2006 for the primary purpose of developing a photovoltaic business. Daqo New Material’s activities included acquiring land use rights and constructing certain polysilicon production infrastructure, including buildings and production machinery and equipment. Chongqing Daqo acquired additional machinery and equipment that are used in connection with Daqo New Material’s land and production infrastructure.

Subsequent to its establishment, Chongqing Daqo entered into a lease agreement with Daqo New Material dated June 30, 2008 to rent all of Daqo New Material’s land, production infrastructure and machinery and equipment for the Group’s polysilicon production. The initial lease agreement has a five-year term starting from July 1, 2008, with monthly lease payments at a fixed amount of RMB9.95 million ($1.4 million). The initial lease agreement also provided that if Daqo New Material transferred the ownership of the leased assets to any third party, the lease agreement would remain effective and enforceable against the new owner. One month before the expiry of the initial lease term, the lease agreement could be renewed for an additional five-year term upon mutual consent. Chongqing Daqo had the right of first refusal to rent the leased assets under the initial lease agreement. The lease agreement was amended and restated in August 2009, with retrospective effect from January 1, 2009. Under the amended and restated lease agreement, the lease period is from January 1, 2009 until December 31, 2013, with monthly lease payments at a fixed amount of RMB6.1 million ($0.9 million). One month before the expiry of the lease period, Chongqing Daqo has the option to renew the lease on the same terms and conditions for additional five-year periods. Furthermore, the amended and restated lease agreement provides that Chongqing Daqo has the option to purchase, or to designate any person to purchase, the leased assets at the then fair value at any time during the lease period or within one year following the lease period, if permitted by the PRC laws and regulations. If Daqo New Material desires to transfer the ownership of the leased assets to a third party, Chongqing Daqo has the right of first refusal to acquire the leased assets under the same conditions. If the leased assets are transferred to a third party, the lease agreement will remain effective and enforceable against the new owner.

Because the aggregate value of the monthly rental payments that Chongqing Daqo is contractually obligated to make to Daqo New Material represents the majority of the value of Daqo New Material’s

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 22, 2007 (INCEPTION) TO DECEMBER 31, 2007,

THE YEAR ENDED DECEMBER 31, 2008 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)

(In U.S. dollars, except share data)

assets, Chongqing Daqo has the majority of investment risk in Daqo New Material. Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), these contractual obligations represent an implicit guarantee between related parties, and Daqo New Material is considered to be Chongqing Daqo’s variable interest entity. Furthermore, the operating activities of Daqo New Material are most closely associated with Chongqing Daqo. Based on these factors, Chongqing Daqo is considered the primary beneficiary of Daqo New Material. As a result, Daqo New Material’s financial results are consolidated into the Group’s consolidated financial statements since July 1, 2008. Daqo New Material has been deemed to be the Chongqing Daqo’s predecessor business from November 16, 2006 (inception) through June 30, 2008. The assets and liabilities of Daqo New Material are consolidated at historical cost given they were held by an entity under common control and common ownership. Daqo Group’s total equity interests in Daqo New Material are presented as a noncontrolling interest.

The Company, its subsidiaries and consolidated VIE (hereinafter collectively referred to as the “Group”) manufactures and sells polysilicon. In the periods presented, substantially all of the Group’s business was conducted through Chongqing Daqo. Nanjing Daqo is inactive, and management plans to use it to construct module manufacturing facilities and enter into the downstream market. Daqo America was set up as a marketing office to promote the Group’s products in North America.

The Company authorized 50,000 shares and issued 10,000 ordinary shares with a par value of $1.00 per share to the shareholders upon incorporation. As of December 31, 2008, the balance due from shareholders for the issued shares was outstanding and was recorded as subscription receivable in shareholders’ equity. In August 2009, the shareholders of the Company approved a 10,000-for-1 stock split of the Company’s ordinary shares with a corresponding reduction in par value per share. All share and per share amounts related to ordinary shares included in the accompanying consolidated financial statements and footnotes have been given retroactive treatment to reflect the stock split. In July 2009, the Company received the outstanding subscription receivable of $10,000 from the shareholders.

Reclassifications—Certain reclassifications were made to the consolidated financial statements to conform to the presentation and disclosure requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810-10, “Consolidations- Overall (previously FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”). See Note 3, “Noncontrolling interest” of the notes to the consolidated financial statements.

2.	DEVELOPMENT STAGE

The Group was a development stage enterprise at December 31, 2007. The Group completed its development activities and commenced principal operations in July 2008.

3.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 22, 2007 (INCEPTION) TO DECEMBER 31, 2007,

THE YEAR ENDED DECEMBER 31, 2008 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)

(In U.S. dollars, except share data)

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Group. All intercompany transactions and balances have been eliminated on consolidation.

(c) Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Management has made significant estimates in a variety of areas, including but not limited to revenue recognition, allowance for doubtful accounts, valuation of inventories, useful lives and residual values of long-lived assets, impairment for long lived assets, consolidation of variable interest entity and valuation allowances for deferred tax assets. Actual results could differ from these estimates.

(d) Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivables.

The Group places its cash and cash equivalents in various financial institutions in the PRC. The Group believes that no significant credit risk exists as these banks are principally government-owned financial institutions with high credit ratings and quality.

Accounts receivable represent those receivables derived in the ordinary course of business. The Group conducts credit evaluations of customers to whom credit terms are extended. The Group establishes an allowance for doubtful accounts mainly based on age of the receivables and other factors surrounding the credit risk of specific customers. The Company believes no allowance for doubtful accounts is necessary as of September 30, 2009 based on the age of the receivables and the Company’s assessment of the customers’ credit risk.

The following customer accounted for 10% or more of accounts receivable:

Accounts receivable	December 31, 2007	December 31, 2008	September 30, 2009
Customer A	$—	$2,387,013	$6,586,641
Customer E	$—	$—	$1,770,624
Customer C	$—	$—	$1,238,226

Dependence on Certain Customers

Sales of polysilicon to the Group’s largest customers whose sales over 10% of revenue accounted for approximately 89%, 61 % and 86% of revenues for the year ended December 31, 2008 and the nine months ended September 30, 2009 and 2008 (unaudited), respectively. As a result, currently the Group is substantially dependent upon the continued participation of these customers in order to maintain and

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 22, 2007 (INCEPTION) TO DECEMBER 31, 2007,

THE YEAR ENDED DECEMBER 31, 2008 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)

(In U.S. dollars, except share data)

continue growing its total revenues. Significantly reducing the Group’s dependence on these customers is likely to take time and there can be no guarantee that the Group will succeed in reducing that dependence.

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

(f) Restricted cash

Restricted cash amounted to $nil, $20,429,824 and $38,022,220 as of December 31, 2007 and 2008 and September 30, 2009, respectively, and are deposited in bank accounts as deposits for short-term letters of credit and notes issued by a bank for purchases of plant and equipment.

(g) Inventories

Inventories are stated at lower of cost or market. Costs are determined using weighted average costs. Costs comprise direct materials, direct labor and overhead costs incurred in bringing the inventories to their present location and condition. The Group writes down the cost of excess and slow moving inventories to the estimated market value based on historical and forecasted demand. Estimated market value is measured as the estimated selling price of each class of inventory in the ordinary course of business less estimated costs of completion and disposal. There were no such charges to inventory for the period from November 22, 2007 to December 31, 2007, the year ended December 31, 2008 or the nine months ended September 30, 2009.

(h) Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is recognized on a straight-line basis over the following estimated useful lives:

Buildings and plant	20 years
Machinery and equipment	10 years
Furniture, fixtures and equipment	3-5 years
Motor vehicles	6 years

Costs incurred on construction are capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.

Interest expense incurred for construction of property, plant, and equipment is capitalized as part of the cost of such assets. Interest expense capitalized for the period from November 22, 2007 to December 31, 2007, the year ended December 31, 2008 and the nine months ended September 30, 2009 and 2008 (unaudited) was $nil, $nil, $2,632,760, and $nil, respectively.

(i) Prepaid land use rights

All land in the PRC is owned by the PRC government. The PRC government, according to PRC law, may sell the land use rights for a specified period of time. The Group’s land use rights in the PRC are stated at cost less recognized lease expenses. In December 2006, Daqo New Material signed a land use rights

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 22, 2007 (INCEPTION) TO DECEMBER 31, 2007,

THE YEAR ENDED DECEMBER 31, 2008 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)

(In U.S. dollars, except share data)

agreement with a 50 year term for $6,564,536 and made payments of $1,658,267. The payments are recorded as prepaid land use rights. Lease expense is recognized over the term of the agreement on a straight-line basis. The Group recorded lease expenses of $nil, $68,680, $103,110 and $65,430 for the period from November 22, 2007 to December 31, 2007, the year ended December 31, 2008 and the nine months ended September 30, 2009 and 2008 (unaudited), respectively.

(j) Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the asset group to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group will recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets. No impairment charges were recognized for the period from November 22, 2007 to December 31, 2007, the year ended December 31, 2008 or the nine months ended September 30, 2009 or 2008 (unaudited).

(k) Revenue recognition

The Group manufactures and sells polysilicon. The Group recognizes revenue when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery of the product has occurred, title and risk of loss have transferred to the customers and collectability of the receivable is reasonably assured. Sales agreements typically do not contain product warranties except for return and replacement of defective products within a period generally ranging from 15 to 30 days from delivery. Sales agreements do not contain any post-shipment obligations or any other return or credit provisions.

The majority of the sales contracts transfer title and risk of loss to customers upon shipment. The Group recognizes revenue when the goods are shipped if all other revenue recognition criteria are met. The Group requires and receives cash on delivery for the majority of its sales transactions. The Group may extend credit terms after assessing a number of factors to determine the customers’ credit worthiness.

Customers frequently pay for products prior to the delivery of the products. Advance payments are recorded as advances from customers.

(l) Cost of revenues

Cost of revenues consists of production related costs including costs of silicon raw materials, electricity and other utilities, consumables, direct labor, overhead costs, depreciation of property, plant and equipment, and manufacturing waste treatment processing fees. Trial production costs are expensed as incurred.

(m) Research and development expenses

Research and development expenses include materials and utilities consumed in research and development activities, payroll and related costs and depreciation of property and equipment associated with the research and development activities, which are expensed when incurred.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 22, 2007 (INCEPTION) TO DECEMBER 31, 2007,

THE YEAR ENDED DECEMBER 31, 2008 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)

(In U.S. dollars, except share data)

(n) Government subsidies

The Group receives unrestricted cash subsidies from local government agencies. The Group records unrestricted cash government subsidies as other operating income in the consolidated statements of operations. Unrestricted cash government subsidies received for the period from November 22, 2007 to December 31, 2007, the year ended December 31, 2008 and nine month period ended September 30, 2009 and 2008 (unaudited) were $nil, $83,740, $1,877,289 and $nil, respectively.

(o) Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amount in the consolidated financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period of the enactment of the change. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

(p) Earnings (loss) per share

Basic earnings (loss) per ordinary share are computed by dividing the net income (loss) attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss periods as their effects would be anti-dilutive. No dilutive potential ordinary share equivalents were outstanding during the period from November 22, 2007 to December 31, 2007, the year ended December 31, 2008 or the nine months ended September 30, 2009 or 2008 (unaudited).

(q) Foreign currency translation

The reporting currency of the Group is the United States dollar (“U.S. dollar”). The functional currency of the Company is the U.S. dollar. Monetary assets and liabilities denominated in other currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange in effect at the balance sheet dates. Transactions dominated in currencies other than the U.S. dollar during the year are converted into U.S. dollar at the applicable rates of exchange prevailing when the transactions occur. Transaction gains and losses are recorded in the statements of operations.

The financial records of the Company’s PRC subsidiaries and VIE are maintained in Chinese Renminbi (“RMB”), which is their functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates. Revenues, expenses,

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 22, 2007 (INCEPTION) TO DECEMBER 31, 2007,

THE YEAR ENDED DECEMBER 31, 2008 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)

(In U.S. dollars, except share data)

gains and losses are translated at average rate of exchange prevailing during the periods presented. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statement of changes in equity.

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange of People’s Republic of China, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents and restricted cash denominated in RMB amounted to $nil, $21,603,572 and $46,117,473 as of December 31, 2007 and 2008 and September 30, 2009, respectively.

(r) Comprehensive income (loss)

Comprehensive income (loss) includes all changes in equity except those resulting from investments by shareholders and distributions to shareholders and is comprised of net income (loss) and foreign currency translation adjustments.

(s) Fair value of financial instruments

Effective on January 1, 2008, the Group adopted changes to fair value accounting and reporting in ASC 820-10 (“ASC 820-10”) (previously SFAS No. 157) which provide a framework for measuring fair value under U.S. GAAP and expanded disclosure requirements about assets and liabilities measured at fair value. ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs. On January 1, 2009, the Company adopted changes issued by the FASB (previously FASB Staff Position FAS No. 157-2, “Effective Date of FASB Statement No. 157”) to fair value accounting and reporting as it relates to non-financial assets and non-financial liabilities that are not recognized or disclosed at fair value in the financial statements on at least an annual basis. The adoption of these changes did not have a material effect on the Company’s financial position, results of operations or cash flows.

When available, the Group measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Group obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Group generally estimates fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Group’s evaluation of those factors changes. Although the Group uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 22, 2007 (INCEPTION) TO DECEMBER 31, 2007,

THE YEAR ENDED DECEMBER 31, 2008 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)

(In U.S. dollars, except share data)

minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Group’s consolidated assets, liabilities, shareholders’ equity and net income or loss.

The Group’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payable, payables for purchase of property, plant and equipment, amounts due to related parties and short-term and long-term borrowings. The carrying amounts of these short-term financial instruments approximate their fair values due to the short-term maturity of these instruments.

Management believes the carrying value of the long-term bank borrowings of $134,860,535 approximate its fair value as of September 30, 2009 as they carried market interest rates.

The fair value of the long-term payables for purchase of property, plant and equipment, amount due to related party and other long-term borrowing was approximately $nil, $218,384 and $7,130,000, respectively, as of September 30, 2009. The fair value was estimated using the discounted cash flow method based on pertinent information available to us as of September 30, 2009. Although management is not aware of any factors that would significantly affect these fair value estimates, such amounts have not been comprehensively revalued for purposes of the consolidated financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented.

(t) Start-up costs

The Group expenses all costs incurred in connection with start-up activities, including preproduction costs and organization costs.

(u) Segments

The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group is a single segment entity whose business is the manufacturing and sale of polysilicon. Substantially all of its revenues are derived in the PRC. The Group’s long-lived assets and operations are substantially all located in the PRC.

The following customers accounted for 10% or more of revenues:

	Period from November 22, 2007 to December 31, 2007	Year Ended December 31, 2008	September 30,
Revenue			2009	2008
				(unaudited)
Customer A	$—	$19,842,394	$22,546,003	$5,090,551
Customer B	$—	$12,052,183	$14,526,801	$4,543,075
Customer C	$—	$18,526,727	*	$7,332,673
Customer D	$—	*	$11,108,917	*

*	Represents less than 10%.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 22, 2007 (INCEPTION) TO DECEMBER 31, 2007,

THE YEAR ENDED DECEMBER 31, 2008 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)

(In U.S. dollars, except share data)

(v) Variable Interest Entity

A VIE is an entity in which equity investors generally do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. A VIE is consolidated by its primary beneficiary when it is determined that the primary beneficiary will absorb the majority of the VIE’s expected losses and/or expected residual returns.

(w) Noncontrolling interest

The noncontrolling interest represents Daqo Group’s equity interest in the VIE. The Group reclassified the ownership interest in the consolidated entity held by a party other than the Company to noncontrolling interest in the consolidated financial statements. It also reported the consolidated net income at amounts that include the amounts attributable to both the parent and the noncontrolling interest on the face of the consolidated statements of operations and comprehensive income (loss).

(x) Recent accounting pronouncements

The following new accounting pronouncements were adopted during the nine months ended September 30, 2009:

ASC 105, “Generally Accepted Accounting Principles” (“ASC 105”) (previously Statements of Financial Accounting Standards (“SFAS”) No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—A Replacement of FASB Statement No. 162”). ASC 105 establishes the Codification as the single source of authoritative U.S. GAAP recognized by the FASB for non-governmental entities. Rules and interpretive releases of the U.S. Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The Codification is effective for interim and annual periods ending after September 15, 2009. The Group adopted ASC 105 effective with the Group’s September 30, 2009 consolidated financial statements. The adoption of this provision did not change the application of existing U.S. GAAP, and as a result, did not have any impact on the Group’s consolidated results of operations, financial position or cash flows. Beginning with the Group’s consolidated financial statements included in this report, accounting references will be made to the Codification references and certain historical references to accounting standards will also be included during this initial transition.

ASC 820, “Fair Value Measurement and Disclosures” (previously SFAS No. 157, “Fair Value Measurements”). This accounting standard defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements. The FASB issued an amendment to this accounting standard which delayed its effective date for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of the provisions of this amended accounting standard on January 1, 2009 did not have a material impact on the Group’s consolidated financial statements.

ASC 805, “Business Combinations” (previously SFAS No. 141R, “Business Combinations”). This accounting standard requires an acquiring entity in a business combination to recognize all and only the assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 22, 2007 (INCEPTION) TO DECEMBER 31, 2007,

THE YEAR ENDED DECEMBER 31, 2008 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)

(In U.S. dollars, except share data)

disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. This accounting standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of the provisions of this accounting standard on January 1, 2009 had no impact on the Group’s consolidated financial statements.

ASC 810-10-65, “Consolidations—Overall—Transition and Open Effective Date Information” (previously SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”). This accounting standard requires all entities to report noncontrolling interests in subsidiaries as equity in the consolidated financial statements. This accounting standard eliminates the diversity that existed in accounting for transactions between an entity and noncontrolling interests by requiring that they be treated as equity transactions. The Group adopted the presentation and disclosure provisions of this accounting standard on January 1, 2009.

When adopting the presentation and disclosure items, retrospective application to conform previously reported financial statements to the new presentation requirements is required. Changes to reflect the new measurement guidance for increases or decreases in ownership and other changes must be done prospectively. The new requirements for noncontrolling interests, results of operations and comprehensive income of subsidiaries change the presentation of operating results, related per-share information and equity. This accounting standard requires net income and comprehensive income to be displayed for both the controlling and the noncontrolling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the noncontrolling interests on the equity attributable to the controlling interest.

ASC 323-10-35, “Investments—Equity Method and Joint Ventures—Subsequent Measure” (previously Emerging Issues Task Force (“EITF”) 08-06, “Equity Method Accounting Considerations”). This standard addresses certain aspects of accounting for business combinations and noncontrolling interests on an entity’s accounting for equity-method investments. The consensus indicates, among other things, that transaction costs for an investment should be included in the cost of the equity-method investment (and not expensed) and shares subsequently issued by the equity-method investee that reduce the investor’s ownership percentage should be accounted for as if the investor had sold a proportionate share of its investment, with gains or losses recorded through earnings. These amendments were effective for transactions occurring after December 31, 2008. The adoption of the provisions of this accounting standard on January 1, 2009 did not have a material impact on the Group’s consolidated financial statements.

ASC 815-10, “Derivatives and Hedging—Overall” (previously SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”). This accounting standard expands the disclosure requirements related to derivative instruments and hedging activities with the intent to provide users of financial statements an enhanced understanding of how and why derivative instruments are used, how derivative instruments and related hedged items are accounted for and how they affect an entity’s financial position, financial performance and cash flows. The Group adopted the disclosure requirements of this accounting standard effective January 1, 2009.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 22, 2007 (INCEPTION) TO DECEMBER 31, 2007,

THE YEAR ENDED DECEMBER 31, 2008 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)

(In U.S. dollars, except share data)

ASC 275-10, “Risks and Uncertainties—Overall” and ASC 350-30, “Intangibles—Goodwill and Other—General Intangible Other than Goodwill” (previously FASB Staff Position (“FSP”) No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”). These accounting standards amend the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The adoption of the provisions of this accounting standard on January 1, 2009 had no impact on the Group’s consolidated financial statements.

ASC 808-10, “Collaborative Arrangements—Overall” (previously EITF 07-01, “Accounting for Collaborative Arrangements”). This accounting standard defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. A collaborative arrangement is a contractual arrangement that involves a joint operating activity. These arrangements involve two (or more) parties who are both (a) active participants in the activity and (b) exposed to significant risks and rewards dependent on the commercial success of the activity. An entity should report the effects of applying this accounting standard as a change in accounting principle through retrospective application to all prior periods presented for all arrangements existing as of the effective date. The adoption of the provisions of this accounting standard on January 1, 2009 had no impact on the Group’s consolidated financial statements.

ASC 260-10, “Earnings per Share—Overall” (previously EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities”). This accounting standard addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing EPS under the two-class method. The adoption of this accounting standard on January 1, 2009 did not have a material effect on the Group’s computation of EPS.

ASC 855-10, “Subsequent Events—Overall” (previously SFAS No. 165, “Subsequent Events”). This accounting standard establishes general standards for the accounting for and disclosure of events that occur subsequent to the balance sheet date but before the financial statements of an entity are issued or are available to be issued. The Group adopted the provisions of this accounting standard effective June 30, 2009. The adoption of this accounting standard did not have any impact on the Group’s consolidated results of operations, financial position or cash flows.

The following new accounting pronouncements have been issued, but not yet adopted as of September 30, 2009:

ASC 810-10, “Consolidation—Overall” (previously SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”). In June 2009, the FASB issued this accounting standard to address (1) the effects on certain consolidation provisions as a result of the elimination of the concept of qualifying special-purpose entities and (2) constituent concerns about the application of certain consolidation provisions including those in which the accounting and disclosures do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. The Group will adopt this standard on January 1, 2010 and is assessing the impact of this standard on its consolidated financial statements.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 22, 2007 (INCEPTION) TO DECEMBER 31, 2007,

THE YEAR ENDED DECEMBER 31, 2008 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)

(In U.S. dollars, except share data)

Accounting Standards Update (“ASU”) 2009-13 (“ASU 2009-13”) (previously EITF 08-1, “Arrangements with Multiple Deliverables”). In October 2009, the EITF issued this accounting standard to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. In accordance with ASU 2009-13, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. This standard includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. The Group believes that the adoption of this new standard will not have a material effect on its financial position and results of operations.

4.	INVENTORIES

Inventories consist of the following:

	December 31,
	2007	2008	September 30, 2009
Raw materials	$—	$481,818	$546,264
Work-in-process	—	1,125,092	939,467
Finished goods	—	3,201,917	5,114,860

Inventories	$—	$4,808,827	$6,600,591

5.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	December 31,
	2007	2008	September 30, 2009
Cost
Buildings and plant	$—	$113,143,546	$113,726,991
Machinery and equipment	—	92,511,011	93,475,489
Furniture, fixtures and equipment	—	2,021,812	2,571,643
Motor vehicles	—	236,874	275,728
Less: Accumulated depreciation	—	(8,597,310)	(19,900,478)

Property, plant and equipment, net	$—	$199,315,933	$190,149,373
Construction in process	—	115,190,672	210,616,211

Total	$—	$314,506,605	$400,765,584

Construction in progress represents the Group’s Phase 1b Production facility.

Depreciation expense was $nil, $7,817,151, $11,790,404 and $3,690,026 for the period from November 22, 2007 to December 31, 2007, the year ended December 31, 2008 and the nine months ended September 30, 2009 and 2008 (unaudited), respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 22, 2007 (INCEPTION) TO DECEMBER 31, 2007,

THE YEAR ENDED DECEMBER 31, 2008 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)

(In U.S. dollars, except share data)

6.	BORROWINGS

	December 31,		September 30, 2009
	2007	2008
Borrowings	$—	$94,688,400	$173,764,650

Analysis as:
Short-term bank borrowings	—	6,000,000	5,493,450
Long-term bank borrowings, current portion	—	4,389,420	26,280,665

Subtotal	—	10,389,420	31,774,115
Long-term bank borrowings, non-current portion	—	83,398,980	134,860,535
Other long-term borrowings	—	900,000	7,130,000

Total	$—	$94,688,400	$173,764,650

The Group obtained loans from several banks. The details of bank loans are as follows:

	December 31,		September 30, 2009
	2007	2008
Guaranteed and secured(i)	$—	$6,000,000	$—
Guaranteed(ii)	—	87,788,400	166,634,650

Total	$—	$93,788,400	$166,634,650

i.	As of December 31, 2008, the bank loan amounting to $6,000,000 was secured by the Company’s shareholders’ rights, title and interest in the Company and collateralized by Daqo Group’s (an affiliated company) pledged bank deposit of $6,584,130. The loan was repaid in March 2009.
ii.	As of December 31, 2008 and September 30, 2009, the bank loans amounting to $87,788,400 and $166,634,650 were guaranteed by Daqo Group, respectively.

The interest rate on the short-term bank borrowing was fixed and was 5.58% and 5.31% as of December 31, 2008 and September 30, 2009, respectively.

The long-term bank borrowings bear floating rates which are subject to adjustment every 12 months based upon the PRC government’s standard interest rate. The weighted average interest rate as of December 31, 2008 and September 30, 2009 for the Group’s long-term bank borrowings was 7.67% and 6.87%, respectively.

The other long-term borrowings were obtained from an unrelated third-party non-financial institution. The borrowings are interest free. A principal payment of $900,000 will be due on May 14, 2011 and the remaining principal of $6,230,000 will be due on March 5, 2012. The proceeds of the other long-term borrowings are equal to the principal to be repaid.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 22, 2007 (INCEPTION) TO DECEMBER 31, 2007,

THE YEAR ENDED DECEMBER 31, 2008 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)

(In U.S. dollars, except share data)

The principal maturities of these long-term bank borrowings as of September 30, 2009 are as follows:

September 30,	Amount
2010	$26,280,665
2011	46,423,315
2012	32,330,784
2013	32,228,240
2014	18,824,222
2015	5,053,974

Total	$161,141,200

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,		September 30, 2009
	2007	2008
Value-added tax payable	$—	$4,951,007	$596
Royalty payable	—	—	1,209,420
Accrued payroll and welfare	—	—	1,426,288
Others	47,542	3,736,581	2,990,744

Total	$47,542	$8,687,588	$5,627,048

8.	ADVANCES FROM CUSTOMERS

Advances from customers consist of the following:

	December 31,		September 30, 2009
	2007	2008
Customer C	$—	$36,488,761	$31,580,247
Customer B	—	14,923,423	259,347
Others	—	7,854,275	31,208

Total	$—	$59,266,459	$31,870,802

Advances from customers represent prepayments from customers and are recognized as revenue in accordance with the Group’s revenue recognition policy.

9.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

(a) China Contribution Plan

Full time employees of the Group in the PRC participate in a government-mandated, multi-employer, defined contribution plan pursuant to which certain pension benefits, medical care, unemployment

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 22, 2007 (INCEPTION) TO DECEMBER 31, 2007,

THE YEAR ENDED DECEMBER 31, 2008 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)

(In U.S. dollars, except share data)

insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. Contributions to defined contribution plans are expensed as incurred. During the period from November 22, 2007 to December 31, 2007, the year ended December 31, 2008 and the nine months ended September 30, 2009 and 2008 (unaudited), the Group recognized an immaterial amount of expenses, $336,493, $674,829 and $249,154, respectively.

(b) Statutory Reserves

Foreign invested enterprises in PRC are required under PRC laws to provide for certain statutory reserves, such as a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. These entities are required to allocate at least 10% of their after tax profits as reported in their PRC statutory financial statements to the general reserve and have the right to discontinue allocations to the general reserve if the balance of such reserve have reached 50% of their registered capital. These statutory reserves are not available for distribution to the owners (except in liquidation) and may not be transferred in the form of loans, advances or cash dividends. As of September 30, 2009, $2,265,021 was appropriated from the retained earnings of Chongqing Daqo.

10.	INCOME TAXES

Cayman Islands Tax

The Company is incorporated in the Cayman Islands and is not subject to tax in this jurisdiction.

PRC Tax

The Company’s subsidiaries are registered in the PRC as foreign invested enterprises. Under the newly promulgated Laws of the People’s Republic of China on Enterprise Income Tax (the “New EIT Law”) which are effective January 1, 2008, the effective enterprise income tax rate is 25%.

Chongqing Daqo is a foreign-invested enterprise located in Chongqing. In accordance with a PRC tax regulation which encourages investment in China’s southwest region, Chongqing Daqo is entitled to a preferential tax rate of 15% from its establishment through 2010.

Daqo New Material is a domestic enterprise registered in Chongqing and is subject to an income tax rate of 33%, 25% and 25% for the years ended December 31, 2007 and 2008 and the nine months ended September 30, 2009, respectively.

Nanjing Daqo is a foreign invested enterprise located in Nanjing and is subject to an income tax rate of 25%.

Under the New EIT Law and implementation regulations issued by the PRC State Council, an income tax rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. Undistributed earnings of the Group’s PRC subsidiaries of $44 million as of September 30, 2009 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 22, 2007 (INCEPTION) TO DECEMBER 31, 2007,

THE YEAR ENDED DECEMBER 31, 2008 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)

(In U.S. dollars, except share data)

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interests in VIE because these entities do not have any accumulated earnings as of the balance sheet date.

The Group adopted the provisions of ASC 740-10, “Income Taxes” (previously FIN 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS No. 109”). The Group made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the tax positions’ technical merits, and measured the unrecognized benefits associated with the tax positions. The adoption of ASC 740-10 did not have any impact on the Group’s total liabilities or shareholders’ equity. The Group did not have any unrecognized tax benefits as of December 31, 2007 or 2008 or September 30, 2009. The Group does not anticipate that unrecognized tax benefits will significantly increase or decrease within the next twelve months.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. From inception to 2008, the Group is subject to examination of the PRC tax authorities. The Group classifies interest and penalties associated with taxes as income tax expense. Such charges were immaterial in the years ended December 31, 2007 and 2008 and the nine months ended September 30, 2009 and 2008 (unaudited).

Income tax expenses comprise:

	Period from November 22, 2007 to December 31, 2007	Year Ended December 31, 2008	Nine Months Ended September 30,
			2009	2008
				(unaudited)
Current Tax	$—	$1,646,756	$3,765,442	$327,896
Deferred Tax Benefit	—	(44,797)	(372,126)	(119,381)

Total	$—	$1,601,959	$3,393,316	$208,515

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 22, 2007 (INCEPTION) TO DECEMBER 31, 2007,

THE YEAR ENDED DECEMBER 31, 2008 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)

(In U.S. dollars, except share data)

The principal components of deferred income tax assets and liabilities are as follows:

	December 31,		September 30, 2009
	2007	2008
Net operating loss carried forward	$—	$601,601	$933,036
Depreciation of property, plant and equipment	—	287,622	329,725

Total	$—	$889,223	$1,262,761

Deferred tax assets are analyzed as:
Current	$—	$—	$—
Non-current	—	889,223	1,262,761

Deferred tax liabilities are analyzed as:
Current	$—	$—	$—
Non-current	—	—	—

The Group uses the asset and liability method to record related deferred tax assets and liabilities. In assessing the realizability of deferred tax assets, the Group considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the level of projections for future taxable income over the periods in which the deferred tax assets are deductible, the Group believes it is more likely than not that the Group will realize the benefits of these deductible differences as at December 31, 2007 and 2008 and September 30, 2009. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. As of September 30, 2009, the Group’s VIE, Daqo New Material, had net operating losses carried forward of approximately $3,732,000, among which $2,406,000 will expire if not used by the end of 2013 and $1,326,000 will expire in 2014.

The effective income tax rate of the Group is different from the expected PRC statutory rate as a result of the following items:

	Period from November 22, 2007 to December 31, 2007	Year Ended December 31, 2008	Nine Months Ended September 30,
			2009	2008
				(unaudited)
PRC Enterprise Income Tax	33%	25%	25%	25%
Losses with no tax benefit	(33)%	—	—	—
Preferential income tax rate of a subsidiary	—	(8)%	(10)%	(14)%
Additional tax deductions	—	(10)%	—	—

Effective tax rate	—	7%	15%	11%

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 22, 2007 (INCEPTION) TO DECEMBER 31, 2007,

THE YEAR ENDED DECEMBER 31, 2008 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)

(In U.S. dollars, except share data)

The aggregate amount and per share effect of the tax holiday are as follows:

	Period from November 22, 2007 to December 31, 2007	Year Ended December 31, 2008	Nine Months Ended September 30,
			2009	2008
				(unaudited)
The aggregate dollar effect (in thousands)	—	1,811	2,510	266
Per share effect—basic and diluted	—	0.02	0.03	0.00

11.	RELATED PARTY TRANSACTIONS AND BALANCES

(1)	The relationships between the Group and related parties are as follows:

Name of the related party	Relationship
Daqo Group	An affiliated company representing the parent company of Daqo New Material holding 100% equity ownership of Daqo New Material. Daqo Group and the Company are controlled by same group of shareholders.

Jiangsu Daqo Changjiang Electric Co., Ltd. Daqo New Material	An affiliated company owned by Daqo Group An affiliated company, subsidiary of Daqo Group, being consolidated in the Company’s financial statements as a VIE from July 1, 2008.

(2)	The Group entered into the following transactions with related companies:

(a)	In August 2006, Daqo Group entered into a contract with an engineering firm to design and erect the Group’s production facilities and to provide technical consulting and engineering services to Chongqing Daqo for total consideration of Euro 8,400,000 ($10,756,536). In January 2008, Daqo New Material acquired rights on behalf of Chongqing Daqo to expand the contract terms for consideration of Euro 750,000 ($1,102,748).

In June 2008, Daqo Group and Daqo New Material terminated all of the agreements with the engineering firm and Chongqing Daqo entered into new agreements with the engineering firm. All payments that had been made by Daqo Group under the original agreements became the Group’s accounts payable to Daqo Group. The costs are capitalized as a component of property, plant and equipment. At December 31, 2008 and September 30, 2009, the balance due to Daqo Group as a result of this agreement was $5,229,332 and $nil, respectively.

(b)	In March 2008, Daqo Group deposited $6,584,130 in a bank account to secure a short-term loan of $6,000,000 the Company obtained from a foreign bank, which was repaid in March 2009. As of December 31, 2008 and September 30, 2009, Daqo Group guaranteed the Group’s long-term debt obtained from a PRC bank of $87,788,400 and $166,634,650, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 22, 2007 (INCEPTION) TO DECEMBER 31, 2007,

THE YEAR ENDED DECEMBER 31, 2008 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)

(In U.S. dollars, except share data)

(c)	On September 12, 2009, the paid-in capital of Daqo New Material was increased to RMB895 million ($126 million) after Daqo Group converted the amount payable to it, which was recorded in amount due to related party, to owner’s equity.

(3)	Related party balances:

The Group received a commitment from Daqo Group that the amount due to Daqo Group is interest free and will not be due for at least 12 months from September 30, 2009.

The amount due to related party was as follows:

Amount due to related party	December 31,		September 30, 2009
	2007	2008
Daqo Group	$—	$38,596,001	$218,385

The Group’s balance due to Daqo Group was related to payments made by Daqo Group on behalf of the Group for technical consulting and engineering services, general and administrative expenses and the purchase of property, plant and equipment.

12. COMMITMENTS

Lease commitments

In December 2006, Daqo New Material signed a contract with the local government to obtain land use rights in Chongqing for a period of 50 years through December 27, 2056. Daqo New Material paid $1,658,267 through September 30, 2009. The remaining balance of $4,906,269 was initially payable within one year after commercial production of polysilicon of the Group commences, i.e. July 1, 2009. On September 22, 2009, the Group obtained a letter from local government to confirm that the delayed payment would not lead to any penalty or interest, and the land use rights would be still effective. The Group will negotiate a revised payment schedule with the local government.

In October 2008, Chongqing Daqo entered an agreement to obtain additional land use rights in Chongqing for total consideration of $3,722,228. The lease period will begin at the Group’s discretion. No payments have been made as of September 30, 2009.

Capital commitments

As of September 30, 2009, commitments outstanding for the purchase of property, plant and equipment approximated $2,688,370.

13. VARIABLE INTEREST ENTITY

The equity interests in Daqo New Material, the VIE, are funded by Daqo Group. Daqo New Material was structured to acquire land use rights and to erect certain facilities for the future use of the Group.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 22, 2007 (INCEPTION) TO DECEMBER 31, 2007,

THE YEAR ENDED DECEMBER 31, 2008 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)

(In U.S. dollars, except share data)

The lease agreement with the VIE is structured such that Chongqing Daqo protect Daqo Group from potential losses from Daqo New Material. As a result of this agreement, Chongqing Daqo is the primary beneficiary of Daqo New Material. Lease income and expenses and associated receivables and payables are eliminated upon consolidation as intercompany transactions. Net income of the VIE is reflected as an adjustment to noncontrolling interest.

The VIE is principally engaged in leasing all its assets for use in the Group’s operations. Total assets, liabilities, net revenues, operating costs and expenses and net income of VIE are as follows:

	June 30, 2008	December 31, 2008	September 30, 2009
Cash	$4,111,675	$1,951,015	$1,127,016
Property, plant and equipment	$111,680,799	$110,769,382	$190,409,702
Prepaid land use rights	$826,799	$761,041	$1,587,525
Total Assets	$158,452,470	$182,863,393	$219,570,914
Payable for property, plant and equipment	$20,970,318	$11,799,185	$2,493,275
Long-term borrowings, including current portion	$77,269,760	$87,788,400	$87,895,200
Total Liabilities	$109,967,847	$133,852,137	$91,652,489

	Period from July 1, 2008 to December 31, 2008	Nine Month Period Ended September 30, 2009	Period from July 1, 2008 to September 30, 2008
			(unaudited)
Revenues	$8,162,423	$8,068,205	$4,365,383
Operating costs and expenses	$7,835,556	$9,057,922	$4,354,918
Net income (loss)	$326,867	$(989,717)	$10,465

14.	SUBSEQUENT EVENTS

The Group has evaluated subsequent events through January 20, 2010.

(a)	On October 31, 2009, the board of directors granted options to purchase a total of 5,350,000 ordinary shares to the Group’s officers, directors, employees and consultants pursuant to the 2009 share incentive plan. All of the options have an exercise price of $1.38 per share with an incentive plan term of 10 years. Twenty-five percent of the ordinary shares subject to the options will vest one year following the vesting commencement date, and the remaining seventy-five percent of the ordinary shares subject to the option will vest in 36 equal installments over the next three years.

(b)	On November 9, 2009, Chongqing Daqo signed a supplementary lease agreement with Daqo New Material, to lease the production infrastructures of phase 1b from November 9, 2009 until December 31, 2013 at a fixed monthly rental of RMB3.0 million ($0.4 million). The other terms are same as those of the lease agreement for phase 1a.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 22, 2007 (INCEPTION) TO DECEMBER 31, 2007,

THE YEAR ENDED DECEMBER 31, 2008 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)

(In U.S. dollars, except share data)

(c)	On November 11, 2009, the Company approved a resolution to designate 40,000,000 of its authorized ordinary shares as 40,000,000 authorized Series A preferred shares, with a par value of $0.0001 each. On November 11, 2009, the Company entered into a Share Purchase Agreement with certain investors to issue 29,714,103 Series A preferred shares, for a total consideration of $55,000,000. Each Series A preferred share will be automatically converted into one ordinary share upon the closing of a qualified initial public offering.

(d)	On December 22, 2009, the Group obtained a $9,153,375 (RMB62,500,000) short-term bank borrowing from a PRC bank, at a fixed annual interest rate of 5.31%. The bank borrowing is guaranteed by DAQO Group and has a maturity of 1 year.

(e)	On December 30, 2009, the Group obtained a $10,255,980 (RMB70,000,000) long-term bank borrowing from a PRC bank. The bank borrowing bears floating interest rate which is subject to adjustment following the China government’s standard interest rate. The bank borrowing is guaranteed by DAQO Group and has a maturity of 2 year.

*    *    *    *    *    *

FINANCIAL STATEMENTS SCHEDULE I

DAQO NEW ENERGY CORP.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEET

DECEMBER 31, 2007 AND 2008

(In U.S. dollars, except share data)

	December 31,
	2007	2008
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$—	$47,744

	—	47,744
Investments in subsidiaries, net	—	28,941,430

TOTAL ASSETS	$—	$28,989,174

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
CURRENT LIABILITIES
Accrued expenses and other current liabilities	$47,542	$—
Short-term borrowing	—	6,000,000

Total current liabilities	47,542	6,000,000
Other long-term liabilities	—	900,000
Amount due to related party	—	47,542

TOTAL LIABILITIES	47,542	6,947,542

SHAREHOLDERS’ (DEFICIT) EQUITY
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized; 100,000,000 shares issued and outstanding as of December 31, 2007 and 2008)	10,000	10,000
Subscription receivable	(10,000)	(10,000)
(Accumulated deficit) retained earnings	(47,542)	21,477,485
Accumulated other comprehensive income	—	564,147

Total shareholders’ (deficit) equity	(47,542)	22,041,632

TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY	$—	$28,989,174

FINANCIAL STATEMENTS SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM NOVEMBER 22, 2007 (INCEPTION) TO DECEMBER 31, 2007 AND THE YEAR ENDED DECEMBER 31, 2008

(In U.S. dollars)

	Period from November 22, 2007 (inception) to December 31, 2007	Year Ended December 31, 2008
OPERATING EXPENSES
General and administrative	$(47,542)	$—

Total operating expenses	(47,542)	—

LOSS FROM OPERATION	(47,542)	—
Interest expenses	—	(451,256)

NET LOSS BEFORE SHARE OF RESULTS OF SUBSIDIARIES	(47,542)	(451,256)
Share of results of subsidiaries	—	21,976,283

NET (LOSS) INCOME	$(47,542)	$21,525,027

FINANCIAL STATEMENTS SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE (LOSS) INCOME

FOR THE PERIOD FROM NOVEMBER 22, 2007 (INCEPTION) TO DECEMBER 31, 2007 AND THE YEAR ENDED DECEMBER 31, 2008

(In U.S. dollars, except share data)

	Ordinary Shares		Subscription Receivable	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive Income	Total	Comprehensive (Loss) Income
	Number	$
Balance at November 22, 2007 (inception)	—	$—	$—	$—	$—	$—	$—
Issuance of ordinary shares and subscription	100,000,000	10,000	(10,000)	—	—	—	—
Net loss	—	—	—	(47,542)	—	(47,542)	(47,542)

BALANCE AT DECEMBER 31, 2007	100,000,000	$10,000	$(10,000)	(47,542)	—	(47,542)	(47,542)

Net income	—	—	—	21,525,027	—	21,525,027	21,525,027
Foreign currency translation adjustments	—	—	—	—	564,147	564,147	564,147

BALANCE AT DECEMBER 31, 2008	100,000,000	$10,000	$(10,000)	$21,477,485	$564,147	$22,041,632	$22,089,174

FINANCIAL STATEMENTS SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM NOVEMBER 22, 2007 (INCEPTION) TO DECEMBER 31, 2007 AND THE YEAR ENDED DECEMBER 31, 2008

(In U.S. dollars)

	Period from November 22, 2007 (inception) to December 31, 2007	Year ended December 31, 2008
OPERATING ACTIVITIES
Net (loss) income	$(47,542)	$21,525,027
Share of results of subsidiaries	—	(21,976,283)
Adjustments to reconcile net income to net cash used in operating activities:
Changes in other current liabilities	47,542	—

Net cash used in operating activities	—	(451,256)

INVESTING ACTIVITIES
Capital contributed to a subsidiary	—	(6,401,000)

Cash used in investing activities	—	(6,401,000)

FINANCING ACTIVITIES
Proceeds from bank borrowings	—	6,000,000
Proceeds from other borrowing		900,000

Cash provided by financing activities	—	6,900,000

NET INCREASE IN CASH AND CASH EQUIVALENTS	—	47,744
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	—	—

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$—	$47,744

FINANCIAL STATEMENTS SCHEDULE I

DAQO NEW ENERGY CORP.

Notes to Schedule I

1.	Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.	The financial statements of Daqo New Energy Corp. (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) except for accounting of the Company’s subsidiaries and certain footnote disclosures as described below.

3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Company.

4.	As of December 31, 2008, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE OWNER AND BOARD OF DIRECTORS OF THE PREDECESSOR BUSINESS OF DAQO NEW ENERGY CORP.:

We have audited the accompanying balance sheets of the predecessor business of Daqo New Energy Corp., Daqo New Material Co., Ltd. (“Daqo New Material”) (a development stage enterprise), as of December 31, 2006 and 2007 and June 30, 2008, and the related statements of operations, owners’ equity and comprehensive income (loss), and cash flows for the period from November 16, 2006 (inception) to December 31, 2006, the year ended December 31, 2007, the six months ended June 30, 2008, and the period from November 16, 2006 (inception) to June 30, 2008. These financial statements are the responsibility of Daqo New Material’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Daqo New Material is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the predecessor business of Daqo New Energy Corp.’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the predecessor business of Daqo New Energy Corp. as of December 31, 2006 and 2007 and June 30, 2008, and the results of its operations and its cash flows for the period from November 16, 2006 (inception) to December 31, 2006, the year ended December 31, 2007, the six months ended June 30, 2008 and the period from November 16, 2006 (inception) to June 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the predecessor business of Daqo New Energy Corp. was in the development stage at December 31, 2006 and 2007 and June 30, 2008; it completed its development activities and commenced its planned principal operations on July 1, 2008.

/s/ DELOITTE TOUCHE TOHMATSU CPA LTD.

Shanghai, China

August 20, 2009 (January 12, 2010 as to the subsequent events described in Note 12)

PREDECESSOR BUSINESS OF DAQO NEW ENERGY CORP.,

DAQO NEW MATERIAL CO., LTD.

(A DEVELOPMENT STAGE ENTERPRISE)

BALANCE SHEETS

DECEMBER 31, 2006 AND 2007 AND JUNE 30, 2008

(In U.S. dollars)

	December 31,		June 30, 2008
	2006	2007
ASSETS
Current assets:
Cash and cash equivalents	$7,901,783	$3,842,142	$4,111,675
Restricted cash	—	15,561,805	16,907,511
Prepaid expenses and other current assets	—	2,405,076	8,284,412
Advances to suppliers	—	1,787,423	2,002,773

Total current assets	7,901,783	23,596,446	31,306,371

Amount due from related party	—	—	13,790,975
Property, plant and equipment, net	332,948	76,179,115	111,680,799
Prepaid land use rights	728,673	847,239	826,799
Deferred tax assets	156,128	382,452	847,526

TOTAL ASSETS	$9,119,532	$101,005,252	$158,452,470

LIABILITIES AND OWNER’S EQUITY
Current liabilities:
Accounts payable	$—	$—	$35,274
Advances from customer	—	13,690,000	—
Payables for purchases of property, plant and equipment	—	1,974,739	20,970,318
Accrued expenses and other current liabilities	—	376,294	372,701

Total current liabilities	—	16,041,033	21,378,293

Long-term borrowings	—	27,380,000	77,269,760
Amount due to related party	472,181	10,810,911	11,319,794

Total liabilities	472,181	54,231,944	109,967,847

Commitments (Note 11)

Owner’s equity:
Paid-in capital	8,898,260	45,938,900	45,938,900
Deficit accumulated during the development stage	(325,530)	(1,096,766)	(2,386,067)
Accumulated other comprehensive income	74,621	1,931,174	4,931,790

Total owner’s equity	8,647,351	46,773,308	48,484,623

TOTAL LIABILITIES AND OWNER’S EQUITY	$9,119,532	$101,005,252	$158,452,470

See notes to predecessor financial statements.

PREDECESSOR BUSINESS OF DAQO NEW ENERGY CORP.,

DAQO NEW MATERIAL CO., LTD.

(A DEVELOPMENT STAGE ENTERPRISE)

STATEMENTS OF OPERATIONS

FOR THE PERIOD FROM NOVEMBER 16, 2006 (INCEPTION) TO DECEMBER 31, 2006, THE YEAR ENDED DECEMBER 31, 2007 AND THE SIX MONTHS ENDED JUNE 30, 2008

(In U.S. dollars)

	Period from November 16, 2006 (inception) to December 31, 2006	Year Ended December 31, 2007	Six months ended June 30, 2008	Accumulated from November 16, 2006 (inception) to June 30, 2008
Operating expenses:
General and administrative expenses	$(489,748)	$(1,052,794)	$(2,059,789)	$(3,602,331)
Other operating income	—	—	157,417	157,417

Total operating expenses	(489,748)	(1,052,794)	(1,902,372)	(3,444,914)

Loss from operations	(489,748)	(1,052,794)	(1,902,372)	(3,444,914)

Interest income	3,882	74,491	185,258	263,631

Loss before income taxes	(485,866)	(978,303)	(1,717,114)	(3,181,283)
Income tax benefit	160,336	207,067	427,813	795,216

Net loss	$(325,530)	$(771,236)	$(1,289,301)	$(2,386,067)

See notes to predecessor financial statements.

PREDECESSOR BUSINESS OF DAQO NEW ENERGY CORP.,

DAQO NEW MATERIAL CO., LTD.

(A DEVELOPMENT STAGE ENTERPRISE)

STATEMENTS OF OWNER’S EQUITY AND COMPREHENSIVE INCOME (LOSS)

FOR THE PERIOD FROM NOVEMBER 16, 2006 (INCEPTION) TO DECEMBER 31, 2006, THE YEAR ENDED DECEMBER 31, 2007 AND THE SIX MONTHS ENDED JUNE 30, 2008

(In U.S. dollars)

	Paid-in Capital	Deficit accumulated during the development stage	Accumulated Other Comprehensive Income	Total	Comprehensive Income (Loss)
Balance at November 16, 2006 (inception)	$—	$—	$—	$—	$—
Contributed capital	8,898,260	—	—	8,898,260	—
Net loss	—	(325,530)	—	(325,530)	(325,530)
Foreign currency translation adjustments	—	—	74,621	74,621	74,621

Balance at December 31, 2006	$8,898,260	$(325,530)	$74,621	$8,647,351	$(250,909)

Contributed capital	37,040,640	—	—	37,040,640
Net loss	—	(771,236)	—	(771,236)	(771,236)
Foreign currency translation adjustments	—	—	1,856,553	1,856,553	1,856,553

Balance at December 31, 2007	$45,938,900	$(1,096,766)	$1,931,174	$46,773,308	$1,085,317

Net loss	—	(1,289,301)	—	(1,289,301)	(1,289,301)
Foreign currency translation adjustments	—	—	3,000,616	3,000,616	3,000,616

Balance at June 30, 2008	$45,938,900	$(2,386,067)	$4,931,790	$48,484,623	$1,711,315

See notes to predecessor financial statements.

PREDECESSOR BUSINESS OF DAQO NEW ENERGY CORP.,

DAQO NEW MATERIAL CO., LTD.

(A DEVELOPMENT STAGE ENTERPRISE)

STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM NOVEMBER 16, 2006 (INCEPTION) TO DECEMBER 31, 2006, THE YEAR ENDED DECEMBER 31, 2007 AND THE SIX MONTHS ENDED JUNE 30, 2008

(In U.S. dollars)

	Period from November 16, 2006 (inception) to December 31, 2006	Year Ended December 31, 2007	Six Months Ended June 30, 2008	Accumulated from November 16, 2006 to June 30, 2008
Operating activities:
Net loss	$(325,530)	$(771,236)	$(1,289,301)	$(2,386,067)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Deferred tax income taxes	(160,336)	(207,067)	(427,813)	(795,216)
Depreciation of property, plant and equipment	—	10,855	566,712	577,567
Lease expenses of land use rights	—	123,533	66,541	190,074
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	—	(2,405,076)	(5,879,336)	(8,284,412)
Advances to suppliers	—	(1,787,423)	(215,350)	(2,002,773)
Prepaid land use rights	(728,673)	—	—	(728,673)
Accounts payable	—	—	35,274	35,274
Accrued expenses and other current liabilities	—	376,294	(3,593)	372,701
Advances from customers	—	13,690,000	(13,690,000)	—
Amount due to related party	472,181	648,790	534,872	1,655,843

Net cash (used in) provided by operating activities	(742,358)	9,678,670	(20,301,994)	(11,365,682)

Investing activities:
Advance to related party	—	—	(13,790,975)	(13,790,975)
Purchases of property, plant and equipment	(332,948)	(72,651,210)	(14,426,948)	(87,411,106)
Changes in restricted cash	—	(15,561,805)	(1,345,706)	(16,907,511)

Cash used in investing activities	(332,948)	(88,213,015)	(29,563,629)	(118,109,592)

Financing activities:
Proceeds from bank borrowings	—	27,380,000	49,889,760	77,269,760
Advance from related party	—	9,689,940	—	9,689,940
Repayment to related party	—	—	(25,989)	(25,989)
Capital contribution from owner	8,898,260	37,040,640	—	45,938,900

Net cash provided by financing activities	8,898,260	74,110,580	49,863,771	132,872,611

Effect of exchange rate changes	78,829	364,124	271,385	714,338

Net increase (decrease) in cash and cash equivalents	7,901,783	(4,059,641)	269,533	4,111,675
Cash and cash equivalents at the beginning of the year	—	7,901,783	3,842,142	—

Cash and cash equivalents at the end of the year	7,901,783	3,842,142	4,111,675	4,111,675

Supplemental disclosure of cash flow information:
Interest paid	$—	$218,821	$2,461,852	$2,680,673

Income taxes paid	$—	$—	$—	$—

Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in accounts payable	$—	$1,974,739	$18,995,579	$20,970,318

See notes to predecessor financial statements.

PREDECESSOR BUSINESS OF DAQO NEW ENERGY CORP.,

DAQO NEW MATERIAL CO., LTD.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO PREDECESSOR FINANCIAL STATEMENTS

FOR THE PERIOD FROM NOVEMBER 16, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEAR ENDED DECEMBER 31, 2007 AND THE SIX MONTHS ENDED JUNE 30, 2008

(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Daqo New Material Co., Ltd. (“Daqo New Material”) was established by Daqo Group Co., Ltd. (“Daqo Group”) as a limited liability company on November 16, 2006 in the Peoples’ Republic of China (“PRC”) for the primary purpose of developing a photovoltaic business. Daqo New Material’s activities included acquiring land use rights and constructing production infrastructure, including buildings and major production machinery and equipment. Chongqing Daqo New Energy Co. Ltd. (“Chongqing Daqo”), which was incorporated on January 14, 2008, is a wholly owned subsidiary of Daqo New Energy Corp. (the “Company”), (formerly named Mega Stand International Ltd.), which was established on November 22, 2007 in the Cayman Islands. Chongqing Daqo acquired additional machinery and equipment that are used in connection with Daqo New Material’s land and production infrastructure.

Subsequent to its establishment, Chongqing Daqo entered into a lease agreement with Daqo New Material dated June 30, 2008 to rent all of Daqo New Material’s land, production infrastructure and machinery and equipment for the Group’s polysilicon production. The initial lease agreement has a five-year term starting July 1, 2008, with monthly lease payments at a fixed amount of RMB9.95 million ($1.4 million). The initial lease agreement also provided that if Daqo New Material transferred the ownership of the leased assets to any third party, the lease agreement will remain effective and enforceable against the new owner. One month before the expiry of the initial lease term, the lease agreement could be renewed for an additional five-year term upon mutual consent. Chongqing Daqo had the right of first refusal to rent the leased assets under the initial lease agreement. The lease agreement was amended and restated in August 2009, with retrospective effect from January 1, 2009. Under the amended and restated lease agreement, the lease period is from January 1, 2009 until December 31, 2013, with monthly lease payment at a fixed amount of $0.9 million (RMB6.1 million). One month before the expiry of the lease period, Chongqing Daqo has the option to renew the lease on the same terms and conditions for additional five-year periods. Furthermore, the amended and restated lease agreement provides that Chongqing Daqo has the option to purchase, or to designate any person to purchase, the leased assets at the then fair value at any time during the lease period or within one year following the lease period, if permitted by the PRC laws and regulations. If Daqo New Material desires to transfer the ownership of the leased assets to a third party, Chongqing Daqo has the right of first refusal to acquire the leased assets under the same conditions, and if the leased assets are transferred to a third party, the lease agreement will remain effective and enforceable against the new owner.

The minimum lease payments protect Daqo Group from the risk of loss related to Daqo New Material, and represent an implicit guarantee between related parties. Chongqing Daqo and Daqo Group hold all of the variable interests of Daqo New Material. The operating activities of Daqo New Material are most closely associated with Chongqing Daqo. As a result, Chongqing Daqo is the primary beneficiary and Daqo New Material’s financial results are consolidated in the Company’s financial statements beginning July 1, 2008.

The Company, its subsidiaries and Daqo New Material, are collectively referred to as the “Group”. Daqo New Material has been deemed to be Chongqing Daqo’s predecessor business from November 16, 2006 (inception) through June 30, 2008.

PREDECESSOR BUSINESS OF DAQO NEW ENERGY CORP.,

DAQO NEW MATERIAL CO., LTD.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO PREDECESSOR FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 16, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEAR ENDED DECEMBER 31, 2007 AND THE SIX MONTHS ENDED JUNE 30, 2008

(In U.S. dollars)

2.	DEVELOPMENT STAGE

Daqo New Material was a development stage enterprise at December 31, 2006 and 2007 and June 30, 2008. Daqo New Material completed its development activities and commenced principal operations in July 2008.

3.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of presentation

The financial statements of Daqo New Material have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b) Use of Estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the amounts of revenues and expenses during the reporting period. Management has made significant estimates in a variety of areas, including but not limited to the allowance for doubtful accounts, useful lives and residual values of property, plant and equipment, impairment for long-lived assets, and valuation allowances for deferred tax assets. Actual results could differ from these estimates.

(c) Concentration of credit risk

Financial instruments that potentially expose Daqo New Material to concentrations of credit risk consist primarily of cash and cash equivalents.

Daqo New Material places its cash and cash equivalents in various financial institutions in the PRC. Daqo New Material believes that no significant credit risk exists as these banks are principally government-owned financial institutions with high credit rating and quality.

(d) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

(e) Restricted cash

Restricted cash amounted to $nil, $15,561,805 and $16,907,511 as of December 31, 2006 and 2007 and June 30, 2008, respectively, are placed in bank accounts which are restricted for purchasing property, plant and equipment or as the collateral for the long-term loans borrowed by Daqo New Material.

(f) Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is recognized on a straight-line basis over the following estimated useful lives:

Buildings and plant	20 years
Machinery and equipment	10 years
Furniture, fixtures and equipment	3-5 years
Motor vehicles	6 years

PREDECESSOR BUSINESS OF DAQO NEW ENERGY CORP.,

DAQO NEW MATERIAL CO., LTD.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO PREDECESSOR FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 16, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEAR ENDED DECEMBER 31, 2007 AND THE SIX MONTHS ENDED JUNE 30, 2008

(In U.S. dollars)

Costs incurred on construction are capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.

Interest expense incurred for construction of property, plant, and equipment is capitalized as part of the cost of such assets. Interest expense capitalized for the period from November 16, 2006 to December 31, 2006, the year ended December 31, 2007 and the six months ended June 30, 2008, were $nil, $264,588 and $2,559,536, respectively.

(g) Prepaid land use rights

All land in the PRC is owned by the PRC government. The PRC government, according to PRC law, may sell the land use rights for a specified period of time. Daqo New Material’s land use rights in the PRC are stated at cost less recognized lease expenses. In December 2006, Daqo New Material signed a land use rights agreement with a 50 year term for $6,564,536 and paid a down-payment of $728,673. The down-payment has been recorded as prepaid land use rights. Lease expense is recognized over the term of the agreements on a straight-line basis. Daqo New Material recognized lease expense of $nil, $123,533 and $66,541 for the period from November 16, 2006 to December 31, 2006, the year ended December 31, 2007 and the six months ended June 30, 2008.

(h) Impairment of long-lived assets

Daqo New Material evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. When these events occur, Daqo New Material measures impairment by comparing the carrying amount of the asset group to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, Daqo New Material will recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets. No impairment charges were recognized for the period from November 16, 2006 to December 31, 2006, the year ended December 31, 2007 and the six months ended June 30, 2008.

(i) Employee welfare benefits

Full time employees of Daqo New Material in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require Daqo New Material to accrue for these defined contribution plans based on certain percentages of the employees’ salaries.

Contributions to defined contribution plans are expensed as incurred. During the period from November 16, 2006 to December 31, 2006, the year ended December 31, 2007 and the six months ended June 30, 2008, Daqo New Material recognized immaterial expenses in 2006 and 2007 and $32,201 in 2008, respectively.

PREDECESSOR BUSINESS OF DAQO NEW ENERGY CORP.,

DAQO NEW MATERIAL CO., LTD.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO PREDECESSOR FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 16, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEAR ENDED DECEMBER 31, 2007 AND THE SIX MONTHS ENDED JUNE 30, 2008

(In U.S. dollars)

(j) Government subsidies

Daqo New Material receives unrestricted cash subsidies from local governmental agencies. Daqo New Material records unrestricted government subsidies as other operating income in the statements of operations. Unrestricted government cash subsidies received for the period from November 16, 2006 to December 31, 2006, the year ended December 31, 2007 and the six months ended June 30, 2008 totaled $nil, $nil and $157,417 respectively.

(k) Income taxes

Deferred income taxes are recognized for temporary differences between the tax base of assets and liabilities and their reported amount in the financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operation in the period of the enactment of the change. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

(l) Foreign currency translation

The functional currency of Daqo New Material is the Chinese Renminbi (“RMB”). The reporting currency of Daqo New Material is the United States dollar (“U.S. dollar”). Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated at average rate of exchange prevailing during the periods presented. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statement of owner’s equity.

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange of People’s Republic of China, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. Daqo New Material’s aggregate amount of cash and cash equivalents and restricted cash denominated in RMB amounted to $7,901,783, $19,403,947 and $17,490,913 as of December 31, 2006 and 2007 and June 30, 2008, respectively.

(m) Comprehensive income (loss)

Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners and is comprised of net income (loss) and foreign currency translation adjustments.

PREDECESSOR BUSINESS OF DAQO NEW ENERGY CORP.,

DAQO NEW MATERIAL CO., LTD.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO PREDECESSOR FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 16, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEAR ENDED DECEMBER 31, 2007 AND THE SIX MONTHS ENDED JUNE 30, 2008

(In U.S. dollars)

(n) Fair value of financial instruments

Effective on January 1, 2008, Daqo New Material adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurement” (“SFAS No. 157”), which provides a framework for measuring fair value under U.S. GAAP, and expanded disclosure requirements about assets and liabilities measured at fair value. In February 2008, the FASB issued FASB Staff Position FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), which delays the effective date of SFAS No. 157 as it applies to non-financial assets and liabilities that are not required to be measured at fair value on a recurring (at least annual) basis. As a result of the delay, SFAS No. 157 will be applied to Daqo New Material’s non-financial assets and liabilities effective on January 1, 2009. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

When available, Daqo New Material measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information Daqo New Material obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, Daqo New Material generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and Daqo New Material’s evaluation of those factors changes. Although Daqo New Material uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of Daqo New Material’s assets, liabilities, owner’s equity and net income or loss.

Daqo New Material’s financial instruments include cash and cash equivalents, restricted cash, accounts payable, payable for purchase of property, plant and equipment, and long-term borrowings. The carrying amounts of these short-term financial instruments approximate their fair values due to the short-term maturity of these instruments.

Management believes the carrying value of the long-term bank borrowings of approximately $nil, $27,380,000 and $77,269,760 as of December 31, 2006 and 2007 and June 30, 2008 approximate its fair value as they are carried at market interest rates.

The fair value of amount due to related parties was approximately $472,181, $10,810,911 and $11,319,794 as of December 31, 2006 and 2007 and June 30, 2008. The fair value was estimated using discounted cash flow technique based on pertinent information available to us as of December 31, 2008.

PREDECESSOR BUSINESS OF DAQO NEW ENERGY CORP.,

DAQO NEW MATERIAL CO., LTD.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO PREDECESSOR FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 16, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEAR ENDED DECEMBER 31, 2007 AND THE SIX MONTHS ENDED JUNE 30, 2008

(In U.S. dollars)

Although management is not aware of any factors that would significantly affect these fair value estimates, such amount has not been comprehensively revalued for purposes of the financial statements since that date, and current estimate of fair value may differ significantly from the amount presented.

(o) Start-up costs

Daqo New Material expenses all costs incurred in connection with start-up activities, including preproduction costs and organization costs.

(p) Recent accounting pronouncements

In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133” (“SFAS No. 161”). The statement requires enhanced disclosures to help investors better understand the effect of an entity’s derivate instruments and related hedging activities on its financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Daqo New Material will adopt SFAS No. 161 on January 1, 2009.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events”. The statement establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This Statement shall be effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively. Daqo New Material will incorporate the requirements on June 30, 2009.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets-an amendment of FASB Statement No. 140”. The statement improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. Daqo New Material will incorporate the requirements on January 1, 2010.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification” (“Codification”) and Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162” as the single source of authoritative nongovernmental U.S. GAAP to be launched on July 1, 2009. The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered nonauthoritative. The Codification is effective for interim and annual periods ending after September 15, 2009. The Codification is effective for the Company during the interim period ending September 30, 2009 and will not have an impact on the financial condition or results of operations.

PREDECESSOR BUSINESS OF DAQO NEW ENERGY CORP.,

DAQO NEW MATERIAL CO., LTD.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO PREDECESSOR FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 16, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEAR ENDED DECEMBER 31, 2007 AND THE SIX MONTHS ENDED JUNE 30, 2008

(In U.S. dollars)

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and current assets consist of the following:

	December 31,		June 30, 2008
	2006	2007
Deposits	$—	$2,071,166	$7,859,843
Others	—	333,910	424,569

Total	$—	$2,405,076	$8,284,412

5.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	December 31,		June 30, 2008
	2006	2007
Cost
Buildings and plant	$—	$581,211	$96,954,105
Machinery and equipment	—	—	14,951,563
Furniture, fixtures and equipment	—	46,153	167,309
Motor vehicles	—	174,081	185,388
Less: Accumulated depreciation	—	(10,855)	(577,566)

Property, plant and equipment, net	$—	$790,590	$111,680,799
Construction in process	332,948	75,388,525	—

Total	$332,948	$76,179,115	$111,680,799

Depreciation expense was $nil, $10,855 and $566,712 for the period from November 16, 2006 to December 31, 2006, the year ended December 31, 2007 and the six months ended June 30, 2008.

6.	LONG-TERM BORROWINGS

Daqo New Material obtained loans from a PRC bank. The details of bank loans are as follows:

	December 31,		June 30, 2008
	2006	2007
Guaranteed and secured(i)	$—	$27,380,000	$77,269,760

Total	$—	$27,380,000	$77,269,760

i.

As of December 31, 2007, bank loans amounting to $27,380,000 were guaranteed by Daqo Group and secured by Daqo New Material’s restricted cash of $11,704,932. As of June 30, 2008, bank loans amounting $77,269,760 were guaranteed by Daqo Group and secured by Daqo New Material’s restricted cash of $13,900,885.

PREDECESSOR BUSINESS OF DAQO NEW ENERGY CORP.,

DAQO NEW MATERIAL CO., LTD.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO PREDECESSOR FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 16, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEAR ENDED DECEMBER 31, 2007 AND THE SIX MONTHS ENDED JUNE 30, 2008

(In U.S. dollars)

The long-term bank borrowings bear floating rates which are adjusted every 12 months based upon the PRC government’s standard interest rate. The weighted average floating interest rate as of December 31, 2007 and June 30, 2008 for Daqo New Material’s long-term bank borrowings was 7.83% and 7.83%, respectively.

The principal maturities of these long-term borrowings are as follows as of June 30, 2008:

Period Ending June 30,	Amount
2009	$—
2010	15,453,952
2011	15,453,952
2012	15,453,952
2013	15,453,952
2014	15,453,952

Total	$77,269,760

7.	ADVANCE FROM CUSTOMER

Advance from customer consist of the following:

	At December 31,		At June 30, 2008
	2006	2007
Customer A	$—	$13,690,000	$—

The amount represented a prepayment from a customer under a long-term supply agreement. Subsequent to the formation of Chongqing Daqo in 2008, it was terminated.

8.	PROFIT APPROPRIATION

The domestic Chinese enterprises are required to allocate at least 10% of their after tax profits as reported in their PRC statutory financial statements to the statutory reserve and have the right to discontinue allocations to the statutory reserve if the balances of such reserve have reached 50% of their registered capital. The statutory reserve is not available for distribution to the owners (except in liquidation) and may not be transferred in the form of loans, advances or cash dividends. As of June 30, 2008, no such statutory reserve was appropriated since Daqo New Material recorded losses in each year since its inception.

9.	INCOME TAXES

Daqo New Material is a domestic enterprise registered in Chongqing and is subject to an income tax rate of 33%, 33% and 25% for the years ended December 31, 2006, 2007 and 2008.

PREDECESSOR BUSINESS OF DAQO NEW ENERGY CORP.,

DAQO NEW MATERIAL CO., LTD.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO PREDECESSOR FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 16, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEAR ENDED DECEMBER 31, 2007 AND THE SIX MONTHS ENDED JUNE 30, 2008

(In U.S. dollars)

On November 22, 2007, Daqo New Material adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS No. 109” (“FIN 48”). Daqo New Material made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the technical merits, and measured the unrecognized benefits associated with the tax positions. The adoption of FIN 48 did not have any impact on Daqo New Material’s total liabilities or owners’ equity. Daqo New Material did not have any unrecognized tax benefits in the reporting periods. Daqo New Material does not anticipate that unrecognized tax benefits will be significantly increase or decrease within the next twelve months.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. From inception to June 30, 2008, Daqo New Material is subject to examination of the PRC tax authorities. Daqo New Material classifies interest and penalties associated with taxes as income tax expense. Such charges were immaterial in 2006, 2007 and 2008.

The tax benefit comprises:

	Period from November 16, 2006 to December 31, 2006	Year Ended December 31, 2007	Six Months Ended June 30, 2008
Current Tax	$—	$—	$—
Deferred Tax Benefit	160,336	207,067	427,813

Total	$160,336	$207,067	$427,813

The principal components of the deferred income tax assets and liabilities are as follows:

	December 31,		June 30, 2008
	2006	2007
Net operating loss carried forward	$156,128	$382,452	$720,240
Depreciation of property, plant and equipment	—	—	127,286

Total	$156,128	$382,452	$847,526

Deferred tax assets are analyzed as:
Current	$—	$—	$—
Non-current	156,128	382,452	847,526

Daqo New Material uses the asset and liability method to record related deferred tax assets and liabilities. In assessing the realizability of deferred tax assets, Daqo New Material considers whether it is

PREDECESSOR BUSINESS OF DAQO NEW ENERGY CORP.,

DAQO NEW MATERIAL CO., LTD.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO PREDECESSOR FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 16, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEAR ENDED DECEMBER 31, 2007 AND THE SIX MONTHS ENDED JUNE 30, 2008

(In U.S. dollars)

more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the projections for future taxable income over the periods in which the deferred tax assets are deductible, Daqo New Material believes it is more likely than not that Daqo New Material will realize the benefits of these deductible differences as at December 31, 2006 and 2007 and June 30, 2008. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. As of June 30, 2008, Daqo New Material had net operating losses carried forward of approximately $2,880,960 which will expire if not used by the end of 2013.

The effective income tax rate of Daqo New Material is different from the expected PRC statutory rate as a result of the following items:

	Period from November 16, 2006 to December 31, 2006	Year Ended December 31, 2007	Six Months Ended June 30, 2008
PRC Enterprise Income Tax	33%	33%	25%
Effect of change in tax rate	—	(12)%	—

Effective tax rate	33%	21%	25%

10.	RELATED PARTY TRANSACTIONS AND BALANCES

(1)	The relationship between Daqo New Material and related parties are as follows:

Name of the related party	Relationship
Daqo Group	Parent company holding 100% equity ownership of Daqo New Material

Chongqing Daqo	An affiliated company under common control of the ultimate shareholders of Daqo Group and primary beneficiary of Daqo New Material through an operating lease.

(2)	Daqo New Material entered into the following transactions with related companies:

(a)	In August 2006, Daqo Group entered into a contract with an engineering firm to design and erect the Group’s production facilities and to provide technical consulting and engineering services to Chongqing Daqo for total consideration of Euro 8,400,000 ($10,756,536). In January 2008, Daqo New Material acquired rights on behalf of Chongqing Daqo to expand the contract terms for consideration of Euro 750,000 ($1,102,748).

In June 2008, Daqo Group and Daqo New Material terminated all of the agreements with the engineering firm and Chongqing Daqo entered into new agreements with the engineering firm.

PREDECESSOR BUSINESS OF DAQO NEW ENERGY CORP.,

DAQO NEW MATERIAL CO., LTD.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO PREDECESSOR FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 16, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEAR ENDED DECEMBER 31, 2007 AND THE SIX MONTHS ENDED JUNE 30, 2008

(In U.S. dollars)

As of June 30, 2008, Daqo New Material made payments to the engineering firm on behalf of Chongqing Daqo amounting to $3,338,151. At June 30, 2008, the balance due from Chongqing Daqo was $3,338,151.

(b)	On June 30, 2008, Daqo New Material signed a lease contract with Chongqing Daqo, to rent all of its operating assets, including the land use right, property, plant and equipment to Chongqing Daqo, for a period of 5 years from July 1, 2008.

(3)	Daqo New Material had the following balances between Daqo New Material and related company and its owner:

	December 31,		June 30, 2008
Amount due from related party	2006	2007
Chongqing Daqo.	$—	$—	$13,790,975

	December 31,		June 30, 2008
Amount due to related party	2006	2007
Daqo Group	$472,181	$10,810,911	$11,319,794

Daqo New Material’s balance due from Chongqing Daqo consisted of payments made by Daqo New Material on behalf of Chongqing Daqo for technical consulting and engineering services and the purchase of property, plant and equipment.

Daqo New Material’s balance due to Daqo Group was related to payments made by Daqo Group on behalf of Daqo New Material for general and administrative expenses and the purchase of property, plant and equipment.

11.	COMMITMENTS

Lease commitments

In December 2006, Daqo New Material signed a contract with local government to obtain land use rights in Chongqing for a period of 50 years through December 27, 2056. Daqo New Material paid $728,673 as down-payment. The remaining balance of $5,835,863 is payable within one year after the Group’s commercial production of polysilicon commences, or July 1, 2009.

12.	SUBSEQUENT EVENTS

Daqo New Material has evaluated subsequent events through January 12, 2010.

(a) On September 12, 2009, the paid-in capital of Daqo New Material was increased to RMB895 million ($126 million), after Daqo New Material’s owners converted the amount payable to them, which was recorded in amount due to related party, to owners’ equity.

PREDECESSOR BUSINESS OF DAQO NEW ENERGY CORP.,

DAQO NEW MATERIAL CO., LTD.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO PREDECESSOR FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM NOVEMBER 16, 2006 (INCEPTION) TO DECEMBER 31, 2006,

THE YEAR ENDED DECEMBER 31, 2007 AND THE SIX MONTHS ENDED JUNE 30, 2008

(In U.S. dollars)

(b) On September 22, 2009, Daqo New Material obtained a letter from the local government to confirm that the delay in payment for the land use rights would not lead to any penalty or interest, and the land use rights are still effective. Daqo New Material will negotiate a revised payment schedule with the local government.

(c) On November 9, 2009, Chongqing Daqo signed a supplementary lease agreement with Daqo New Material to lease the production infrastructures of Phase 1b from November 9, 2009 until December 31, 2013 at a fixed monthly rent of RMB3.0 million ($0.4 million). The other terms of the supplementary lease agreement are the same as those of the lease agreement of Phase 1a.

*    *    *    *    *    *

6,500,000 American Depositary Shares

DAQO NEW ENERGY CORP.

Representing 39,000,000 Ordinary Shares

PROSPECTUS

Until             , 2010, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray

Lazard Capital Markets
Needham & Company, LLC

            , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Island courts to be contrary to the public interest, such as indemnification against civil fraud or the consequences of committing a crime. The registrant’s articles of association provide that each officer or director of the registrant shall be indemnified out of the assets of the registrant against any liability incurred by him or her in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or where the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his or her part, or in which he or she is acquitted or in connection with any application in which relief is granted to him or her by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the registrant.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

Purchaser	Date of Sale or Issuance	Type and Number of Securities		Consideration
Gold Intellect Limited	November 22, 2007	39,000,000 ordinary shares	(1)	$3,900
Plenty China Limited	November 22, 2007	14,820,000 ordinary shares	(1)	$1,482
Ruian International Limited	November 22, 2007	10,890,000 ordinary shares	(1)	$1,089
Instantup Investments Limited	November 22, 2007	9,930,000 ordinary shares	(1)	$993
Ace Pro Holdings Limited	November 22, 2007	9,210,000 ordinary shares	(1)	$921
Best Mount International Limited	November 22, 2007	8,760,000 ordinary shares	(1)	$876
Million Fortune International Limited	November 22, 2007	7,380,000 ordinary shares	(1)	$738
Granite Global Ventures III L.P.	November 20, 2009	11,695,471 Series A preferred shares		$21,648,000
GGV III Entrepreneurs Fund L.P.	November 20, 2009	190,170 Series A preferred shares		$352,000
Venture Star Investment (HK) Limited	November 20, 2009	2,161,026 Series A preferred shares		$4,000,000
NewMargin Growth Fund, L.P.	November 20, 2009	11,615,513 Series A preferred shares		$21,500,000
Siguler Guff BRIC Opportunities Fund, LP	November 20, 2009	987,656 Series A preferred shares		$1,828,125
Siguler Guff BRIC Opportunities Fund (E), LP	November 20, 2009	362,985 Series A preferred shares		$671,875
Siguler Guff BRIC Opportunities Fund II, LP	November 20, 2009	2,157,244 Series A preferred shares		$3,993,000
Siguler Guff BRIC Opportunities Fund II (T), LP	November 20, 2009	453,275 Series A preferred shares		$839,000
Siguler Guff BRIC Opportunities Fund II (M), LP	November 20, 2009	90,763 Series A preferred shares		$168,000

Note:

(1)	Giving effect to the 10,000-for-1 share split that became effective on August 5, 2009.

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

Exhibit No.	Description of Exhibit
1.1	Form of Underwriting Agreement

3.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect

4.1	Form of Ordinary Share Certificate

4.2	Form of Third Amended and Restated Memorandum and Articles of Association of the Registrant, as effective upon the closing of this offering

4.3	Form of Deposit Agreement between the Registrant and JPMorgan Chase Bank, N.A., as depositary

4.4	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 4.3)

4.5	Investor Rights Agreement among the Registrant, the Series A preferred holders and other parties thereof dated as of November 20, 2009

5.1	Opinion of Thorp Alberga, the Cayman Islands counsel to the Registrant, regarding the issue of ordinary shares being registered

8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. federal tax matters

8.2	Opinion of Thorp Alberga regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.3	Opinion of Jun He Law Offices regarding certain Chinese tax law matters

10.1	2009 Share Incentive Plan

10.2	Form of Indemnification Agreement with the Registrant’s directors and officers

10.3	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant

10.4	English translation of the Lease Agreement between Chongqing Daqo and Daqo New Material effective from July 1, 2008

10.5	English translation of the Amended and Restated Lease Agreement between Chongqing Daqo and Daqo New Material effective from January 1, 2009

10.6	English translation of the Supplemental Agreement between Chongqing Daqo and Daqo New Material effective from November 9, 2009 with respect to the Amended and Restated Lease Agreement

10.7	English translation of the Sales and Purchase Agreement between Zhejiang Yuhui Solar Energy Source Co. Ltd. (the principal operating subsidiary of ReneSola Ltd.) and Daqo New Material dated as of October 31, 2007

10.8	English translation of the Amendment Agreement between Zhejiang Yuhui Solar Energy Source Co. Ltd. and Daqo New Material dated as of December 5, 2008 with respect to a Sales and Purchase Agreement

10.9	English translation of the Amendment Agreement among Zhejiang Yuhui Solar Energy Source Co. Ltd., Daqo New Material and Chongqing Daqo dated as of December 11, 2008 with respect to a Sales and Purchase Agreement

10.10	English translation of the Sales and Purchase Agreement between Zhejiang Yuhui Solar Energy Source Co. Ltd. and Chongqing Daqo dated as of August 4, 2009

Exhibit No.	Description of Exhibit

10.11	English translation of the Sales and Purchase Agreement between Yingli Green Energy Holding Co., Ltd. and Chongqing Daqo (formerly known as Chongqing Sailing) dated as of May 28, 2008

10.12	English translation of the Amendment Agreement between Yingli Green Energy Holding Co., Ltd. and Chongqing Daqo (formerly known as Chongqing Sailing) dated as of November 21, 2008 regarding a Sales and Purchase Agreement

10.13	English translation of the Sales and Purchase Agreement between Yingli Green Energy Holding Co., Ltd. and Chongqing Daqo dated as of August 12, 2009

10.14	English translation of a Sales and Purchase Agreement between Yingli Green Energy Holding Co., Ltd. and Chongqing Daqo dated as of December 31, 2009

10.15	English translation of the Three-party Sales and Purchase Contract among Chongqing Daqo (formerly known as Chongqing Sailing), Wuxi Suntech Power Co., Ltd. and Glory Silicon Energy (Zhenjiang) Co., Ltd. dated as of March 11, 2008

10.16	English translation of the Strategic Cooperation Agreement between Chongqing Daqo and SUMEC Hardware & Tools Co., Ltd. dated as of December 3, 2008

10.17	English translation of the Supplemental Agreement to the Strategic Cooperation Agreement between Chongqing Daqo and SUMEC Hardware & Tools Co., Ltd. dated as of December 12, 2008

10.18	English translation of a Sales and Purchase Agreement between China Electric Equipment Group (Nanjing) Semiconductor Materials Co., Ltd. and Chongqing Daqo dated as of December 18, 2009

10.19	English translation of the Loan Agreement between Daqo New Material and China Construction Bank, Wanzhou Branch dated as of September 30, 2007

10.20	English translation of the Loan Agreement between Daqo New Material and China Construction Bank, Wanzhou Branch dated as of February 28, 2008

10.21	English translation of the Loan Agreement between Daqo New Material and China Construction Bank, Wanzhou Branch dated as of July 31, 2008

10.22	English translation of the Loan Agreement between Chongqing Daqo and China Construction Bank, Wanzhou Branch dated as of January 21, 2009

10.23	English translation of the Loan Agreement between Chongqing Daqo and China Construction Bank, Wanzhou Branch dated as of July 7, 2009

10.24	English translation of the Loan Agreement between Chongqing Daqo and Huaxia Bank, Wanzhou Branch dated as of December 30, 2009

10.25	English translation of the Syndicated Loan Agreement among Chongqing Daqo, China Construction Bank, Chongqing Branch, China Construction Bank, Wanzhou Branch, and China Merchants Bank, Chongqing Jiangbei Sub-branch dated as of August 28, 2009

10.26	English translation of the Supplemental Agreement to the Syndicated Loan Agreement among Chongqing Daqo, China Construction Bank, Chongqing Branch, China Construction Bank, Wanzhou Branch, China Merchants Bank, Chongqing Jiangbei Sub-branch, China CITIC Bank, Chongqing Branch, Daqo Group, Guangfu Xu and Xiang Xu dated as of December 10, 2009, pursuant to which China CITIC Bank joined the bank syndicate as a lender

10.27	English translation of the Trademark License Agreement among Daqo Group, Chongqing Daqo and Nanjing Daqo dated as of May 8, 2009

10.28	Non-Competition Agreement among Daqo Group, Daqo Cayman (formerly known as Mega Stand International Limited) and Chongqing Daqo dated as of July 1, 2008

10.29	Technology License and Engineering Services Contract between Poly Engineering S.r.l and Chongqing Daqo dated as of June 15, 2008

Exhibit No.	Description of Exhibit

10.30	English summary of the Construction Contract between Daqo New Material and China Tianchen Chemical Engineering Co., Ltd. dated as of June 27, 2007

10.31	English summary of the Amendment to the Construction Contract between Daqo New Material and China Tianchen Chemical Engineering Co., Ltd. dated as of July 10, 2007

10.32	English summary of the Construction Contract between Chongqing Daqo and China Tianchen Engineering Co., Ltd. dated as of August 28, 2008

10.33	Series A Purchase Agreement among the Registrant, the Series A investors and other parties thereof dated November 11, 2009

10.34	English translations of a Sales and Purchase Agreement Between Chongqing Daqo and Lighway Green New Energy Co., Ltd, dated as of January 9, 2010

21.1	Subsidiaries of Registrant

23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd.

23.2	Consent of Thorp Alberga (included in Exhibit 5.1)

23.3	Consent of Jun He Law Offices

23.4	Consent of Solarbuzz LLC

23.5	Consent of Daqing Qi to Become a Director

23.6	Consent of Rongling Chen to Become a Director

24.1	Powers of Attorney (included on the signature page of this registration statement)

99.1	Code of Business Conduct and Ethics of the Registrant

99.2	Opinion of Jun He Law Offices regarding certain PRC law matters

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining liability under the Securities Act of 1933 to any purchaser each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Wanzhou, Chongqing, People’s Republic of China, on January 20, 2010.

DAQO NEW ENERGY CORP.

By:	/s/ Gongda Yao
Name:	Gongda Yao
Title:	Director and Chief Executive Officer

Pursuant to the requirements of the Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ *	Chairman of the Board of Directors	January 20, 2010
Guangfu Xu

/s/ Gongda Yao Gongda Yao	Director and Chief Executive Officer (principal executive officer)	January 20, 2010

/s/ Jimmy Y. Lai Jimmy Y. Lai	Chief Financial Officer (principal financial and accounting officer)	January 20, 2010

/s/ *	Director	January 20, 2010
Xiang Xu

/s/ *	Director	January 20, 2010
Fei Ge

/s/ *	Director	January 20, 2010
Dafeng Shi

/s/ * Fumin Zhou	Director	January 20, 2010

/s/ * Greg W. Ye	Director	January 20, 2010

*By:	/s/ Gongda Yao
Gongda Yao, Attorney-in-fact

EXHIBIT INDEX

Exhibit No.		Description of Exhibit
1.1	****	Form of Underwriting Agreement

3.1	*	Second Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect

4.1	*	Form of Ordinary Share Certificate

4.2	*	Form of Third Amended and Restated Memorandum and Articles of Association of the Registrant, as effective upon the closing of this offering

4.3	*	Form of Deposit Agreement between the Registrant and JPMorgan Chase Bank, N.A., as depositary

4.4	*	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 4.3)

4.5	*	Investor Rights Agreement among the Registrant, the Series A preferred holders and other parties thereof dated as of November 20, 2009

5.1	*	Opinion of Thorp Alberga, the Cayman Islands counsel to the Registrant, regarding the issue of ordinary shares being registered

8.1		Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. federal tax matters

8.2	*	Opinion of Thorp Alberga regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.3		Opinion of Jun He Law Offices regarding certain Chinese tax law matters

10.1	*	2009 Share Incentive Plan

10.2	*	Form of Indemnification Agreement with the Registrant’s directors and officers

10.3	*	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant

10.4	*	English translation of the Lease Agreement between Chongqing Daqo and Daqo New Material effective from July 1, 2008

10.5	*	English translation of the Amended and Restated Lease Agreement between Chongqing Daqo and Daqo New Material effective from January 1, 2009

10.6	*	English translation of the Supplemental Agreement between Chongqing Daqo and Daqo New Material effective from November 9, 2009 with respect to the Amended and Restated Lease Agreement

10.7	*	English translation of the Sales and Purchase Agreement between Zhejiang Yuhui Solar Energy Source Co. Ltd. (the principal operating subsidiary of ReneSola Ltd.) and Daqo New Material dated as of October 31, 2007

10.8	*	English translation of the Amendment Agreement between Zhejiang Yuhui Solar Energy Source Co. Ltd. and Daqo New Material dated as of December 5, 2008 with respect to a Sales and Purchase Agreement

10.9	*	English translation of the Amendment Agreement among Zhejiang Yuhui Solar Energy Source Co. Ltd., Daqo New Material and Chongqing Daqo dated as of December 11, 2008 with respect to a Sales and Purchase Agreement

Exhibit No.		Description of Exhibit

10.10	*	English translation of the Sales and Purchase Agreement between Zhejiang Yuhui Solar Energy Source Co. Ltd. and Chongqing Daqo dated as of August 4, 2009

10.11	*	English translation of the Sales and Purchase Agreement between Yingli Green Energy Holding Co., Ltd. and Chongqing Daqo (formerly known as Chongqing Sailing) dated as of May 28, 2008

10.12	*	English translation of the Amendment Agreement between Yingli Green Energy Holding Co., Ltd. and Chongqing Daqo (formerly known as Chongqing Sailing) dated as of November 21, 2008 regarding a Sales and Purchase Agreement

10.13	*	English translation of the Sales and Purchase Agreement between Yingli Green Energy Holding Co., Ltd. and Chongqing Daqo dated as of August 12, 2009

10.14	***	English translation of a Sales and Purchase Agreement between Yingli Green Energy Holding Co., Ltd. and Chongqing Daqo dated as of December 31, 2009

10.15	*	English translation of the Three-party Sales and Purchase Contract among Chongqing Daqo (formerly known as Chongqing Sailing), Wuxi Suntech Power Co., Ltd. and Glory Silicon Energy (Zhenjiang) Co., Ltd. dated as of March 11, 2008

10.16	*	English translation of the Strategic Cooperation Agreement between Chongqing Daqo and SUMEC Hardware & Tools Co., Ltd. dated as of December 3, 2008

10.17	**	English translation of the Supplemental Agreement to the Strategic Cooperation Agreement between Chongqing Daqo and SUMEC Hardware & Tools Co., Ltd. dated as of December 12, 2008

10.18	*	English translation of a Sales and Purchase Agreement between China Electric Equipment Group (Nanjing) Semiconductor Materials Co., Ltd. and Chongqing Daqo dated as of December 18, 2009

10.19	*	English translation of the Loan Agreement between Daqo New Material and China Construction Bank, Wanzhou Branch dated as of September 30, 2007

10.20		English translation of the Loan Agreement between Daqo New Material and China Construction Bank, Wanzhou Branch dated as of February 28, 2008

10.21		English translation of the Loan Agreement between Daqo New Material and China Construction Bank, Wanzhou Branch dated as of July 31, 2008

10.22*		English translation of the Loan Agreement between Chongqing Daqo and China Construction Bank, Wanzhou Branch dated as of January 21, 2009

10.23*		English translation of the Loan Agreement between Chongqing Daqo and China Construction Bank, Wanzhou Branch dated as of July 7, 2009

10.24*		English translation of the Loan Agreement between Chongqing Daqo and Huaxia Bank, Wanzhou Branch dated as of December 30, 2009

10.25		English translation of the Syndicated Loan Agreement among Chongqing Daqo, China Construction Bank, Chongqing Branch, China Construction Bank, Wanzhou Branch, and China Merchants Bank, Chongqing Jiangbei Sub-branch dated as of August 28, 2009

10.26		English translation of the Supplemental Agreement to the Syndicated Loan Agreement among Chongqing Daqo, China Construction Bank, Chongqing Branch, China Construction Bank, Wanzhou Branch, China Merchants Bank, Chongqing Jiangbei Sub-branch, China CITIC Bank, Chongqing Branch, Daqo Group, Guangfu Xu and Xiang Xu dated as of December 10, 2009, pursuant to which China CITIC Bank joined the bank syndicate as a lender

10.27*		English translation of the Trademark License Agreement among Daqo Group, Chongqing Daqo and Nanjing Daqo dated as of May 8, 2009

Exhibit No.	Description of Exhibit
10.28*	Non-Competition Agreement among Daqo Group, Daqo Cayman (formerly known as Mega Stand International Limited) and Chongqing Daqo dated as of July 1, 2008

10.29**	Technology License and Engineering Services Contract between Poly Engineering S.r.l and Chongqing Daqo dated as of June 15, 2008

10.30*	English summary of the Construction Contract between Daqo New Material and China Tianchen Chemical Engineering Co., Ltd. dated as of June 27, 2007

10.31*	English summary of the Amendment to the Construction Contract between Daqo New Material and China Tianchen Chemical Engineering Co., Ltd. dated as of July 10, 2007

10.32*	English summary of the Construction Contract between Chongqing Daqo and China Tianchen Engineering Co., Ltd. dated as of August 28, 2008

10.33*	Series A Purchase Agreement among the Registrant, the Series A investors and other parties thereof dated November 11, 2009

10.34*	English translations of a Sales and Purchase Agreement Between Chongqing Daqo and Lighway Green New Energy Co., Ltd, dated as of January 9, 2010

21.1*	Subsidiaries of Registrant

23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd.

23.2*	Consent of Thorp Alberga (included in Exhibit 5.1)

23.3*	Consent of Jun He Law Offices

23.4*	Consent of Solarbuzz LLC

23.5*	Consent of Daqing Qi to Become a Director

23.6*	Consent of Rongling Chen to Become a Director

24.1*	Powers of Attorney

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Opinion of Jun He Law Offices regarding certain PRC law matters

*	Filed previously.
**	Filed previously. Confidential treatment requested for certain confidential portions of these exhibits pursuant to Rule 406 under the Securities Act. In accordance with Rule 406, these confidential portions have been omitted and filed separately with the Commission.
***	To be filed by amendment, confidential treatment requested for certain confidential portions of this exhibit.
****	To be filed by amendment.